

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**


RECD S.E.C.
APR 2 4 2007
1086

For the Month of April 2007

Commission File Number 1-15028

China Unicom Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,
99 Queen's Road Central, Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): _X_.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): __.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

EXHIBITS

Exhibit Number

1	Annual Report for the fiscal year ended December 31, 2006, dated April 19, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: April 19, 2007



By: ________________________
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer



China unicom 中国联通

CHINA UNICOM LIMITED
Incorporated in Hong Kong with limited liability under the Companies Ordinance

06

Annual Report 2006

Stock Code: 0762



Contents

Corporate Information

Directors

Chang Xiaobing
Chairman and Chief Executive Officer

Shang Bing
Executive Director and President

Tong Jilu
Executive Director and
Chief Financial Officer

Li Jianguo
Executive Director

Yang Xiaowei
Executive Director and Vice President

Li Zhengmao
Executive Director and Vice President

Li Gang
Executive Director and Vice President

Zhang Junan
Executive Director and Vice President

Lu Jianguo
Non-Executive Director

Wu Jinglian
Independent Non-Executive Director

Shan Weijian
Independent Non-Executive Director

Cheung Wing Lam, Linus
Independent Non-Executive Director

Wong Wai Ming
Independent Non-Executive Director

Audit Committee

Wong Wai Ming (Chairman)
Wu Jinglian
Shan Weijian
Cheung Wing Lam, Linus

Remuneration Committee

Wu Jinglian (Chairman)
Cheung Wing Lam, Linus
Lu Jianguo

Qualified Accountant and Company Secretary

Chu Ka Yee

Auditors

PricewaterhouseCoopers

Legal Advisors

Freshfields Bruckhaus Deringer
Sullivan & Cromwell LLP

Registered Office

75th Floor, The Center,
99 Queen's Road Central,
Hong Kong
Tel: (852) 2126 2018

Subsidiaries

China Unicom Corporation Limited
No. 133A, Xidan North Street,
Xicheng District,
Beijing 100032, P.R. China
Tel: (86) 10 66505588

China Unicom International Limited
25/F., 1 Peking Road,
Tsimshatsui, Kowloon,
Hong Kong.
Tel: (852) 2621 3868

Share Registrar

Hong Kong Registrars Limited
46th Floor,
Hopewell Centre,
183 Queen's Road East,
Hong Kong

American Depositary Receipts Depositary

The Bank of New York
101 Barclay Street,
New York, NY 10286,
USA

Publications

Under the United States securities law, the Company is required to file an annual report on Form 20-F with the United States Securities and Exchange Commission before 30 June 2007. Copies of the annual report as well as the U.S. annual report on Form 20-F, once filed, will be available at:

Hong Kong
China Unicom Limited
75th Floor, The Center,
99 Queen's Road Central,
Hong Kong

United States
The Bank of New York
101 Barclay Street,
New York, NY 10286,
USA

Company Website

www.chinaunicom.com.hk

Company Profile



China Unicom Limited (the "Company") was incorporated in Hong Kong Special Administrative Region ("Hong Kong") in February 2000.

The Company was listed on the New York Stock Exchange and the Stock Exchange of Hong Kong on 21 June 2000 and 22 June 2000 respectively. On 1 June 2001, the Company was included as a constituent stock of the Hang Seng Index.

China United Telecommunications Corporation ("Unicom Group") is the major shareholder of the Company. As of 31 December 2006, Unicom Group indirectly and effectively holds 52.60% of shares in the Company through China Unicom (BVI) Limited and China United Telecommunications Corporation Limited. The public investors of the A Share market in Shanghai indirectly and effectively hold 24.09% of shares in the Company. The remaining 23.31% of shares in the Company are held by public investors in Hong Kong and New York.

At present, the Company is engaged in the cellular business (both GSM and CDMA) in 30 provinces, municipalities and autonomous regions in China through China Unicom Corporation Limited, the provision of nationwide international and domestic long distance calls, data and Internet services, and other related telecommunication value-added businesses.

As to its cellular business, the Company is one of the two mobile telecommunications operators in the PRC. As of 31 December 2006, the Company had a total number of 142.366 million subscribers for its GSM and CDMA cellular businesses and was the third largest mobile telecommunication operator in the world in terms of subscribers. As for the number of CDMA subscribers, the Company reached 36.493 million and was ranked as the second largest CDMA cellular operator in the world.

The Company has constructed the second largest broadband optical fiber transmission network in the PRC as a shared platform that supports the operations of cellular business, international and domestic long distance calls, data and Internet. This network has provided a good support for network resources to facilitate the rapid development of the Company's various businesses.

The Company operates telecommunications businesses in Hong Kong and USA through its wholly-owned subsidiary China Unicom International Limited. On 14 August 2006, China Unicom (Macau) Limited ("Unicom Macau") won the CDMA license in Macau Special Administrative Region. On 18 October the same year, Unicom Macau officially launched CDMA service in Macau. On 24 October 2006, Unicom Macau won a licence to provide 3G (CDMA2000 1X EV-DO) mobile service in Macau.

Financial Highlights

	2006 RMB in million	2005 RMB in million
Revenue	**94,294**	87,049
Excluding the unrealised loss on changes in fair value of derivative component of Convertible Bonds:		
Profit for the year* (Note 1)	**6,129** *	4,931
Adjusted basic earnings per share*	**RMB48.6 cents** *	RMB39.2 cents
Adjusted diluted earnings per share*	**RMB48.4 cents** *	RMB39.1 cents
Adjusted EBITDA* (Note 2)	**31,689** *	28,438
Including the unrealised loss on changes in fair value of derivative component of Convertible Bonds:		
Profit for the year	**3,732**	4,931
Basic earnings per share	**RMB29.6 cents**	RMB39.2 cents
Diluted earnings per share	**RMB29.5 cents**	RMB39.1 cents
EBITDA (Note 2)	**29,292**	28,438

* To enable an investor to better understand the Group's results, the unrealised loss of RMB2.4 billion on changes in fair value of derivative component of Convertible Bonds that is not considered to be an indicator of the Group's operating performance in 2006 is excluded.

Note 1: Profit for the year excluding the effect of unrealised loss on changes in fair value of derivative component of Convertible Bonds represents profit for the year before accounting for unrealised loss on changes in fair value of derivative component of Convertible Bonds. Please also refer to Note 30 to the Consolidated Financial Statements for quantitative reconciliation and Section III.9 of "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed discussions of the unrealised loss on changes in fair value of derivative component of Convertible Bonds resulted from increase in fair value of the derivative component in respect of the Convertible Bonds.

Note 2: EBITDA represents profit for the year before interest income, finance costs, other gains-net, income tax and depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our company.

Adjusted EBITDA represents profit for the year before unrealised loss on changes in fair value of derivative component of Convertible Bonds, interest income, finance costs, other gains-net, income tax and depreciation and amortisation. We believe that the adjusted EBITDA may provide not only more meaningful supplemental information to but also facilitates the management and investors to assess our performance and liquidity by excluding unrealised loss on changes in fair value of derivative component of Convertible Bonds that is not considered as an indicator of our operating performance from a cash flow perspective.

Although EBITDA and adjusted EBITDA have been widely applied in the global telecommunications industry as indicators to reflect the operating performance, financial capability and liquidity, they should be considered in addition to, and is not a substitute for or superior to, the measure of financial performance prepared under generally accepted accounting principles ("GAAP") as they do not have any standardised meaning under GAAP and are not regarded as measures of operating performance and liquidity under GAAP. In addition, they may not be comparable to similar indicators provided by other companies.

Major Events for 2006

1st Quarter

March On 28 March, the Company successfully launched its new corporate logo with a distinctive China red.

June On 20 June, the Company signed a cooperation agreement with Warner Music to jointly develop wireless music.

2nd Quarter

July In July, the Company successfully issued an aggregate principal amount of US$1 billion convertible bond to SK Telecom Co. Ltd. of Korea and both parties entered into a strategic alliance framework agreement to cooperate in the mobile communications business areas.

3rd Quarter

August On 14 August, the Company won the CDMA license in Macau Special Administrative Region and on 18 October, the Company officially launched CDMA service in Macau.




LỄ KÝ KẾT BIÊN BẢN GHI NHỚ
GIỮA CHINA UNICOM & HANOI TELECOM
CDMA 2000 BUSINESS CO-OPERATION
MOU SIGNING CEREMONY
BETWEEN CHINA UNICOM AND HANOI TELECOM

4th Quarter

October On 24 October, the Company won a licence to provide 3G (CDMA2000 1X EV-DO) mobile service in Macau.

November In November, the Company signed CDMA Business Cooperation MOU and Services Cooperation Agreement with Hanoi Telecom and Vietnam Telecom International respectively.

December On 11 December, the Company signed a strategic cooperation agreement with CCTV to jointly launch mobile TV services.

In December, the Company's "CDMA/GSM dual-mode, dual-standby handsets" technology was ranked first among all First Prize winners from the National Communication Academy.

Chairman's Statement



Chang Xiaobing Chairman and CEO

I am pleased to report the Company's operating and financial results for the year of 2006. In 2006, the Company focused on the quality of its business development, furthered the transformation of its business model, continued to implement the brand-centric marketing strategy, optimized its organizational structure and strengthened its internal control system, as well as actively pursued business cooperative opportunities. As a result, the Company maintained healthy developments in all aspects of its businesses and further improved its operational effectiveness.

We achieved solid growth of our business revenue. Our total revenue reached RMB94.29 billion, an increase of 8.3% from 2005. In particular, our service revenue reached RMB90.03 billion, an increase of 6.8% from 2005. Service revenue from our cellular business totaled RMB86.58 billion, an increase of 8.6% from 2005. Of this, revenue from our GSM business was RMB59.29 billion, while revenue from our CDMA business was RMB27.29 billion. In addition, revenue from our value-added cellular business accounted for 19.5% of total service revenue generated by our cellular business. The long-distance, data and Internet businesses revenues amounted to RMB3.44 billion.

We continued to improve our operating profitability. Our profit for the year was RMB3.73 billion. Excluding the unrealised loss on convertible bonds at fair value of RMB2.40 billion, our profit before income tax would be RMB8.89 billion, an increase of 25.2% from 2005 and profit for the year would be RMB6.13 billion, an increase of 24.3% from 2005, while adjusted basic earnings per share would reach RMB0.486, and adjusted EBITDA would be RMB31.69 billion.

Our financial position has become more stable. Our debt-to-capitalisation ratio declined from 31.2% as at the end of 2005 to 24.4% as at the end of 2006. Free cash flow increased to RMB13.90 billion.

The Board of Directors is pleased to announce that it has recommended the payment of a final dividend of RMB0.18 per share for 2006. If the proposed dividend is approved at the Company's Annual General Meeting, the Company will pay the dividend around 8 June 2007.

Review of 2006

Furthering the transformation of our business model to sustain healthy development of our businesses

We have maintained an equal focus on expansion of our customer base and retention of our existing subscribers. In particular, we have concentrated on optimizing the correlation between marketing costs and revenues. Revenue from our GSM business grew in proportion to the increase in the number of subscribers. Our CDMA business achieved notable improvements in profitability. As at 31 December 2006, the total number of cellular subscribers reached 142.366 million, representing a net addition of 14.572 million subscribers in 2006. Profit before income tax generated by our CDMA business reached RMB1.06 billion. The Company's value-added cellular business also demonstrated continued rapid growth. SMS volume reached 75.68 billion messages, while the number of subscribers for our CDMA 1X wireless data service grew to 20.04 million subscribers. Our long-distance, data and Internet business recorded remarkable growth in both EBITDA and profit before income tax.

Successful establishment of our brand-centric marketing system to enhance marketing capabilities and service standards

In 2006, we successfully introduced our new corporate logo with a distinctive China red, implemented our brand-centric marketing strategy and established a comprehensive branding structure. We targeted middle- and high-end subscribers by emphasizing the technological advantage of "dual-mode, dual-standby" to facilitate the development of "Worldwind" CDMA and GSM dual mode services. We actively developed the youth and campus markets to increase the market share of our "U-Power" services. We also spent significant efforts in mass and rural markets to maintain the steady development of our "Ruyi Tong" services and expanded the corporate and industry applications of our services to fully launch our "Unicom Horizon" services to institutional and industrial customers in markets such as agriculture, commerce and maritime industries.

We targeted specific market segments with service brands and consolidated our product, customer, tariff and channel resources. We promoted portfolio marketing, rationalized our tariff packages, strengthened the establishment of self-owned distribution channels and increased our efforts in the management of handset purchases. As a result, our comprehensive marketing capabilities have been significantly enhanced. Meanwhile, we have further enhanced the quality of our customer service through standardizing customer services, improving after-sales customer service and the customer maintenance and retention service, as well as strengthening the management of content and service providers.

Optimizing and expanding our network infrastructure to provide a strong basis for market development

In response to the need for market development, we have optimized the existing networks and increased our investments, as appropriate, in expanding the network capacity in regions with insufficient resources but profitable prospects. The capacity of the switches for our GSM network also increased by 16 million in 2006 and we also upgraded our GSM networks in 112 major cities to GPRS networks, which further improved our network quality.

By establishing a market-oriented centralized operations and management system, strengthening the construction of supporting systems such as business operations and network management systems, and enhancing the emergency communication capability to ensure our networks' security and quality, a solid foundation has been laid for our further market development.

Focusing on internal control development to enhance management effectiveness

We have striven to establish a comprehensive internal control system, with the aim of enhancing risk management and control through streamlining our business operation processes, identifying risks, implementing control measures and defining risk management responsibilities. As a result, the Company has established a relatively comprehensive internal control system to reduce operating risks and increase our profitability.

To tie in with the development of internal control system, we also introduced and implemented a series of management measures in project construction, business operations, financial management and evaluation and incentive systems, resulting in a notable improvement in control standards.

Significant progress in technical innovation and international cooperation

We have been actively promoting proprietary technological innovations and established a China Unicom Patent Library. During the year, the Company was granted ten patents in China and was awarded six scientific and technological progress awards from the National Communications Academy. In particular, the "CDMA/GSM dual-mode, dual-standby handsets" technology was ranked first among all First Prize winners. The Company also received an official mandate from the CDMA Development Group ("CDG") to develop the global mobile communications standard for "dual-mode, dual-standby handsets".

In July 2006, the Company successfully issued an aggregate principal amount of US$1 billion convertible bond to SK Telecom Co. Ltd. of Korea and both parties entered into a strategic alliance framework agreement to cooperate in the mobile communications business areas. In August 2006, the Company successfully obtained the permit to provide local mobile communications services in Macau, and in October 2006, the Company won the bid for Macau's 3G licence.

Outlook for 2007

In 2007, we will strive to capture the development opportunities in the PRC telecommunications market and adapt to changes in the competitive market and regulatory policy of the PRC telecommunications industry.
The Company will continue to consolidate and expand its achievements from the transformation of its business model, and drive revenue growth to realize rapid development in all business areas.

To facilitate effective development of our cellular business, the Company will start to implement a segregated and market-oriented management for the CDMA and GSM networks respectively. Leveraging the respective characteristics of the two networks, the Company is in the process of establishing segregated operating divisions and will introduce refined marketing measures. While ensuring a reasonable matching of customer in-network revenue contribution and sales and marketing costs, the Company will further strengthen its GSM customer retention and optimize subscriber composition to ensure effective development of its GSM business and will further improve the handset supply and reasonably leverage on costs to drive the growth of the number of subscribers and revenue of its CDMA business. As for the wireless value-added services, the Company will continue to promote the mature services, actively develop new businesses in response to market demand and enhance its cooperation with content and service providers, as well as increase the share of revenue generated by the wireless value-added services. For the long-distance, data and Internet business, the Company will continue to focus on developing profitable business in regions with market potential and develop value-added fixed-line business.

In 2007, the Company will make greater efforts to implement its brand-centric marketing strategy, enhance its tariff management capability, accelerate the establishment of self-owned distribution channels and further enhance customer service quality. Further upgrades to the network and support system, stronger investment management and an enhanced investment structure, better IT support and faster construction of the technology innovation system are also among the key priorities. In addition, by establishing and improving its internal control system, the Company will strive to strengthen its management, reduce its operational risks and enhance its operating efficiency, with an ultimate goal of actively creating value for shareholders.

In closing, on behalf of all members of the Board of Directors, I would like to take this opportunity to express my heartfelt gratitude to all our shareholders for their strong support to the Company and to all our staff for their hard work and contribution to the development of the Company during the past year.



Chang Xiaobing
Chairman and Chief Executive Officer

Hong Kong,
29 March 2007

Biographical Details of Directors


7
6
4
8
3
5
2
1

1. **Chang Xiaobing**
   Chairman and Chief Executive Officer
2. **Shang Bing**
   Executive Director and President
3. **Tong Jilu**
   Executive Director and
   Chief Financial Officer
4. **Li Jianguo**
   Executive Director
5. **Yang Xiaowei**
   Executive Director and Vice President
6. **Li Zhengmao**
   Executive Director and Vice President
7. **Li Gang**
   Executive Director and Vice President
8. **Zhang Junan**
   Executive Director and Vice President



Chang Xiaobing

(Chairman and Chief Executive Officer)

Aged 49, was appointed in December 2004 as an Executive Director, Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Chang, a professor level senior engineer, graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a bachelor's degree in telecommunications engineering and received a master's degree in business administration from Tsinghua University in 2001. He received a doctor's degree in business administration from the Hong Kong Polytechnic University in 2005. Prior to joining the Unicom Group, Mr. Chang served as a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu PT and a Deputy Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications and a Deputy Director General and Director General of the Department of Telecommunications Administration of the MII, as well as Vice President of China Telecom Group. Mr. Chang was appointed the Chairman of Unicom Group in November 2004. He also serves as the Chairman of the China United Telecommunications Corporation Limited ("A Share Company") and China United Corporation Limited ("CUCL"), respectively. Mr. Chang has over 25 years of operational and managerial experience in the telecommunications industry in China.



Shang Bing

(Executive Director and President)

Aged 51, was appointed in November 2004 as an Executive Director and President of the Company. Mr. Shang, a senior economist, graduated in 1982 from Shenyang Chemical Industry Institution with degree in chemical industry and received a master's degree in business administration from New York State University. He received a doctor's degree in business administration from the Hong Kong Polytechnic University in 2005. From 1986 to 1998, Mr. Shang served as a Director of Industrial Technology Development Centre in Liaoning Province, Deputy General Manager and General Manager of Economic and Technological Development Company in Liaoning Province. Mr. Shang joined Unicom Group in August 1998. From 1998 to 2001, Mr. Shang served as a Deputy General Manager and General Manager of Unicom Group Liaoning Branch. Mr. Shang was appointed a Vice President of Unicom Group in March 2001 and also became a Director of Unicom Group in September 2003. Mr. Shang was appointed the President of Unicom Group in November 2004. At present, Mr. Shang is also a Director and President of the A Share Company and CUCL. Mr. Shang has extensive management experience and knowledge in telecommunications operations.



Tong Jilu

(Executive Director and Chief Financial Officer)

Aged 48, was appointed in February 2004 as an Executive Director and Chief Financial Officer of the Company. He assists the President in handling issues relating to finance. Mr. Tong graduated in 1987 from the Department of Economic Management at the Beijing University of Posts and Telecommunications. He received a master's degree in business administration from National University of Australia in 2002; and is an Executive Director of the Association of Chief Accountants and Vice Chairman of Internal Audit Association of China. From August 1989 to October 1999, he served first as a Deputy Director, Director and later as a Deputy Director General of the Finance Bureau of the Posts and Telecommunications Administration of Liaoning Province. From November 1999 to June 2000, Mr. Tong served as Deputy Director General the Posts Office of Liaoning Province. Mr. Tong joined Unicom Group in July 2000 and served as Chief Accountant of Unicom Group from July 2000 to February 2001. Since March 2001, Mr. Tong has served as a Vice President of Unicom Group. Mr. Tong has served as a Director in the Unicom Group since September 2003 and the Chief Accountant of the Unicom Group since December 2004. Mr. Tong is also a Director in the A Share Company and a Director and Vice President in CUCL. Mr. Tong has extensive experience in management of telecommunications companies and finance management of listed companies.

Biographical Details of Directors



Li Jianguo

(Executive Director)

Aged 53, was appointed in April 2006 as an Executive Director of the Company. She graduated from the Xiangtan University with a bachelor's degree in Chemical Engineering in 1982 and received a master's degree in business administration from the Hong Kong Polytechnic University in 2006. Ms. Li is a senior economist and held leading positions in various enterprises, local governments and state ministries and committees for a significant period of time. She joined the Unicom Group in June 2000 and has been the Chairperson of the labour union of the Unicom Group since December 2001 and a Director of the Unicom Group since September 2003. Ms. Li is also a Director of CUCL and the Chairperson of the board of supervisors of the A Share Company. Ms. Li has extensive experience in working for the government and enterprises and in management.



Yang Xiaowei

(Executive Director and Vice President)

Aged 43, was appointed in April 2006 as an Executive Director and Vice President of the Company. He received a bachelor's degree from the Computer Application Department of Chongqing University in 1998 and a master's degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang is a senior engineer. From December 1992 to January 2002, Mr. Yang held the positions of Assistant to Director and Deputy Director of Chongqing Telecommunications Bureau; Deputy Director of the Chongqing Telecommunications Administration Bureau, and Director of Chongqing Municipal Communication Administration Bureau. Mr. Yang joined the Unicom Group in January 2002 and served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group. Mr. Yang has been Vice President of the Unicom Group since December 2003 and Director of the Unicom Group since December 2004. Mr. Yang is also a Director and Vice President of CUCL and the Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd. Mr. Yang has extensive experience in management and the telecommunications industry.



Li Zhengmao

(Executive Director and Vice President)

Aged 44, was appointed in April 2006 as an Executive Director and Vice President of the Company. He received a doctor's degree in communications and electronic engineering from the Southeast University in 1988. From 1992 to 1994, he was a Professor of the University of Electronic Science and Technology of China. Mr. Li joined the Unicom Group in August 1994 and held various positions in the Unicom Group, including Deputy Head of the Network Technology Department, Head of the Wireless Communication Department, Head of the Technology Department and Deputy Chief Engineer. From April 2000 to May 2002, he was Executive Director and Vice President of the Company. From May 2002 to December 2003, he was General Manager of the Yunnan branch of the Unicom Group. Mr. Li has been Vice President of the Unicom Group since December 2003 and has been a Director of the Unicom Group since December 2004. Mr. Li serves as a Director and Vice President of CUCL, as well as the Chairman of Unisk (Beijing) Information Technology Co. Ltd. and Unicom-BREW Telecommunication Technologies Ltd. Mr. Li has extensive experience in engineering technology and business operations.



Li Gang

(Executive Director and Vice President)

Aged 49, was appointed in April 2006 as an Executive Director and Vice President of the Company. He graduated from Beijing University of Posts and Telecommunications in 1985 and received a master's degree in business administration from the Department of Advanced Business Administration of Jinan University in 2004. Mr. Li is a senior engineer and previously served as a Deputy Director of the Telecommunications Division, a Deputy Director of the Telecommunications Department, a Deputy Director of the Rural Telephone Bureau, a Deputy Director and Director of the Telecommunications Operation and Maintenance Department of the Posts and Telecommunications Administration Bureau in Guangdong Province and as a Director of the Mobile Communication Bureau. From 1999 to 2005, he served as the Vice Chairman, General Manager and Chairman of Guangdong Mobile Communication Co., Ltd. and as the Chairman and General Manager of Beijing Mobile Communication Co., Ltd. From 2000 to 2005, he also served as an Executive Director of China Mobile (Hong Kong) Limited. Mr. Li joined the Unicom Group in December 2005 and is currently a Vice President of the Unicom Group. Mr. Li is also a Director and Vice President of CUCL and Unicom Xin Guo Xin Communications Ltd. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.



Zhang Junan

(Executive Director and Vice President)

Aged 50, was appointed in April 2006 as an Executive Director and Vice President of the Company. He graduated from the Nanjing University of Posts and Telecommunications majoring in carrier communication in 1982. He received a master's degree in business administration from the National Australian University in 2002. Mr. Zhang is a senior engineer. He previously served as a Director of the Bengbu Municipal Posts and Telecommunications Bureau in Anhui Province and a Deputy Director of the Anhui Provincial Posts and Telecommunications Bureau. From 2000 to 2005, he served as a Deputy General Manager and General Manager of the Anhui Provincial Telecommunications Company and the Chairman and General Manager of the Anhui Provincial Telecommunications Co., Ltd. Mr. Zhang joined the Unicom Group as a Vice President in December 2005. Mr. Zhang also serves as a Director and Vice President of CUCL. Mr. Zhang has worked in the telecommunication industry for a long period of time and has extensive management experience.

Biographical Details of Directors



Lu Jianguo

(Non-Executive Director)

Aged 61, was appointed in April 2006 as a Non-Executive Director of the Company. He is an engineer. He graduated from the PLA Air Force Academy of Engineering in 1968 majoring in radio. From 1988 to 1994, he served as a Director of Beijing Long Distance Call Bureau, a Deputy Director-General of the Communication Department of the Posts and Telecommunications Ministry, a Deputy Director of Office of State Radio Regulatory Commission. Mr. Lu served as a Vice President of the Unicom Group from October 1994 to December 2005 and a Director of the Unicom Group from February 2000 to December 2005 and is currently also a Director of the A Share Company. Mr. Lu is experienced in telecommunications operations and has extensive management experience.



Wu Jinglian

(Independent Non-Executive Director)

Aged 77, was appointed in April 2000 as an Independent Non-Executive Director of the Company. Mr. Wu is a senior researcher at the Development Research Center of the State Council, or DRC, and a professor at the Graduate School of the Chinese Academy of Social Sciences and China Europe International Business School. Mr. Wu graduated from Fudan University and received honorary doctoral degrees in Social Science from the Hong Kong Baptist University and the University of Hong Kong in 2000 and 2005, respectively. Mr. Wu was previously an Executive Director of the DRC and Deputy Director of the Programming Office for Economic Reform of the State Council. Mr. Wu has been a visiting scholar at Yale University, a visiting professor at the Asia-Pacific Research Center of Stanford University and a visiting researcher at the Massachusetts Institute of Technology.



Shan Weijian

(Independent Non-Executive Director)

Aged 53, was appointed in May 2003 as an Independent Non-Executive Director. Mr. Shan is a Partner of TPG Capital Limited, Mr. Shan serves on the boards of, BOC Hong Kong (Holdings) Limited, Lenovo Group Limited and TCC International Holdings Limited, among others. Before joining TPG, Mr. Shan was a Managing Director of J.P. Morgan. Prior to that, he taught at the Wharton School of Business at University of Pennsylvania. His earlier employers include the World Bank, Graham and James, a law firm based in San Francisco, and Beijing University of International Business and Economics. Mr. Shan received a Ph.D. degree from the University of California, Berkeley.



Cheung Wing Lam, Linus

(Independent Non-Executive Director)

Aged 58, was appointed in May 2004 as an Independent Non-Executive Director of the Company. Before this, Mr. Cheung was Deputy Chairman of PCCW Limited. Prior to the merger of Pacific Century Cyberworks Limited and Cable & Wireless HKT Limited, or Hongkong Telecom. Mr. Cheung was the Chief Executive of Hongkong Telecom and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr Cheung also worked at Cathay Pacific Airways for 23 years before departing as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung is currently a member of the Chinese People's Political Consultative Conference for the Tianjin Municipal Government. Mr Cheung received a bachelor's degree in social science and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.



Wong Wai Ming

(Independent Non-Executive Director)

Aged 49, was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is an Executive Director and Chief Executive Officer of Roly International Holdings Ltd. and an Executive Director of Linmark Group. Mr. Wong is also an Independent Non-Executive Director of Lenovo Group Limited and I.T Limited. Prior to his current executive position, he was an Executive Director and Chief Executive Officer of the Sing Tao News Corporation Limited. He was previously an investment banker with more than 15 years of experience in investment banking business in Greater China and was a member of Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor's degree (with Honours) in management science from the Victoria University of Manchester in the United Kingdom.

Corporate Governance Practices

The Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") provide for code provisions (the "Code Provisions") and recommended best practices with respect to: (1) composition and procedures of the Board; (2) remuneration structure of directors and senior management; (3) accountability and audit; (4) delegation by the Board and (5) communication with shareholders for corporate governance practices by listed companies. Other than the disclosures made in the section headed "(1) Board of Directors" below, the Company confirms that for the year ended 31 December 2006, it has complied with all the Code Provisions.

(1) Board of Directors

To serve the best interests of the Company and its shareholders, the Board of Directors is responsible for reviewing and approving major corporate matters including business strategies and budgets, major investments, capital market operations, mergers and acquisitions, as well as senior officers' appointments. The Board is also responsible for reviewing and approving the announcements periodically published by the Company regarding its business results and operating activities.

The Board membership maintains wide representation. Members of the Board consist of outstanding persons from different professions in mainland China, Hong Kong and overseas. The Board comprises eight executive directors, four independent non-executive directors and one non-executive director. Mr. Chang Xiaobing has been the Chairman and CEO of the Company since December 2004. Mr. Shang Bing has been the Company's President since November 2004. Mr. Chang Xiaobing is responsible for chairing the Board of Directors and for all material affairs, including development, business strategy, operation and management of the Company. Mr. Shang Bing is responsible for the daily operation and management of the Company.
Under the Code Provisions, the roles and responsibilities of chairman and chief executive officer should be separated and should not be performed by the same individual. The Board of Directors understands that the principle of the Code Provision is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority. The Board of Directors believes that at the present stage, Mr. Chang Xiaobing and Mr. Shang Bing have achieved the aforesaid purpose of separating responsibilities. These arrangements also facilitate the formulation and implementation of the Company's strategies in a more effective manner so as to improve the Company's effectiveness in business development.

All independent non-executive directors and non-executive directors of the Company are influential members of the society and possess good knowledge and experience in different aspects. They have been making active contributions to the development of the Company. They have kept close contact with the management and often actively express different opinions on matters relating to the shareholders and the capital market at the board meetings. These views and opinions facilitate the Board in their consideration of the shareholders' best interests. All independent non-executive directors, except for the equity interests and directors' remuneration disclosed in this annual report, do not have any business or financial interests with the Company, its holding company or subsidiaries, and have confirmed their independence to the Company. Personal particulars are set out in pages 12 to 16 of this annual report. The functions of non-executive directors include, but are not limited to, attending the board meetings, making independent judgments at meetings, playing leading role in resolving any potential interest conflicts, serving on committees by invitation and carefully examining whether the performance of the Company has reached the planned corporate targets and objectives, and monitoring and reporting on matters related to the performance of the Company.

In considering the nomination and appointment of new directors and senior management, the Board identify candidates within the Company and in the human resources market widely after considering the Company's needs for new directors and senior management. After obtaining consent from the candidate for the nomination and based on the Company's actual needs, the Company convenes a board meeting comprising of independent non-executive directors and the non-executive director to consider the qualifications of the candidates for preliminary selection. The number of board meetings held during the year and the attendance of directors are detailed in page 20 of this annual report. Under the Code Provisions, non-executive directors shall be appointed for specific terms and offer themselves for re-election, and all newly appointed directors shall be elected by shareholders at the first general meeting following their appointment pursuant to the Company's articles of association. The Company's non-executive directors are not appointed for specific terms but are subject to retirement by rotation at the general meeting pursuant to the Company's articles of association and are subject to re-election by shareholders pursuant to the relevant requirements. All directors of the Company are subject to retirement by rotation at least once every three years. Mr. Shang Bing, Ms. Li Jianguo, Mr. Yang Xiaowei, Mr. Wu Jinglian and Mr. Shan Weijian, will be due for re-election by shareholders at the annual general meeting to be held in May 2007. Personal particulars of the proposed directors and their proposed remuneration are set out in pages 12 to 16 and pages 58 to 61 of this annual report.

Following their appointment, all newly appointed directors are provided with comprehensive orientation information to ensure that they have proper understanding of the Company's operation and businesses, full understanding of their responsibilities under the Listing Rules, applicable regulatory requirements, and the Company's business and governance policies.

The Board convenes meetings regularly and ensures that all directors have opportunities to include issues for discussion in the agenda. Notices of the board meetings are delivered to the directors at least 14 days before holding of the meeting. The Company delivers all documents for the meetings to the directors at least one week on a best endeavour basis (and ensures no less than three days) before holding of the meetings. The company secretary keeps close contact with all directors and ensures operation of the Board and all committees is in line with the procedures. Additionally, the company secretary is responsible for compiling and regularly submitting the minutes of board meetings and committee meetings to all directors for their review. Except for the period from 17 January 2006 to 21 February 2006 when the former company secretary resigned and the current company secretary was yet to be appointed, all directors have access to the advice and services of the company secretary with a view of ensuring that board procedures, and all applicable rules and regulations are followed. The resignation of the former company secretary and appointment of the current company secretary were announced by the Company on 17 January 2006 and 22 February 2006, respectively.

Directors may obtain independent professional advice, upon request, at the expense of the Company. In addition, if substantial shareholders or directors have significant conflicts of interest in a matter to be resolved, the Board will convene a board meeting in respect of the matter and those directors who have conflicts of interest must abstain from voting and are not counted in the quorum of the meeting. Furthermore, the Chairman has a clear responsibility for ensuring that all directors have appropriate knowledge of the current items at the meetings and that all directors are provided with sufficient, complete and reliable information.

All directors are required to devote sufficient time to handling affairs of the Company. The management will hold formal and informal meetings with all directors from time to time to provide sufficient timely information so that directors can make informed decisions. All board members have the right to inspect the documents and relevant information of the Board. Directors, including independent non-executive directors, visit various branches frequently and understand the Company's operations. The Company has arranged relevant training for the directors to be conducted by professional advisers, such as lawyers and accountants, from time to time.

In 2006, the Board held five full board meetings for discussion and approval of important matters such as the 2005 annual results, the 2006 interim results, and the first and third quarter results for 2006. Set forth below is an overview of the attendance during the year by the board members at various meetings:

		Board meetings			**Audit Committee meetings**			**Remuneration Committee meetings**			**Independent Board Committee meetings**		
	Position	Attendance	No. of meetings during his term	Percentage	Attendance	No. of meetings during his term	Percentage	Attendance	No. of meetings during his term	Percentage	Attendance	No. of meetings during his term	Percentage
Existing Directors[1]													
Chang Xiaobing	Chairman	5	5	100%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Shang Bing	Executive director	4	5	80%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Tong Jilu	Executive director	5	5	100%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Li Jianguo	Executive director	3	4	75%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Yang Xiaowei	Executive director	2	4	50%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Li Zhengmao	Executive director	4	4	100%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Li Gang	Executive director	3	4	75%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Zhang Junan	Executive director	3	4	75%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Lu Jianguo	Non-executive director	4	4	100%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Wu Jinglian	Independent non-executive director	5	5	100%	4	4	100%	1	1	100%	1	1	100%
Shan Weijian	Independent non-executive director	3	5	60%	3	4	75%	N/A	N/A	N/A	1	1	100%
Cheung Wing Lam, Linus	Independent non-executive director	5	5	100%	4	4	100%	1	1	100%	1	1	100%
Wong Wai Ming	Independent non-executive director	5	5	100%	4	4	100%	N/A	N/A	N/A	1	1	100%
Past Directors[2]													
Li Qiuhong	Executive director	1	1	100%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Lo Wing Yan, William	Executive director	1	1	100%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Ye Fengping	Executive director	1	1	100%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Liu Yunjie	Non-executive director	1	1	100%	N/A	N/A	N/A	1	1	100%	N/A	N/A	N/A

Notes:

1. Mr. Wong Wai Ming was appointed as independent non-executive director on 19 January 2006. Ms. Li Jianguo, Mr. Yang Xiaowei, Mr. Li Zhengmao, Mr. Li Gang and Mr. Zhang Junan were appointed as executive directors on 1 April 2006. Mr. Lu Jianguo was appointed as non-executive director on 1 April 2006.

2. Mr. Li Qiuhong, Mr. Lo Wing Yan, William and Mr. Ye Fengping resigned as executive directors on 1 April 2006. Mr. Liu Yunjie resigned as non-executive director on 1 April 2006.

The Board of Directors has provided clear guidelines for delegation of powers and responsibilities to the management. Some important matters have to be decided by the Board of Directors, including, but are not limited to, long-term objectives and strategies, expanding new businesses, annual budget, initial announcements on quarterly, interim and final results, dividends, major banking facilities, major acquisitions and sales, major connected transactions and annual internal control evaluation.

(2) Committees under the Board of Directors

The Company has established two committees under the Board of Directors, namely the Audit Committee and the Remuneration Committee. All committees have written charters and are provided with sufficient resources to perform their duties. The committees will report their decisions or recommendations to the Board of Directors after meetings.

(a) Audit Committee

The Audit Committee comprises four independent non-executive directors, namely Mr. Wong Wai Ming, Mr. Wu Jinglian, Mr. Shan Weijian and Mr. Cheung Wing Lam, Linus. Mr. Wong Wai Ming currently serves as the Chairman of the committee. All members of the committee have complied with the "independence" requirements in respect of members of the audit committee according to applicable regulatory requirements. Two of the members of the committee were investment bankers with expertise and experience in financial management. The Chairman of the committee is a chartered accountant with expertise and experience in accounting and financial management.

The major responsibilities of the Audit Committee include: considering and approving the appointment, resignation and removal of external auditors and their fees; reviewing the quarterly, interim and annual financial statements; coordinating and discussing with external auditors any problems and comments raised during the statutory audits; reviewing any correspondence from the external auditors to the management and responses of the management; and reviewing the relevant reports concerning the internal control procedures of the Company. The committee meets at least four times each year, and assists the Board of Directors in its review of the financial statements in order to ensure effective internal controls and efficient auditing.

The Audit Committee is also responsible for supervising the external auditors who would report directly to the committee, pre-approved the audit and non-audit services to be provided by the independent auditors, and determined the possible impact of non-audit services on auditors' independence. PricewaterhouseCoopers is the independent auditors of the Company overseas and in the PRC and has acted as the auditors for the Company for five consecutive years (from 2002 to 2006). Apart from auditing services, it also provides audit-related services, tax and other services. The remuneration paid/ payable to the independent auditors for provision of services in the year is as follows:

Items	Note	2006 RMB in thousands
Audit services	(a)	**120,323**
Audit-related services	(b)	**11,272**
Taxation services		**87**
Others		**40**
Total		**131,722**

(a) Audit services in 2006 include reporting on the Company's internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America ("SOX 404").

(b) Audit-related services in 2006 include advisory services in respect of the Company's internal control.

The Audit Committee also discussed with the management the timing and procedures for the rotation of principal partners of the audit firm responsible for the audit of the Company and reviewing the documents related thereto. The committee also reviewed the progress reports from the internal audit departments. The committee has carried out its duties effectively, and enabled the Board of Directors to better monitor the financial condition of the Company, supervise the internal control over financial reporting of the Company, ensure the integrity and reliability of the financial statements of the Company and prevent significant errors in the financial statements as well as to ensure compliance with, the relevant requirements of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), the U.S. Federal securities laws and the New York Stock Exchange with respect to the Audit Committee.

(b) Remuneration Committee

The Remuneration Committee consists of two independent non-executive directors, Mr. Wu Jinglian and Mr. Cheung Wing Lam, Linus, and one non-executive director, Mr. Lu Jianguo. The Chairman of the Remuneration Committee is Mr. Wu Jinglian.

The major functions of the Remuneration Committee include: considering and approving the remuneration plans proposed by the management, remuneration scheme of executive directors and the Company's share option scheme. The Remuneration Committee conducts performance appraisals for the Chief Executive Officer and determines his year-end bonus pursuant to the performance target contract entered into between the Board of Directors and the Chief Executive Officer. The Chief Executive Officer is responsible for the performance appraisal and determination of performance-based year-end bonuses for the other members of the Company's management. The results are subject to the review of the committee. The committee meets at least once a year.

(3) Preparation of Financial Statements and Financial Reporting

Directors understand that the Companies Ordinance has provided that directors shall prepare financial statements for each year to give a true and fair view of the financial position of the Company as at the balance sheet date of the year and profits or losses and cash flows of the Company for the year ended the balance sheet date. In preparing financial statements, directors shall:

(a) Select and consistently apply appropriate accounting policies and to make fair and reasonable judgments and estimates in applying the selected accounting principles;

(b) State reasons for any serious deviations from the accounting principles; and

(c) Prepare financial statements on a going concern basis, unless it is inadvisable to assume that the Company and the Group will continue to operate in the foreseeable future.

Directors are also responsible for keeping appropriate accounting records to protect the assets of the Company and taking appropriate procedures to prevent and investigate whether there are any fraud and other irregularities.

For financial reporting, the management shall provide explanations and information to the Board of Directors so that the Board of Directors can evaluate the merit of the financial and other information that need to be approved. The Board of Directors has also made a balanced, clear and explicit evaluation of the position and performance of the Company in the communication with shareholders.

(4) Internal Control

Internal control systems have been designed to monitor and facilitate the accomplishment of the Company's business objectives, safeguard its assets against loss and misappropriation, ensure maintenance of proper accounting records for the provision of reliable financial information, ensure compliance with applicable laws, rules and regulations, and to provide reasonable, but not absolute, assurance against fraud and errors.

The Board has overall responsibility for maintaining sound and effective internal control systems. For the year ended 31 December 2006, the Board, pursuant to the Code Provision, conducted an annual review of the effectiveness of the internal control systems of the Company and its subsidiaries based on thorough discussions with and review of evaluation report prepared by the Company's Internal Control Office, as well as frequent meetings with the Company's management. The review covered all material aspects of our control functions, including financial, operational and compliance controls and risk management functions.

In order to strengthen its internal control systems, the Company has undertaken the following measures, which include:

(a) establishing internal control framework, identifying key controls in business operations;

(b) improving information management system to enhance the internal control and reinforcing control over the financial reporting process;

(c) establishing financial management responsibility systems and implementing more comprehensive responsibility systems, so as to ensure the accuracy in the reporting of financial data;

(d) strengthening the internal audit and monitoring controls over our branches;

(e) establishing an enterprise risk management system and risk evaluation procedures;

(f) strengthening the period-end financial reporting process, including enhancing the training of our finance and accounting personnel with respect to US Generally Accepted Accounting Principles and Hong Kong Financial Reporting Standards; and

(g) further formalizing anti-fraud and whistleblower policies and procedures.

The Company has achieved significant progress in 2006, including:

(a) reinforcing internal control framework; improving business process and key controls to better monitor and mitigate risk, as well as formulating long-term implementation plan on internal control;

(b) continuing to engage external consultants to advise on overall IT general controls and application controls of the Company's information technology system while upgrading the accounting systems, developing and applying the consolidated financial reporting system;

(c) implementing and refining the procedures to monitor the financial reporting and book closing procedures at branch level and upgrading business performance review system;

(d) formulating internal audit policies and procedures to further clarify the requirements and procedures of internal audit department;

(e) continuing to improve the effectiveness of the Company's internal control over financial reporting based upon the framework established in *Internal Control-Integrated Framework* issued by Committee of Sponsoring Organizations of the Treadway Commission ("COSO"); establishing the Risk Control Office, identifying control responsibility; formulating risk management assessment methodology and organizing risk assessment at branch level;

(f) hiring additional accredited accounting professionals with experience in financial reporting and familiarity with the Hong Kong and international accounting practices; and

(g) promoting code of ethics for employees; establishing and implementing company-wide anti-fraud policies; establishing enhanced anti-fraud and whistleblowing mechanisms.

The Company has an internal audit department of over 150 staff, with officers stationed at various provincial branches. The internal audit department reports directly to the Audit Committee and is independent of the Company's daily operation and accounting functions. Internal audit focuses on efficiency, accountability and internal controls. It contributes to the strengthening of operation and management of the Company, improvement in internal control systems, mitigation of operational risks and increases in economic efficiency. Internal audit also enhances the monitoring of the operation and financial management of the Company, so that the internal audit system can further satisfy the requirements of internal controls.

(5) Code of Ethics for Directors and Employees and Procedures for Securities Transactions by Directors

The Company has set out relatively comprehensive standards governing the acts of officers and general staff, including the Code of Ethics for Management and Senior Officers and Code of Ethics for Employees which are available at the Company's website (www.chinaunicom.com.hk). The Company has also prepared the Procedures for Dealing of Securities by Directors in accordance with Model Code for Securities Transactions by Directors of Listed Companies, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries and all directors confirmed that they had complied with the relevant code for securities transactions during the year ended 31 December 2006.

Information Disclosure Controls and Procedural Standards

In order to further enhance the Company's system of information disclosure, and to ensure the truth, accuracy, completeness and timeliness of our public disclosures, the Company has adopted and implemented Information Disclosure Controls and Procedural Standards, pursuant to which: an Information Disclosure Review Committee, led by the management, was established by the Company; procedures were established to compile and report the Company's financial and operational statistics and other information and to review the periodic reports. Detailed implementation rules were also established for the verifications on the contents and requirements of financial data, especially the upward declarations from the individual responsible officers at the subsidiary, branch and major department levels of the Company, which in turn standardized the fundamental principles of information disclosures that need to be complied with.

Requirements under Section 404 of the Sarbanes-Oxley Act (hereinafter referred to as the "Sarbanes-Oxley Act")

It has been strongly emphasized by the Company on the compliance with the requirements under Section 404 of the Sarbanes-Oxley Act. The relevant section of the Act requires the management of the non-US issuers with equity securities listing in the US securities market to issue reports and representations as to the internal control over financial reporting. Section 404 of the Sarbanes-Oxley Act is effective from the first financial reporting year ending on 15 July 2006 or after for large non-US issuers like the Company.

The relevant internal control report needs to stress the management's responsibility for establishing and maintaining an adequate and effective internal control over financial reporting. The management are required to assess, as of the year end the effectiveness of the company's internal control over financial reporting. The Company's external auditors are required to attest to, and report on, management's evaluation of the

Company's internal control over financial reporting.

In order to enhance its corporate governance standards in accordance with the requirements under the Sarbanes-Oxley Act, many initiatives have been undertaken since 2004 to enhance the Company's internal control system. A steering committee led by the Company's Management was established in 2005, and the committee formulated the proposals for the establishment of the internal control system. Efforts made in 2006 include implementing the modifications to the internal control system and organizing Company-wide staff training. Through our continuing efforts, including enhancing the internal control procedures over the business processes, identifying key risk controls, finalizing on the accountability system for risk management and establishing a detailed documentation system, the Company aims to establish and maintain a comprehensive internal control system to better manage the risks arising from the commercial activities of the Company and the financial reporting system and thereby ensure the effectiveness of internal control over financial reporting.

Under section 404 of the Sarbanes-Oxley Act, the Company's management is required to conduct an assessment of the effectiveness of the Company's internal control over financial reporting as of 31 December 2006. The management is currently in the process of finalizing the management's report on internal control over financial reporting, which is being audited by the Company's independent registered public accounting firm, PricewaterhouseCoopers. Management's assessment report and PricewaterhouseCoopers' audit report will be included in the Company's annual report on Form 20-F to be filed with the United States Securities Exchange Commission by 30 June 2007.

Summary of Significant Differences between the Corporate Governance Practices of the Company and the Corporate Governance Practices Required to be Followed by U.S. Companies under the New York Stock Exchange's Listing Standards

As a company listed on both the Hong Kong Stock Exchange and the New York Stock Exchange, the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Hong Kong Companies Ordinance, as well as applicable U.S. federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. The Company is also subject to the listing standards of the New York Stock Exchange to the extent they apply to non U.S. issuers. However, as a non-U.S. company, the Company is not required to comply with all of the corporate governance listing standards of the New York Stock Exchange.

In accordance with the requirements of Section 303A.11 of the New York Stock Exchange Listed Company Manual, the Company has posted on its Internet website (www.chinaunicom.com.hk) a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the New York Stock Exchange's listing standards.

Corporate Transparency

Apart from continuing to publish reports to shareholders and investors semi-annually and annually in accordance with HKFRS and/or US GAAP on the Company's business and financial condition, the Company discloses major unaudited operational statistics and financial data quarterly, and announces operational statistics monthly in order to further enhance the transparency of the Company and the understanding by investors of the business operations of the Company. In addition, the Company submits annual reports and regular reports to the United States Securities and Exchange Commission pursuant to the requirements of the US federal securities laws.

Upon announcement of interim and annual results or major transactions, the Company immediately holds analyst and press conferences. During such conferences, the management of the Company interacts directly with fund managers, investors and journalists to provide them with relevant information and data. The management of the Company replies accurately and thoroughly to questions raised by analysts and journalists. Real-time web-castings and video-recordings are also arranged for the said conferences in order to have wide dissemination of information and messages. Through announcements and press releases, the Company disseminates the latest information on the significant business development and the management of the Company to media in a timely and accurate manner. Through the holding of road shows in different countries all over the world, the management of the Company meets and communicates with key persons from investment funds and institutional investors to let them have an accurate understanding of the performance achieved by the Company in different aspects like business operation and management etc.

The website of the Company is also updated constantly to provide investors and the public with information and news relating to the Company in all respects.

Since 2004, the Company has also disclosed the annual total remuneration for each of the directors in the annual report for the year.

Investor Relations

The investor relations department of the Company is responsible for the provision of information and services required by investors, the provision of responses to their inquiries, and the maintenance of timely communications with investors and fund managers. The Company also arranges from time to time "reversed road shows" for analysts and investors. These activities allow them to have good opportunities to communicate with and understand the management, general staff and subscribers of the Company and its operating subsidiaries, visit different places of business or show rooms of provincial branches, and thus enable analysts and investors to understand timely and thoroughly the status of different aspects of the Company's business development.

Shareholders' Interests

The Company has attached much importance to the annual general meeting. Executive directors and representatives of the audit committee and the remuneration committee attend the meetings and treasure the opportunities provided by the meetings to communicate with shareholders. At the general meeting, the chairman of the meeting proposes individual resolutions in respect of each separate matter. All matters at the annual general meeting are resolved by polls and the relevant procedures are explained at the meeting. The Company also appoints external scrutineers to ensure that all votes are counted and recorded as appropriate, and publishes the poll results in a Chinese and an English newspaper in Hong Kong.

The Company also held an extraordinary general meeting in December 2006, which approved matters relating to the Company's continued connected transactions. In order to protect the interests of independent shareholders, the Board of Directors specially established an Independent Board Committee which made recommendations to independent shareholders after consulting with an independent financial adviser. All resolutions at the extraordinary general meeting were resolved by polls. The management of the Company announced immediately the verified poll results during the meeting and disclosed the same to the public in a Chinese newspaper and an English newspaper in Hong Kong on the following day.



The Company has put great emphasis on staff training. During the year, the Company adopted various training approaches focusing on the transformation of our business model to actively offer training for staff so as to increase the overall quality of our staff team. In 2006, the Company organized a total of 160 practical training sessions of all sorts for more than 30,000 management officers, technical staff and marketing and customer service officers of all levels.

Training for management staff

To enhance the management standard and marketing capabilities of all management staff, the Company has organized tailored training courses in marketing for general managers from local and municipal branches and branches at the county level. Li Gang, our Vice President, gave lessons in person. A total of 200 general managers or deputy general managers in charge of marketing from various places, as well as more than 170 managers from county-level branches, attended these training programmes. The Company also organized seminars on financial management for almost 100 general managers from the headquarters and branches and subsidiaries at the provincial level during the year to enhance the financial-related knowledge of senior management officers. Meanwhile, to further develop the internal control framework, the Company actively organized training related to internal control processes and procedures during the year. A total of 450 general managers from local and municipal branches and heads of major business divisions from provincial branches attended these training programmes.

Training for technical professionals

The Company has also spared no efforts to conduct training for technical professionals. In 2006, the Company organized various specialized training sessions on GSM network, GPRS sub-networking technology and CDMA network planning for 450 leading network operation and maintenance staff from provincial branches with a view to increasing the technical standard for the Company's network planning and optimization. To facilitate the development and application of the 3G new technology and new business, the Company joined hands with Huawei, Ericsson and QUALCOMM to organize ten 3G technical training sessions. A total of 420 technical professionals from the headquarters and provincial branches attended these training programmes. Other technical training programmes included value-added business system management and maintenance, network information security techniques.

Other professional training

In 2006, the Company offered training focusing on leading market operation and service strategies targeting more than 1,500 front desk marketing and customer service officers to actively develop the market and increase the service standard of the Company.

In 2006, the Company continued to proceed with the establishment of online teaching resources and developed and launched 75 online courses (up 79% from last year); and successfully completed all online examinations in respect of these corporate training courses. A total of 4,033 customer service officers sat for the elementary occupational qualification certification examination. A total of more than 2,000 staff from the headquarters sat for examinations such as core business flows and telecommunication business knowledge. To ensure occupational qualification certification for our staff, the Company established the Teaching Material Evaluation Committee dedicated to this purpose, comprising three specialized categories namely marketing and customer service, technical operations and integrated management, to evaluate the relevant teaching materials for professional training and ensure the authority and applicability of the teaching materials developed.



Shang Bing | President

In 2006, the Company committed to strengthen its capability for sustainable development and to carry out rational, practical and proactive growth strategy. By deepening the transformation of its development model, enhancing market expansion effort, implementing brand-centric marketing strategy, establishing brand-oriented customer service system and fostering innovation and cooperation, the Company further enhanced its overall competitiveness.

I. SUMMARY

In 2006, the Company committed to strengthen its capability for sustainable development and to carry out rational, practical and proactive growth strategy. By deepening the transformation of its development model, enhancing market expansion effort, implementing brand-centric marketing strategy, establishing brand-oriented customer service system and fostering innovation and cooperation, the Company further enhanced its overall competitiveness.

The subscriber base of cellular businesses continued to grow. As of 31 December 2006, the Company had a total number of 142.366 million cellular subscribers, representing an increase of 11.4% from 2005, and the Company's total market share in its service areas was 31.3%. Specifically, the number of GSM subscribers amounted to 105.873 million, representing an increase of 11.4% from 2005, while the number of CDMA subscribers amounted to 36.493 million, representing an increase of 11.5% from 2005.

Mobile value-added services ("VAS") continued to grow rapidly. In 2006, SMS volume reached 75.68 billion messages, representing an annual growth rate of 38.8%. Over the year, total number of "Cool Ringtone" subscribers reached 35.881 million, representing 25.2% of total cellular subscribers. In 2006, the revenue of mobile VAS reached RMB16.86 billion, an increase of 39.5% from 2005, and its share in total cellular service revenue increased from 15.2% in 2005 to 19.5% in 2006.

Long distance, data and Internet businesses were stable. In 2006, the total minutes of outgoing international and domestic long distance calls reached 24.36 billion minutes, representing a decline of 3.4% from 2005.


Cellular subscribers
and market share
34.5%
31.3%
127.794
142.366
32.722
36.493
95.072
105.873
05
06
GSM Subscribers (in millions)
CDMA Subscribers (in millions)
Market Share (%)


GSM subscribers
95.072
11.4%
105.873
05
06
GSM Subscribers (in millions)
Growth rate (%)

II. BUSINESS REVIEW

1. Steady Growth of GSM Business

a) Product and subscriber composition

The Company provides highly qualified GSM cellular services in mainland China and offers GSM international roaming services through 260 operators in 170 countries and regions.

As of 31 December 2006, the total number of the Company's GSM subscribers was 105.873 million, representing a net increase of 10.801 million from 95.072 million subscribers at the end of 2005. Of this total, post-paid subscribers reached 54.267 million, representing a net addition of 6.101 million from 48.166 million subscribers at the end of 2005; the number of pre-paid subscribers increased to 51.606 million, representing a net addition of 4.700 million from 46.906 million subscribers at the end of 2005. For the year ended 31 December 2006, the average monthly churn rate for the Company's GSM business was 2.44%, similar to that of 2005.

b) Minutes of usage

In 2006, the total minutes of usage for the Company's GSM subscribers were 286.05 billion minutes, representing an increase of 31.6% from 217.44 billion minutes in 2005.

c) Monthly average minutes of usage (MOU) and average revenue per user (ARPU)

MOU per subscriber per month for GSM services increased moderately in 2006. The average MOU per subscriber per month for GSM services were 237.2 minutes in 2006, representing an increase of 35.0 minutes from the 202.2 minutes in 2005. ARPU for GSM services in 2006 increased to RMB49.2 from RMB48.5 in 2005.


GSM minutes of usage
217.44
31.6%
286.05
05
06
GSM minutes of usage (in billions)
Growth rate (%)


GSM MOU
202.2
237.2
05
06
MOU (minutes)


GSM ARPU
48.5
49.2
05
06
ARPU (RMB)


CDMA subscribers
32.722
11.5%
36.493
05
06
CDMA Subscribers (in millions)
Growth rate (%)

2. Continuous Growth of CDMA Business

a) Product and subscriber composition

The Company is currently the only provider of highly qualified CDMA cellular services in mainland China and offers CDMA international roaming services through 22 operators in 16 countries and regions.

As of 31 December 2006, the total number of the Company's CDMA subscribers was 36.493 million, representing a net increase of 3.771 million from 32.722 million in 2005. Of this total, the number of post-paid subscribers reached 33.454 million, representing a net addition of 3.444 million from 30.010 million in 2005; the number of pre-paid subscribers was 3.039 million, with a net addition of 0.327 million from 2.712 million in 2005. In 2006, the average monthly churn rate for CDMA service was 1.57%, slightly higher than the churn rate of 1.49% in 2005.

b) Minutes of usage

In 2006, the total minutes of usage for CDMA subscribers were 113.85 billion minutes, representing an increase of 11.9% from 101.75 billion minutes in 2005.

c) Monthly average minutes of usage and average revenue per user

In 2006, the average MOU per subscriber per month for CDMA services was 274.7 minutes, at a similar level of 276.9 minutes in 2005. ARPU for CDMA service was RMB65.9, representing a decrease of RMB9.2 from RMB75.1 in 2005.


CDMA minutes of usage
101.75
11.9%
113.85
05
06
CDMA minutes of usage (in billions)
Growth rate (%)


CDMA MOU
276.9
274.7
05
06
MOU (minutes)


CDMA ARPU
75.1
65.9
05
06
ARPU (RMB)

3. Continued Rapid Growth of Mobile Value-added Services

In 2006, the Company achieved steady increase of penetration rate of SMS and "Cool Ringtone" services, proactively strengthened cooperation with other partners to establish a value chain featuring "openness, innovation, cooperation and win-win". The Company also accelerated promotion of services that utilize CDMA 1X technological advantages.

The Company's SMS service continued to grow. In 2006, SMS volume reached 75.68 billion messages, representing an increase of 38.8% from 54.53 billion messages in 2005. Of this total, GSM SMS volume was 58.89 billion messages, representing an increase of 49.1% from 39.51 billion messages in 2005; and CDMA SMS volume was 16.78 billion messages, representing an increase of 11.7% from 15.02 billion messages in 2005.

"Cool Ringtone", U-Net and U-Info services grew rapidly. In 2006, the net addition of "Cool Ringtone" subscribers was 13.931 million, and as of 31 December 2006 the total number of subscribers reached 35.881 million. Of this total, the net addition GSM "Cool Ringtone" subscribers reached 11.954 million and the net addition of CDMA "Cool Ringtone" subscribers was 1.977 million. As of 31 December 2006, the numbers of GSM and CDMA "Cool Ringtone" subscribers were 28.414 million and 7.467 million, respectively. In 2006, the net addition of "uni" subscribers was 4.991 million. Of this total, the net addition of U-Info subscribers reached 4.297 million, while the net addition of U-Net subscribers was 0.694 million.

4. Stable Development of Long Distance, Data and Internet Businesses

By focusing on profitability, the Company strengthened cost management and committed to develop profitable business in markets with potential. The Company increased effort in restructuring and optimizing product structure, reduced the scale of unprofitable services so as to further stabilize the revenue stream and improve profitability, thus accomplished the initial purposes of the business transformation of the long-distance, data and Internet businesses.

a) International and domestic long distance business

In 2006, the total minutes of the Company's outgoing international and domestic long distance calls were 24.36 billion minutes, slightly lower than the 25.21 billion minutes in 2005. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan, were 2.61 billion minutes.

- PSTN long distance business

  In 2006, the total minutes of PSTN outgoing long distance calls increased to 11.23 billion minutes from 10.48 billion minutes in 2005, of which, domestic long distance calls totaled 11.07 billion minutes and total long distance calls to international destinations, together with Hong Kong, Macau and Taiwan, were 0.16 billion minutes. Total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan, were 2.39 billion minutes.

- IP long distance business

  As of 31 December 2006, international roaming of the Company's IP telephony service was available in 34 countries and regions. In 2006, the total minutes of IP outgoing long distance calls reached 13.13 billion minutes, representing a decrease of 10.9% from 14.73 billion minutes in 2005. Domestic long distance calls totaled 13.02 billion minutes and long distance calls to international destinations, together with Hong Kong, Macau and Taiwan, totaled 0.11 billion minutes. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan, amounted to 0.22 billion minutes.

b) Network lease and video telephony business

The Company offers a variety of line leasing, Asynchronous Transfer Mode ("ATM") and Frame Relay ("FR") services to meet customers' different bandwidth requirements. As of 31 December 2006, the total leased bandwidth was 58,000 x 2Mbps, and the total subscribers of "Uni-Video" broadband video-telephony service reached 465,000.

c) Internet business

As of 31 December 2006, the number of subscribers of the Company's broadband Internet access was 1.254 million. The number of subscribers of "Ruyi" Mailbox reached 12.217 million at the end of 2006, representing a substantial increase of 44.3% from the end of 2005.


International & domestic long distance outgoing calls
25.21
10.48
14.73
24.36
11.23
13.13
05
06
PSTN long distance (minutes in billions)
IP long distance (minutes in billions)


时刻连通


新势力
由我连通 U-power


如意通
大家连通


联通新时空
专业连通


联通无限
www.unimax.cn


联通10010

III. NETWORK INFRASTRUCTURE

In 2006, the Company further improved network capacity and quality through network upgrade, expansion and optimization so as to meet market demand. 16 million new switch capacities were added to the GSM networks, and the GSM networks in 112 key cities were upgraded to GPRS. The CDMA network services underwent further optimization and improvement. After obtaining a wireless business license to operate local services and subsequently commencing local operations in Macau, the Company successfully won the bid for a 3G license in Macau, facilitating the Company's further expansion in the region.

By the end of 2006, the Company's wireless connection rate of GSM network increased to 98.41% and call-drop rate was lower than 0.84%; wireless connection rate of CDMA network which was leased from the holding company increased to 99.75% and call-drop rate was lower than 0.37%.

In response to demand for market-oriented operation and management, the Company speeded up the deployment and implementation of its informationlization strategy, further optimized construction and application of supporting systems, such as those for commission management, handsets and telephone cards, and successfully achieved IT support for processes at the national level. As a result, the Company continued to improve the level of informationlization of its operation and management systems.

IV. SALES AND MARKETING

1. Branding Strategies

The Company implemented a comprehensive brand marketing strategy, successfully introduced a new company logo based on red, established a brand-centric marketing system and enhanced brand loyalty and attractiveness. By leveraging the application advantages of "dual-mode, dual-standby" technology, the Company improved the high-end positioning of the "Worldwind" brand in the cellular market. By actively expanding into youth and campus markets, the Company increased the market share of "U-Power" brand. By proactively exploring mass market, the Company maintained the stable development of "Ruyi Tong" brand. By launching services for different industries such as agriculture, commerce, tax bureaus and maritime, the Company further enriched "Unicom Horizon" brand with its focus on the application for institutional users and industrial users.

2. Distribution Channels

In 2006, in order to enhance its core competitiveness, the Company eliminated unnecessary distribution layers and strengthened control toward distribution channels. Through rational investment and acceleration of the construction of self-owned distribution channels, the Company improved its self-owned channels' capability to generate sales. The Company also actively cooperated with third-party distribution channels to optimize distribution structure and geographical planning, strengthened assessment of customer quality and revenue contribution from such third-party channels and consequently enhanced effectiveness of commission expenditure.

3. Customer Service

In 2006, the Company focused on brand-centric marketing and standardization of quality and process of its customer service, and strengthened "Unicom 10010", a brand-oriented, tiered customer service system. To enhance customer satisfaction, the Company launched a series of customer service campaigns such as "Reliable Network with Sincere Services" to improve customer service. The Company also implemented a customer service responsibility system that is based at the provincial level and coordinated through the Company's nationwide customer service network. By requiring the first contacted customer service representative to be responsible for solving the customer's problem within a mandatory period of time, such a system has ensured the appropriate and proper handling of customer complaints and enhanced the Company's customer complaint response capability. As a result, the rate of customer complaints fell substantially and the customer service quality was further improved.

4. Tariff Strategies

In 2006, along with the implementation of the brand-centric marketing strategy, the Company further rationalized tariff design, mix of service packages and product differentiation and established a brand-based tariff system. By strengthening the management of tariff packages and simplifying package


China
unicom中国联通

structure, the Company endeavored to help customers understand the service package. In addition, the Company also complied with the MII requirement of SP tariff regulation and number portability between internal packages to further strengthen its control over tariff.

V. BUSINESS STRATEGIES FOR 2007

In 2007, the Company will continue to implement the rational, practical and proactive business strategies. With an ultimate goal of achieving sustainable and profitable growth with enlarged revenue stream, the Company will strive to consolidate and leverage the achievements from the transformation of its business model, accelerate its market expansion, strengthen its business and technological innovations and further expand cooperation.

For its GSM business, the Company aims to further clarify target markets and adopt differentiated strategies for customer retention and follow-on sales and marketing to increase market share. The Company will emphasize quality of subscriber acquisition and increase the share of net addition market. In addition, in order to further improve the profitability of its GSM business, the Company will further strengthen its control of the sales and marketing costs by reasonably matching the increase of such costs with the increase of subscriber revenue. Furthermore, the Company plans to capitalize on the value-added services and the release of new network number resources to develop high-end GSM services, enhance the quality of new subscribers, and improve the subscriber composition and the image of GSM business.

For its CDMA business, the Company will continue to apply the principle of matching cost and revenue and insist on maintaining a reasonable correlation between handset subsidy and customer revenue contribution so as to reasonably increase revenue. The Company will also expand the industrial application of CDMA technological advantages. In addition to offering wireless data services with market advantages, the Company will conduct cross line marketing, combining wireless data services with voice services and enhance the overall competitiveness of the Company's service and product offerings. Furthermore, the Company will strengthen the construction of sales and marketing channels to create incentives for third-party distribution channels to carry CDMA products and services. To capitalize on the opportunities offered by the initialization of the segregated operations for GSM and CDMA networks, the Company will increase its efforts in managing products and tariff packages and differentiating customers, so as to effectively address the parallel goals of customer retention and acquisition and to increase the scale of revenue and subscriber base for CDMA business.

For its mobile VAS business, the Company will seek to develop 3G-oriented VAS business and accelerate the development of the scale of its VAS business. The Company will also enhance the penetration rate of SMS, "Cool Ringtone" and wireless data business to achieve higher ARPU for VAS business. In addition, the Company will actively expand into new markets by promoting services such as mobile music, instant message and stock information, continue business model innovation and improve the development of value chain for VAS business.

The Company will maintain the profitability-oriented development of its long distance, data and Internet businesses. While maintaining the revenue scale of the traditional voice business, the Company will actively develop and expand revenue sources by offering fundamental data services such as line leasing and dedicated Internet access, promoting fixed-line and wireless integrated services, and focusing on the development of VAS business over data networks and Internet to promote new revenue stream.

To fully unitize the Company's advantages as an integrated service operator, the Company will leverage industry application to improve the product development for institutional customers. With a goal to enhancing value for institutional customer and increasing customer loyalty, the Company will continue the equal focus on customer retention and acquisition and further expand into markets with institutional customers and industrial customers so as to effectively increase revenue.

The Company will continue to develop its brand-centric sales and marketing system, enrich brand contents and enhance brand image. It will also improve the distribution system to enhance its core competitiveness. In addition, the Company will further implement the tiered customer service system to establish its advantages in customer service area and to promote its business image, therefore to further enhance the Company's overall competitiveness.



Management's Discussion and Analysis of Financial Condition and Results of Operations

I. Overview

In 2006, we continued to grow our business effectively. Our total revenue maintained steady growth and reached RMB94.29 billion by the end of 2006, up by 8.3% from 2005. Our profit for the year amounted to RMB3.73 billion. Excluding the effect of the RMB2.40 billion unrealised loss on changes in fair value of derivative component of Convertible Bonds at fair value, the profit for the year would increase by 24.3% from RMB4.93 billion in 2005 to RMB6.13 billion in 2006. Basic earnings per share in 2006 were RMB0.296. Excluding the effect of the RMB2.40 billion unrealised loss on changes in fair value of derivative component of Convertible Bonds, adjusted basic earnings per share in 2006 would be RMB0.486, up by 24.0% from 2005. Adjusted EBITDA was RMB31.69 billion in 2006.

We have maintained a sound balance sheet structure during the year as the liabilities-to-assets ratio (Note 3) decreased from 46.5% as at 31 December 2005 to 45.8% as at 31 December 2006. The capital expenditures for 2006 were RMB21.55 billion. Cash flow continued to improve. Free cash flow (i.e. net cash inflow from operating activities minus capital expenditures) increased from RMB13.19 billion in 2005 to RMB13.90 billion in 2006. Our net cash inflow from operating activities amounted to RMB35.45 billion, increased by 15.1% from 2005.

Note 3: Liabilities-to-assets ratio represents total liabilities over total assets.


Service revenue
(RMB in billion)
84.29
90.03
05
06

II. Revenue

Our revenue continued to grow steadily in 2006. The total revenue was RMB94.29 billion, up by 8.3% from 2005. Of the total revenue in 2006, our total service revenue was RMB90.03 billion, up by 6.8% from 2005, and revenue from the sales of telecommunications products was RMB4.27 billion, up by 54.5% from 2005.

The table below sets forth the changes in service revenue composition and the percentage of total service revenue for each of our business segment for the years of 2005 and 2006:

Service revenue composition

2005: 5.4%, 32.7%, 61.9%

2006: 3.8%, 30.3%, 65.9%

Cellular - GSM | Long Distance, Data and Internet | Cellular - CDMA

	2006		2005	
	RMB in million	**As percentage of total service revenue**	RMB in million	As percentage of total service revenue
Total service revenue	**90,027**	**100.0%**	84,287	100.0%
Include: Cellular	**86,583**	**96.2%**	79,713	94.6%
Of which: GSM	**59,290**	**65.9%**	52,136	61.9%
CDMA	**27,293**	**30.3%**	27,577	32.7%
Long Distance, Data and Internet	**3,444**	**3.8%**	4,574	5.4%

Service revenue of GSM Cellular Business
(RMB in million)

05: 52,136
06: 59,290

GSM ARPU

05: 48.5
06: 49.2

ARPU (RMB)

1. GSM Cellular Business

In 2006, we have maintained a continued growth in GSM Cellular Business. Revenue from our GSM Cellular Business increased by 13.7% from RMB52.14 billion in 2005 to RMB59.30 billion in 2006, of which service revenue accounted for RMB59.29 billion, also up by 13.7% from 2005. Such increase is mainly due to increase in the number of subscribers and in revenue from GSM value-added services. ARPU also increased from RMB48.5 in 2005 to RMB49.2 in 2006, up by RMB0.7. Sales of telecommunications products relating to our GSM Cellular Business was RMB8.17 million in 2006.

Revenue from GSM value-added services amounted to RMB11.54 billion in 2006, up by 44.9% from 2005. The share of revenue from GSM value-added services as a percentage of the GSM service revenue increased from 15.3% in 2005 to 19.5% in 2006 due to our efforts to strengthen the development and promotion of the value-added business.

In line with the growth of the GSM Cellular Business and interconnection traffic volume, interconnection revenue from the GSM Business increased to RMB4.91 billion in 2006, up by 41.8% from 2005.


Service revenue of CDMA Cellular Business
(RMB in million)
27,577
27,293
05
06


CDMA ARPU
75.1
65.9
05
06
ARPU (RMB)


Service revenue of Long Distance, Data and Internet Business
(RMB in million)
4,574
3,444
05
06

2. CDMA Cellular Business

In 2006, we continued to emphasise an effective development on CDMA Cellular Business. Revenue from CDMA Cellular Business reached RMB31.55 billion, an increase of 4.1% from 2005. Of the total revenue from CDMA Cellular Business, service revenue was RMB27.29 billion and decreased by 1.0% from 2005 due to a decrease of the ARPU by RMB9.2 from RMB75.1 in 2005 to RMB65.9 in 2006. Such ARPU decrease was because certain high-end contractual customers did not renew their contracts upon expiry while the average ARPU of new customers was relatively lower. Sales of telecommunications products relating to our CDMA Cellular Business increased to RMB4.26 billion, up by 55.2% from 2005.

We continued to utilise the technical advantages of CDMA1X technology to improve our revenue from CDMA value-added services. Such revenue reached RMB5.31 billion in 2006, up by 29.1% from 2005, and accounted for 19.5% of the service revenue from CDMA Cellular Business in 2006, an increase from 14.9% in 2005. Of the service revenue from CDMA Cellular Business, revenue from CDMA1X data business was RMB1.99 billion, representing an increase of 49.2% from 2005 and accounting for 37.5% of the value-added service revenue from CDMA Cellular Business in 2006.

In line with the growth of CDMA Cellular Business and interconnection traffic volume, interconnection revenue from CDMA Cellular Business reached RMB1.73 billion by the end of 2006, up by 23.9% from 2005.

3. Long Distance, Data and Internet Business

Tariff for traditional businesses such as outgoing long distance calls continued to decrease due to intensive market competition. To address this, we adjusted our business structure and dropped less profitable products. In 2006, our service revenue from Long Distance, Data and Internet Business was RMB3.44 billion, down by 24.7% from 2005 due to a decrease of 3.4% of the total minutes of outgoing domestic and international calls from 2005.

III. Costs and Expenses

In 2006, we strengthened expense control and total costs and expenses were RMB87.80 billion. Excluding the effect of the RMB2.40 billion unrealised loss on changes in fair value of derivative component of Convertible Bonds, costs and expenses would be RMB85.40 billion, increase by 6.8% from 2005, which is slower than the 8.3% growth in the total revenue in 2006.

The table below illustrates the major cost items from 2005 and 2006 and their respective share of service revenue:

	2006		2005	
	RMB in million	**As percentage of service revenue**	RMB in million	As percentage of service revenue
Total costs and expenses	**87,799**	**97.5%**	79,947	94.9%
Leased lines and network capacities	**8,763**	**9.7%**	8,747	10.4%
Interconnection charges	**9,595**	**10.7%**	8,372	9.9%
Depreciation and amortisation	**22,423**	**24.9%**	20,368	24.2%
Employee benefit expenses	**6,649**	**7.4%**	5,616	6.7%
Selling and marketing	**19,252**	**21.4%**	20,558	24.4%
General, administrative and other expenses	**13,416**	**14.9%**	11,742	13.9%
Finance costs, net of interest income	**395**	**0.4%**	1,003	1.2%
Cost of telecommunications products sold	**4,930**	**5.5%**	3,575	4.2%
Unrealised loss on changes in fair value of derivative component of Convertible Bonds	**2,397**	**2.7%**	—	—
Other gains-net	**(21)**	**(0.1%)**	(35)	—


Analysis of costs and expenses
Percentage of costs and expenses to service revenue (%)
94.9%
97.5%
05
06
Leased lines and network capacities
Interconnection charges
Depreciation and amortisation
Selling and marketing
General, administrative and other expenses
Others#


Analysis of costs and expenses
Composition of costs and expenses (%)
05
06
Leased lines and network capacities
Interconnection charges
Depreciation and amortisation
Selling and marketing
General, administrative and other expenses
Others#

\# including employee benefit expenses, finance costs, net of interest income, cost of telecommunications products sold, unrealised loss on changes in fair value of derivative component of Convertible Bonds and other gains-net

1. Leased lines and network capacities

Our aggregate lease expense for leased lines and network capacities reached RMB8.76 billion in 2006, up by 0.2% from 2005, and as a percentage of the service revenue decreased from 10.4% in 2005 to 9.7% in 2006. Under the connected party transactions agreement, lease expense for the CDMA network capacity in 2006 was calculated based on 30% of the business income from our CDMA Cellular Business in 2006. Network capacity lease expense for the CDMA Cellular Business for year 2006 increased from RMB7.92 billion in 2005 to RMB8.08 billion in 2006.

2. Interconnection charges

Due to the increase in interconnection traffic volume, interconnection charges increased to RMB9.60 billion in 2006, up by 14.6% from 2005. Interconnection charges as a percentage of the service revenue increased from 9.9% in 2005 to 10.7% in 2006. Net interconnection charges from 2006 was RMB2.43 billion, down by 18.1% from 2005, and accounted for 2.7% of the service revenue in 2006 as opposed to 3.5% in 2005.

3. Depreciation and amortisation

Depreciation and amortisation expenses increased by 10.1% from RMB20.37 billion in 2005 to RMB22.42 billion in 2006 and, as a percentage of the service revenue, increased from 24.2% in 2005 to 24.9% in 2006.

4. Employee benefit expenses

In 2006, due to various factors including a general increase in the employee insurance premium expenditure, recruitment of new staff for business expansion and increase of share-based compensation costs from the grant of new share options under the share option scheme in 2006, employee benefit expenses for the year increased to RMB6.65 billion, up by 18.4% from 2005, and represented 7.4% of the service revenue, up from 6.7% in 2005.

5. Selling and marketing

In 2006, due to our effective cost control measures, particularly on the customer acquisition costs on contractual CDMA subscribers and commission expenses, selling and marketing expenses totaled RMB19.25 billion in 2006, a decrease of 6.4% from 2005. Such selling and marketing expenses accounted for 21.4% of our service revenue in 2006, down by 3.0% from 24.4% in 2005. Amortisation of customer acquisition costs on contractual CDMA subscribers was RMB4.21 billion (2005: RMB5.95 billion) in 2006. The balance of unamortised CDMA customer acquisition costs decreased from RMB2.94 billion as of 31 December 2005 to RMB2.10 billion as of 31 December 2006.

6. General, administrative and other expenses

Affected by factors such as increases in rents for base stations, maintenance fees, utilities charges and other expenses, general, administrative and other expenses increased by 14.3% from RMB11.74 billion in 2005 to RMB13.42 billion in 2006. General, administrative and other expenses as a percentage of the service revenue increased from 13.9% in 2005 to 14.9% in 2006.

7. Finance costs, net of interest income

In 2006, we further strengthened and improved our capital structure, centralised management and enforced effective application of our capital resources. As we improved our cash inflow from operating activities and improved our debt structure through the issuance of Convertible Bonds and short-term bonds, finance costs, net of interest income decreased from RMB1.00 billion in 2005 to RMB0.40 billion in 2006, down by 60.6%. In addition, we recorded an exchange gain of RMB0.37 billion due to the appreciation of RMB during 2006, which also contributed to the decrease of our finance costs.

8. Cost of telecommunications products sold

The cost of telecommunications products sold increased to RMB4.93 billion, up by 37.9% from 2005. This increase was primarily due to increases in the CDMA handsets units purchased and sold. The corresponding sales of telecommunications products was RMB4.27 billion, up by 54.5%. The net loss from the sales of telecommunications products was RMB0.66 billion, which is RMB0.15 billion less than the net loss in 2005.

9. Unrealised loss on changes in fair value of derivative component of Convertible Bonds

In July 2006, we issued the Convertible Bonds to SK Telecom, a mobile telecommunications service operator in Korea. In accordance with the requirements of Hong Kong Accounting Standard 39, "Financial Instruments — Recognition and Measurement", the bond contract must be separated into two components: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bond. The conversion option is carried at fair value on the balance sheet with any changes in fair value being charged or credited to the income statement in the period when the change occurs. The fair value of the derivative component of the Convertible Bond is calculated using the Binomial model, which considers various factors including exercise price, volatility, expected dividend yield, risk free rate, expected life of options and the closing price of our share at valuation date. Due to the substantial increase in our share price from HKD6.95 as at 5 July 2006, (the issuance date of the Convertible Bonds) to HKD11.40 as at 31 December 2006, the fair value of the derivative component in respect of the Convertible Bonds has increased and therefore resulted in an unrealised loss on changes in fair value of derivative component of Convertible Bonds of the RMB2.40 billion recognised in the income statement. The unrealised loss had no effect on our cash flows or other aspects of our operations in 2006.

IV. Earnings

1. Profit before income tax

In 2006, our profit before income tax was RMB6.50 billion after the unrealised loss on changes in fair value of derivative component of Convertible Bonds of the RMB2.40 billion. Excluding the effect of the RMB2.40 billion unrealised loss on changes in fair value of derivative component of Convertible Bonds, our profit before income tax would be RMB8.89 billion, an increase of 25.2% from 2005.

Profit before income tax for the GSM Cellular Business was RMB7.48 billion, up by 2.8% from 2005 as a result of the increase in revenue from GSM Cellular Business. Profit before income tax for the CDMA Cellular Business improved quarter on quarter and reached RMB1.06 billion. Profit before income tax for the Long Distance, Data and Internet Business was RMB0.49 billion after the Company focused on developing profitable businesses.

Profit for the year*
(RMB in billion)


4.93
6.13*
05
06

* Please refer to Note 1 and Note 2 of "Financial Highlights" as set out in page 4 for explanations.

2. Income tax

Our income tax increased to RMB2.76 billion in 2006 and the effective tax rate in 2006 was 42.5%. Excluding the effect of the RMB2.40 billion unrealised loss on changes in fair value of derivative component of Convertible Bonds, the effective tax rate would be 31.1%, similar to 30.6% in 2005.

3. Profit for the year

Our profit for the year reached RMB3.73 billion in 2006. Basic earnings per share in 2006 were RMB0.296. Excluding the effect of the RMB2.40 billion unrealised loss on changes in fair value of derivative component of Convertible Bonds, the profit for the year would be RMB6.13 billion and the adjusted basic earnings per share would be RMB0.486, an increase of 24.0% from 2005.

V. Adjusted EBITDA

Adjusted EBITDA was RMB31.69 billion in 2006 and adjusted EBITDA margin (Adjusted EBITDA as a percentage of the total revenue) was 33.6%.

EBITDA for the GSM Cellular Business was RMB26.42 billion, up by 3.8% from 2005. EBITDA margin (EBITDA as a percentage of the total revenue) for the GSM Cellular Business decreased from 48.8% in 2005 to 44.6% in 2006 as a result of increased commission expenses under intensified competition environment and increased interconnection charges. EBITDA for the CDMA Cellular Business increased from RMB0.44 billion in 2005 to RMB1.82 billion in 2006 and the EBITDA margin for the CDMA Cellular Business increased from 1.4% in 2005 to 5.8% in 2006. EBITDA for the Long Distance, Data and Internet Business was RMB3.66 billion, an increase of 36.7% from 2005. EBITDA margin for the Long Distance, Data and Internet Business increased from 32.1% in 2005 to 44.6% in 2006.

Adjusted EBITDA* and Adjusted EBITDA margin*


33.6%*
32.7%
28.44
31.69*
05
06
Adjusted EBITDA (RMB in billion)
Adjusted EBITDA Margin

VI. Capital expenditures and free cash flow

Our capital expenditures totaled RMB21.55 billion in 2006, representing an increase of 22.4% from RMB17.61 billion in 2005. Capital expenditures attributable to the GSM Cellular Business were RMB10.58 billion. Capital expenditures for the Long Distance, Data and Internet Business were RMB1.44 billion. Capital expenditures for local gateway and infrastructure network were RMB3.70 billion. Capital expenditures for billing system, customer services and information technology system and buildings and others were RMB5.83 billion.

Both cash inflow from operating activities and free cash flow continued to improve from RMB30.80 billion and RMB13.19 billion in 2005 to RMB35.45 billion and RMB13.90 billion in 2006, respectively. Cash inflow from operating activities increased by 15.1% from 2005.

Capital expenditures and projected capital expenditures
(RMB in billion)


26.00
21.55
17.61
05
06
07

The table below illustrates the capital expenditures of various major businesses in 2006 and the planned expenditures in 2007:

	2006 RMB in billion	**2007 RMB in billion**
Total	21.55	**26.00**
GSM Cellular	10.58	**13.60**
Long Distance, Data and Internet	1.44	**1.00**
Gateway and infrastructure network	3.70	**3.90**
Others	5.83	**7.50**

Capital expenditures planned for 2007 are estimated RMB26.00 billion, capital expenditures for the GSM Cellular Business are estimated to be approximately RMB13.60 billion which will be used to satisfy customers' demand, improve the quality of network coverage and increase the network capacity as appropriate. Capital expenditures for the Long Distance, Data and Internet Business are estimated to be approximately RMB1.00 billion. Capital expenditures for local gateway and infrastructure network are estimated to be approximately RMB3.90 billion. Capital expenditures for information technology system and buildings and others are estimated to be approximately RMB7.50 billion.

We plan to rely primarily on cash generated from operating activities to satisfy our capital expenditures needs.

VII. Balance Sheet

In 2006, our balance sheet structure was further improved. Total assets increased from RMB142.63 billion as of 31 December 2005 to RMB146.44 billion as of 31 December 2006. Total interest-bearing debts decreased from RMB34.58 billion as of 31 December 2005 to RMB25.65 billion as of 31 December 2006. The liabilities-to-assets ratio decreased from 46.5% as at 31 December 2005 to 45.8% as at 31 December 2006. The debt-to-capitalisation ratio (Note 4) decreased from 31.2% as at 31 December 2005 to 24.4% as at 31 December 2006.

As of 31 December 2006, we had net current liabilities (i.e. current assets minus current liabilities) of RMB29.88 billion, representing a decrease of RMB5.71 billion from RMB35.59 billion at the end of 2005. Taking into account of available sources of financing and continuous net cash inflows from operating activities, we believe that we have sufficient funds to meet our working capital requirements and debt obligations.

Note 4: Debt-to-capitalisation ratio represents interest bearing debts plus minority interest over interest bearing debts plus total equity.

Report of the Directors

The directors (the "Directors") of China Unicom Limited (the "Company") are pleased to present their report together with the audited financial statements of the Company and its subsidiaries (the "Group") for the year ended 31 December 2006.

Principal Activities

The principal activities of the Company are investment holding and its subsidiaries are principally engaged in the provision of cellular, long distance, data and Internet services in China.

Results and Appropriation

The results of the Group for the year ended 31 December 2006 are set out on pages 78 to 79 of the annual report.

In view of the rapid growth in the Group's business and strong operating performance during 2006, the Board of Directors recommends the payment of a final dividend of RMB0.18 per ordinary share, totaling approximately RMB2.3 billion for the year ended 31 December 2006.

Summary of Financial Information

Please refer to the Financial Summary on pages 171 to 172 for the summary of the operating results, assets and liabilities of the Group for the five years ended 31 December 2006.

Loans

Please refer to Notes 16,17,20 and 21 to the financial statements for details of the borrowings of the Group as at 31 December 2006.

Convertible Bonds

Please refer to Note 17 to the financial statements for details of the convertible bonds of the Group as at 31 December 2006.

Bonds

Please refer to Note 20 to the financial statements for details of the short-term bonds of the Group as at 31 December 2006.

Capitalised Interest

Please refer to Note 6 to the financial statements for details of the Group's capitalised interest for the year ended 31 December 2006.

Property, Plant and Equipment

Please refer to Note 6 to the financial statements for changes in the property, plant and equipment of the Group and the Company for the year ended 31 December 2006.

Charge on Assets

As of 31 December 2006, no property, plant and equipment was pledged to banks as loan security.

Reserves

Please refer to pages 80 to 81 of the annual report for the movements in the reserves of the Group and the Company for the year ended 31 December 2006.

Subsidiaries

Please refer to Note 22 to the financial statements for details of the Company's subsidiaries as at 31 December 2006.

Changes in Shareholders' Equity

Please refer to page 80 to 81 of the annual report for the Consolidated Statement of Changes in Equity.

Housing Benefits

Please refer to Note 27 to the financial statements for details of the housing benefits provided to employees of the Group.

Retirement Benefits

Please refer to Note 26 to the financial statements for details of the retirement benefits provided to employees of the Group.

Pre-emptive Rights

There are no provisions for pre-emptive rights in the articles of association of the Company (the "Articles of Association") requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

Major Suppliers and Customers

The Group's sales to its five largest customers did not exceed 30% of the Group's total turnover for the year ended 31 December 2006.

Purchases from the largest supplier for the year ended 31 December 2006 represented approximately 7% of the Group's total purchases. The total purchases attributable to the five largest suppliers of the Group for the year ended 31 December 2006 accounted for approximately 28% of the total purchases of the Group for the year 2006.

None of the Directors nor their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) nor any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interests in the five largest suppliers of the Group for the year ended 31 December 2006.

Connected Transactions

Please refer to Note 33 to the financial statements for a summary of the connected transactions entered into by members of the Group for the year ended 31 December 2006.

The independent non-executive directors of the Company confirmed that all continuing connected transactions referred to in Note 33.1, to which the Group was a party during 2006:

(1) were entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of its business;

(2) were entered into either (a) on normal commercial terms, or (b) if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms that are no less favourable than terms available to or from (as appropriate) independent third parties; and

(3) were entered into in accordance with the relevant agreements governing such transactions on terms that are fair and reasonable and in the interests of our shareholders as a whole.

The board of directors has received a letter from the auditors of the Company stating that all the continuing connected transactions refered to in Note 33.1 to the financial statements of the Company for 2006:

(1) have received the approval of the Company's board of directors;

(2) were in accordance with the pricing policy on the transactions involving provision of goods and services;

(3) have been entered into in accordance with the relevant agreements governing the connected transactions; and

(4) have not exceeded their respective upper limits set for the year ended 31 December 2006.

Share Capital

Please refer to Note 15 to the financial statements for details of the share capital of the Company for the year ended 31 December 2006.

Share Option Scheme

On 1 June 2000, the Company adopted a share option scheme (the "Share Option Scheme") for the purpose of providing incentives and rewards to employees who have made contributions to the development of the Company. The terms of the Share Option Scheme were amended on 13 May 2002 to comply with the requirements set out in the amended Chapter 17 of the Listing Rules which came into effect on 1 September 2001 and, following amendment, provides a more favourable scheme to attract and retain key personnel. Under the amended Share Option Scheme:

(1) share options may be granted to employees including executive directors of the Group and any of the non-executive directors;

(2) any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company who is the grantee of the options);

(3) the maximum number of shares in respect of which options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(4) the option period commences on any day after the date on which an option is offered, but may not exceed 10 years from the offer date; and

(5) the subscription price shall not be less than the higher of:

(a) the nominal value of the shares;

(b) the closing price of the shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as stated in the Stock Exchange's quotation sheets on the offer date in respect of the options; and

(c) the average closing price of the shares on the Stock Exchange's quotation sheets for the five trading days immediately preceding the offer date.

On 15 February 2006, the Company granted 167,466,000 share options under the Share Option Scheme, of which 2,840,000 share options were granted to the then existing directors and 3,000,000 share options were granted to senior management who were later appointed as Directors of the Company on 1 April 2006. The exercise price of the share options is HK$6.35 per share. The closing price per share on 15 February 2006 immediately before the grant is HK$6.35. The Company used the Black-Scholes valuation model to determine the fair value of share options granted during the period. The fair value of an option is determined based on different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

Up to 31 December 2006, 290,098,000 share options had been granted and remain valid under the Share Option Scheme of the Company, of which 11,316,000 share options are being held by the directors. Please refer to the paragraph "Directors' interests and short positions in shares, and remuneration" herein below for details.

All of the options granted and outstanding as at 31 December 2006 are governed by the amended terms of the Share Option Scheme as stated herein.

As of 31 December 2006, 127,993,200 options granted under the Share Option Scheme have been exercised.

Pre-global Offering Share Option Scheme

On 1 June 2000, the Company also adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). In order to synchronise the administration of the options granted under the Pre-Global Offering Share Option Scheme with the Share Option Scheme, the Pre-Global Offering Share Option Scheme was also amended on 13 May 2002. The amended terms of the Pre-Global Offering Share Option Scheme are substantially the same as the Share Option Scheme stated above except that:

(1) The price of a share payable upon the exercise of an option shall be HK$15.42 (excluding the brokerage fee and Stock Exchange transaction levy);

(2) The period during which an option may be exercised commenced two years from the date of grant of the options and ends 10 years from 22 June 2000; and

(3) No further options can be granted under the scheme.

Up to 31 December 2006, 24,178,000 share options had been granted and remain valid under the Pre-Global Offering Share Option Scheme of the Company, of which 789,600 options are being held by the directors. Please refer to the paragraph "Directors' interests and short positions in shares, and remuneration" herein below for details.

All of the options granted and outstanding as at 31 December 2006 are governed by the amended terms of the Pre-Global Offering Share Option Scheme as stated herein.

Up to 31 December 2006, no options granted under the Pre-Global Offering Share Option Scheme have been exercised.

Financial Impact and Valuation of Share Options Granted

Upon the adoption of HKFRS 2 effective on 1 January 2005, the Group expenses the cost of share options in the income statement. Under the transitional provisions set out in paragraph 53 of HKFRS 2, the Group is not required to apply HKFRS 2 to share options granted on or before 7 November 2002. The cost of share options granted after 7 November 2002 and not yet vested on 1 January 2005 was expensed retrospectively in the income statements of the respective periods. The Group recognised share-based employee compensation costs based on the estimated fair value of share options at the grant date by using the Black-Scholes valuation model.

Please also refer to Note 29 to the financial statements for an additional description, financial impact and valuation of the respective share option schemes.

Repurchase, Sale or Redemption of Listed Shares of the Company

For the year ended 31 December 2006, neither the Company nor any of its subsidiaries repurchased, sold or redeemed any of the Company's listed shares.

Substantial Interests and Short Positions in the Share Capital of the Company

The following table sets out the interests and short positions of every person, other than a director or chief executive of the Company, in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the Hong Kong Securities and Futures Ordinance (the "SFO") as at 31 December 2006:

	Ordinary shares held		Other	Percentage of total issued
	Directly	Indirectly	interests held	shares
(i) China United Telecommunications Corporation ("Unicom Group") [1]	–	9,725,000,020	–	76.69%
(ii) China United Telecommunications Corporation Limited ("A Share Company") [1]	–	9,725,000,020	–	76.69%
(iii) China Unicom (BVI) Limited ("China Unicom (BVI)") [1]	9,725,000,020	–	–	76.69%
(iv) SK Telecom Co., Ltd ("SK Telecom") [2]	–	–	899,745,075	7.10%

Notes:

1. Because of the fact that Unicom Group and A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of China Unicom (BVI), in accordance with the SFO, the interests of China Unicom (BVI) are deemed to be, and have therefore been included in, the interests of Unicom Group and A Share Company.

2. SK Telecom has an interest in 899,745,075 shares in the Company's issued shares by virtue of its ownership of the convertible bonds issued by the Company. Please refer to Note 17 to the financial statements for details of the convertible bonds.

Apart from the foregoing, as at 31 December 2006 no person or corporation had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under section 336 of the SFO.

Please also refer to Note 15 to the financial statements for the shareholding position of the Company's shares as at 31 December 2006.

Composition of the Board

The directors during the year were:

Executive directors:

Chang Xiaobing (Chairman)	
Shang Bing	
Tong Jilu	
Li Jianguo	(appointed on 1 April 2006)
Yang Xiaowei	(appointed on 1 April 2006)
Li Zhengmao	(appointed on 1 April 2006)
Li Gang	(appointed on 1 April 2006)
Zhang Junan	(appointed on 1 April 2006)
Li Qiuhong	(resigned on 1 April 2006)
Lo Wing Yan, William	(resigned on 1 April 2006)
Ye Fengping	(resigned on 1 April 2006)

Non-executive directors:

Lu Jianguo	(appointed on 1 April 2006)
Liu Yunjie	(resigned on 1 April 2006)

Independent non-executive directors:

Wu Jinglian	
Shan Weijian	
Cheung Wing Lam, Linus	
Wong Wai Ming	(appointed on 19 January 2006)

In accordance with the Articles of Association, Mr. Shang Bing, Ms. Li Jianguo, Mr. Yang Xiaowei, Mr. Wu Jinglian and Mr. Shan Weijian are subject to re-election due to retirement by rotation at the forthcoming annual general meeting of the Company. The personal biographies of the directors are set out in the section headed "Biographical Details of Directors" on pages 12 to 16 of this annual report. Additional information to be disclosed by the proposed directors pursuant to Rule 13.51(2) of the Listing Rules is set out below for the shareholders' consideration.

Save as disclosed in the section headed "Biographical Details of Directors", Mr. Shang Bing does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at 29 March 2007 (the "Latest Practicable Date"), except for holding a total number of 1,688,400 share options granted under the Company's share option schemes, Mr. Shang does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

The terms of services agreed between Mr. Shang and the Company do not provide for a specified length of service and do not expressly require the Company to give more than one year's notice period or to make payments equivalent to more than one year's emoluments to terminate the service. Mr. Shang is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Mr. Shang will receive a remuneration package including a basic salary of HK$92,310 per month plus a housing allowance, as well as a discretionary bonus and discretionary grant of share options as may be recommended by the Remuneration Committee of the Company and determined by the Board with reference to his working performance. The remuneration of Mr. Shang has been determined with reference to his duties and responsibilities in the Company, his experience and the prevailing market conditions. Mr. Shang has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company pursuant to rule 13.51(2) of Chapter 13 of the Listing Rules.

Save as disclosed in the section headed "Biographical Details of Directors", Ms. Li Jianguo does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, except for holding a total number of 1,340,000 share options granted under the Company's share option schemes. Ms. Li does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

The terms of services agreed between Ms. Li and the Company do not provide for a specified length of service and do not expressly require the Company to give more than one year's notice period or to make payments equivalent to more than one year's emoluments to terminate the service. Ms. Li is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Ms. Li will receive a remuneration package including a basic salary of HK$57,700 per month plus a housing allowance, as well as a discretionary bonus and discretionary grant of share options as may be recommended by the Remuneration Committee of the Company and determined by the Board with reference to her working performance. The remuneration of Ms. Li has been determined with reference to her duties and responsibilities in the Company, her experience and the prevailing market conditions. Ms. Li has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company pursuant to rule 13.51(2) of Chapter 13 of the Listing Rules.

Save as disclosed in the section headed "Biographical Details of Directors",Mr. Yang Xiaowei does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, except for holding a total number of 914,000 share options granted under the Company's share option schemes, Mr. Yang does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

The terms of services agreed between Mr. Yang and the Company do not provide for a specified length of service and do not expressly require the Company to give more than one year's notice period or to make payments equivalent to more than one year's emoluments to terminate the service. Mr. Yang is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Mr. Yang will receive a remuneration package including a basic salary of HK$57,700 per month plus a housing allowance, as well as a discretionary bonus and discretionary grant of share options as may be recommended by the Remuneration Committee of the Company and determined by the Board with reference to his working performance. The remuneration of Mr. Yang has been determined with reference to his duties and responsibilities in the Company, his experience and the prevailing market conditions. Mr. Yang has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company pursuant to rule 13.51(2) of Chapter 13 of the Listing Rules.

Save as disclosed in the section headed "Biographical Details of Directors", Mr. Wu Jinglian does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, except for holding a total number of 876,000 share options granted under the Company's share option schemes, Mr. Wu does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

Mr. Wu has not entered into any directors' service contract with the Company and there is no term expressly provides for the Company to give more than one year's notice period or to make payments equivalent to more than one year's emoluments to terminate the service. Mr. Wu is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Mr. Wu will receive an annual fee of HK$300,000 as fees for being a non-executive director, an annual fee of HK$70,000 for being a member of the Audit Committee as well as an annual fee of HK$40,000 for being the Chairman of the Remuneration Committee. Other than the aforesaid fees, Mr. Wu is not entitled to any bonus or other emoluments. Mr. Wu has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company pursuant to rule 13.51(2) of Chapter 13 of the Listing Rules.

Save as disclosed in the section headed "Biographical Details of Directors", Mr. Shan Weijian does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, except for holding a total number of 584,000 share options granted under the Company's share option schemes, Mr. Shan does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

Mr. Shan has not entered into any directors' service contract with the Company and there is no term expressly provides for the Company to give more than one year's notice period or to make payments equivalent to more than one year's emoluments to terminate the service. Mr. Shan is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Mr. Shan will receive an annual fee of HK$300,000 as fees for being a non-executive director and an annual fee of HK$70,000 for being a member of the Audit Committee. Other than the aforesaid fees, Mr. Shan is not entitled to any bonus or other emoluments. Mr. Shan has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company pursuant to rule 13.51(2) of Chapter 13 of the Listing Rules.

Directors' Interests and Short Positions in Shares, and Remuneration

As at 31 December 2006, the interests and short positions of the directors and past directors of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO) as recorded in the register required to be kept under section 352 of the Ordinance or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

As at 31 December 2006, the following Directors of the Company held the following ordinary shares of HK$0.10 of the Company:

Name of director	Capacity	Ordinary shares held	Percentage of total issued shares
Li Zhengmao	Beneficial owner (personal)	20,000	0.0002%
Cheung Wing Lam, Linus	Beneficial owner (personal)	200,000	0.0016%

As at 31 December 2006, the following directors, past directors and chief executive of the Company held the following interests under the Pre-Global Offering Share Option Scheme and the Share Option Scheme:

Name of Directors/ past Directors	Capacity and Nature	Date of Options Granted[4]	Price per Share to be Paid on Exercise of Options (HK$)	No. of Options Outstanding as at 1 January 2006[1]	No. of Options Granted During 2006[1]	No. of Options Exercised During 2006[1]	No. of Options Outstanding as at 31 December 2006[1]	Remuneration for Year 2006 (RMB '000)
Existing Directors								
Chang Xiaobing	Beneficial owner (Personal)	21 December 2004	6.20	526,000	–	–	526,000	4,571
		15 February 2006	6.35	–	800,000	–	800,000	
Shang Bing	Beneficial owner (Personal)	22 June 2000	15.42	204,400	–	–	204,400	4,771
		10 July 2002	6.18	292,000	–	–	292,000	
		21 May 2003	4.30	292,000	–	220,000	72,000	
		20 July 2004	5.92	292,000	–	–	292,000	
		21 December 2004	6.20	128,000	–	–	128,000	
		15 February 2006	6.35	–	700,000	–	700,000	
Tong Jilu	Beneficial owner (Personal)	30 June 2001	15.42	292,000	–	–	292,000	4,020
		10 July 2002	6.18	292,000	–	–	292,000	
		21 May 2003	4.30	292,000	–	220,000	72,000	
		20 July 2004	5.92	292,000	–	–	292,000	
		15 February 2006	6.35	–	500,000	–	500,000	
	Beneficial owner (Spouse)	21 May 2003	4.30	32,000	–	–	32,000	
		20 July 2004	5.92	32,000	–	–	32,000	
		15 February 2006	6.35	–	40,000	–	40,000	

Name of Directors/ past Directors	Capacity and Nature	Date of Options Granted[4]	Price per Share to be Paid on Exercise of Options (HK$)	No. of Options Outstanding as at 1 January 2006 [1]	No. of Options Granted During 2006 [1]	No. of Options Exercised During 2006 [1]	No. of Options Outstanding as at 31 December 2006 [1]	Remuneration for Year 2006 (RMB '000)
Li Jianguo[2]	Beneficial owner (Personal)	30 June 2001	15.42	292,000	–	–	292,000	2,756
		10 July 2002	6.18	176,000	–	–	176,000	
		21 May 2003	4.30	292,000	–	212,000	80,000	
		20 July 2004	5.92	292,000	–	–	292,000	
		15 February 2006	6.35	–	500,000	–	500,000	
Yang Xiaowei[2]	Beneficial owner (Personal)	10 July 2002	6.18	122,000	–	–	122,000	2,686
		21 May 2003	4.30	204,000	–	204,000	–	
		20 July 2004	5.92	292,000	–	–	292,000	
		15 February 2006	6.35	–	500,000	–	500,000	
Li Zhengmao[2]	Beneficial owner (Personal)	22 June 2000	15.42	292,600	–	–	292,600	2,257
		10 July 2002	6.18	176,000	–	–	176,000	
		21 May 2003	4.30	100,000	–	100,000	–	
		20 July 2004	5.92	292,000	–	–	292,000	
		15 February 2006	6.35	–	500,000	–	500,000	
Li Gang[2]	Beneficial owner (Personal)	15 February 2006	6.35	–	500,000	–	500,000	1,791
Zhang Junan[2]	Beneficial owner (Personal)	15 February 2006	6.35	–	500,000	–	500,000	1,791
Lu Jianguo[2]	Beneficial owner (Personal)	22 June 2000	15.42	292,600	–	–	292,600	1,525
		10 July 2002	6.18	292,000	–	–	292,000	
		21 May 2003	4.30	292,000	–	292,000	–	
		20 July 2004	5.92	292,000	–	–	292,000	
		15 February 2006	6.35	–	500,000	–	500,000	
Wu Jinglian	Beneficial owner (Personal)	10 July 2002	6.18	292,000	–	–	292,000	420
		21 May 2003	4.30	292,000	–	–	292,000	
		20 July 2004	5.92	292,000	–	–	292,000	
Shan Weijian	Beneficial owner (Personal)	21 May 2003	4.30	292,000	–	–	292,000	379
		20 July 2004	5.92	292,000	–	–	292,000	
Cheung Wing Lam, Linus	Beneficial owner (Personal)	20 July 2004	5.92	292,000	–	–	292,000	400
Wong Wai Ming[2]	Beneficial owner (Personal)	–	–	–	–	–	–	390

Name of Directors/ past Directors	Capacity and Nature	Date of Options Granted[4]	Price per Share to be Paid on Exercise of Options (HK$)	No. of Options Outstanding as at 1 January 2006[1]	No. of Options Granted During 2006[1]	No. of Options Exercised During 2006[1]	No. of Options Outstanding as at 31 December 2006[1]	Remuneration for Year 2006 (RMB '000)
Past Directors								
Li Qiuhong[3]	Beneficial owner	22 June 2000	15.42	204,400	–	–	N/A	584
	(Personal)	10 July 2002	6.18	204,000	–	–	N/A	
		21 May 2003	4.30	204,000	–	–	N/A	
		20 July 2004	5.92	204,000	–	–	N/A	
		15 February 2006	6.35	–	280,000	–	N/A	
Lo Wing Yan, William[3]	Beneficial owner (Personal)	21 May 2003	4.30	88,000	–	–	N/A	611
		20 July 2004	5.92	262,000	–	–	N/A	
		15 February 2006	6.35	–	280,000	–	N/A	
Ye Fengping[3]	Beneficial owner	30 June 2001	15.42	136,000	–	–	N/A	349
	(Personal)	10 July 2002	6.18	132,000	–	–	N/A	
		21 May 2003	4.30	204,000	–	–	N/A	
		20 July 2004	5.92	262,000	–	–	N/A	
		15 February 2006	6.35	–	280,000	–	N/A	
Liu Yunjie[3]	Beneficial owner	22 June 2000	15.42	292,600	–	–	N/A	81
	(Personal)	21 May 2003	4.30	292,000	–	–	N/A	
		20 July 2004	5.92	292,000	–	–	N/A	

Notes:

1 Each option gives the holder the right to subscribe for one share.

2 Mr. Wong Wai Ming was appointed as independent non-executive director on 19 January 2006. Ms. Li Jianguo, Mr. Yang Xiaowei, Mr. Li Zhengmao, Mr. Li Gang and Mr. Zhang Junan were appointed as executive directors on 1 April 2007. Mr. Lu Jianguo was appointed as non-executive director on 1 April 2006.

3. Mr.Li Qiuhong, Mr. Lo Wing Yan, William, and Mr. Ye Fengping resigned as executive directors on 1 April 2006. Mr. Liu Yunjie resigned as non-executive director on 1 April 2006.

4. Particulars of share options are as follows:

Date of options granted	The period during which an option may be exercised
Options granted under the Pre-Global Offering Share Option Scheme:	
22 June 2000	22 June 2002 to 21 June 2010
Options granted under the Share Option Scheme:	
30 June 2001	30 June 2001 to 22 June 2010
10 July 2002	10 July 2003 to 9 July 2008 (in respect of 40% of the options granted) 10 July 2004 to 9 July 2008 (in respect of 30% of the options granted) 10 July 2005 to 9 July 2008 (in respect of the remaining 30% of the options granted)
21 May 2003	21 May 2004 to 20 May 2009 (in respect of 40% of the options granted) 21 May 2005 to 20 May 2009 (in respect of 30% of the options granted) 21 May 2006 to 20 May 2009 (in respect of the remaining 30% of the options granted)
30 May 2003	21 May 2004 to 20 May 2009 (in respect of 40% of the options granted) 21 May 2005 to 20 May 2009 (in respect of 30% of the options granted) 21 May 2006 to 20 May 2009 (in respect of the remaining 30% of the options granted)
20 July 2004	20 July 2005 to 19 July 2010 (in respect of 40% of the options granted) 20 July 2006 to 19 July 2010 (in respect of 30% of the options granted) 20 July 2007 to 19 July 2010 (in respect of the remaining 30% of the options granted)
21 December 2004	21 December 2005 to 20 December 2010 (in respect of 40% of the options granted) 21 December 2006 to 20 December 2010 (in respect of 30% of the options granted) 21 December 2007 to 20 December 2010 (in respect of the remaining 30% of the options granted)
15 February 2006	15 February 2008 to 14 February 2012 (in respect of 50% of the options granted) 15 February 2009 to 14 February 2012 (in respect of the remaining 50% of the options granted)

Apart from the foregoing, at no time during 2006 was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the directors or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Furthermore, apart from the foregoing, as at 31 December 2006, none of the directors or chief executive of the Company had any personal, family, corporate or other interests or short positions in any shares, underlying shares or debentures in the Company or any of its associated corporations as defined in the Ordinance.

Directors' Interest in Contracts and Service Contracts

Each of the existing executive Directors has entered into a service contract with the Company.

Save for the service contracts mentioned above, as at 31 December 2006, the Directors did not have any material interests, whether directly or indirectly, in any contracts of significance entered into by the Company.

None of those Directors proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Emoluments of the Directors and Senior Management

Please refer to the paragraph "Directors' interests and short positions in shares, and remuneration" and Note 25 to the financial statements for details of the emoluments of the directors and senior management of the Company.

Employee and Remuneration Policy

As at 31 December 2006, the Company employed approximately 120 and 53,000 staff in Hong Kong and China, respectively. Also, we employed approximately 60,000 temporary staff in China. Employee benefit expenses were RMB6.65 billion (2005: RMB5.62 billion).
The Company endeavors to keep its employees' remuneration in line with market trend and being competitive. Employees' remuneration is determined in accordance with the Company's remuneration and bonus system based on their performance. The Company also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits, internal and external training programmes, varying based on their individual needs.

The Company has share option schemes, under which the Company may grant share options for subscribing for its shares to eligible staff.

Strategic Alliance Framework Agreement with SK Telecom and Issue of Convertible Bonds

The Company entered into a Strategic Alliance Framework Agreement ("SAFA") with SK Telecom on 20 June 2006, pursuant to which the Company and SK Telecom agreed to cooperate on the further development of CDMA cellular communications services in China. The Company has agreed to appoint SK Telecom as the Company's sole and exclusive partner in relation to its CDMA cellular communications business operations in mainland China for a maximum term of 18 months in the areas of CDMA handsets, value-added services and related business platform, markets, information technology infrastructure and network technologies.

At the same time, the Company has also entered into a subscription agreement (the "Subscription Agreement") with SK Telecom, whereby SK Telecom agreed to subscribe and pay for the US dollar denominated bonds (the "Convertible Bonds") to be issued at par by the Company in an aggregate principal amount of US$1 billion. The three-year Convertible Bonds bear zero interest, with a conversion price of HK$8.63 per share and a maturity date of 5 July 2009. Upon the fulfillment of the conditions set forth in the Subscription Agreement, the Convertible Bonds were issued on 5 July 2006.

On 5 July 2008 (the Put Option Date), each bondholder will have the right at such holder's option, to require the Company to redeem all or some only of the Convertible Bonds of such holder on the Put Option Date at 102.82% of the principal amount. Unless previously redeemed, converted, or purchased and cancelled, the Convertible Bonds will be redeemed at 104.26% of its principal amount on 5 July 2009.

Independence of Independent Non-executive Directors

The Company has received from each of its independent non-executive directors his annual confirmation of his independence pursuant to rule 3.13 of the Listing Rules and the Company considers all independent non-executive directors to be independent.

Corporate Governance Report

Report on the Company's corporate governance are set out in "Corporate Governance Report" on pages 17 to 29.

Material Legal Proceedings

We are not involved in any material litigation, arbitration or administrative proceedings. So far as we are aware, no such litigation, arbitration or administrative proceedings are pending or threatened.

Public Float

Based on the publicly available information and so far as Directors are aware, the Company has maintained the specified amount of public float as required by the Hong Kong Stock Exchange during the year and as at the date of this report.

Donations

For the year ended 31 December 2006, the Group made charitable and other donations totalling approximately RMB9,970,000 million.

Auditors

PricewaterhouseCoopers were appointed as the auditors of the Company for the year ended 31 December 2006 and have audited the accompanying financial statements. A resolution will be submitted by the Board of Directors at the forthcoming annual general meeting of the Company to re-appoint PricewaterhouseCoopers as the Company's auditors for the year ending 31 December 2007.

By Order of the Board
Chang Xiaobing
Chairman and Chief Executive Officer

Hong Kong,
29 March 2007

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting (the"Meeting") of China Unicom Limited (the"Company") will be held on 11 May 2007 at 3:00 p.m. at Ballroom C, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2006.
2. To declare a final dividend for the year ended 31 December 2006.
3. To elect and re-elect the Directors and to authorise the Directors to fix their remuneration for the year ending 31 December 2007.
4. To re-appoint PricewaterhouseCoopers as auditors, and to authorise the Directors to fix their remuneration for the year ending 31 December 2007.

And as Special Business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

5. "THAT:

   (a) subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipts representing the right to receive such shares ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

   (c) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until the earlier of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiry of the period within which the next annual general meeting of the Company is required by the Company's articles of association (the "Articles of Association") or the Companies Ordinance to be held; and

   (iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting."

6. "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum amount equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting; and

"**Rights Issue**" means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

7. "THAT the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

8. "THAT the amendments to the rules of the Share Option Scheme and the Pre-Global Offering Share Option Scheme of the Company (the "Share Option Schemes") referred to in the circular to shareholders of the Company dated 19 April 2007 (the "Circular") and contained in the amended Share Option Schemes, a copy of which is available for inspection as detailed in the Circular and produced to the Meeting, be approved, subject to such modifications of those amendments to the rules of the Share Option Schemes as the Directors of the Company may consider necessary to take into account the requirements of the Stock Exchange and that the Directors of the Company be authorized to adopt the amendments to the rules of the Share Option Scheme and do all acts and things necessary to carry such amendments and modifications (if any) into effect."

9. "THAT the amendments to certain terms of options granted under the Share Option Schemes referred to in the Circular be approved, subject to such modifications of those amendments to the terms of options granted under the Share Option Scheme as the Directors of the Company may consider necessary to take into account the requirements of the Stock Exchange and that the Directors of the Company be authorised to adopt the amendments to the terms of options granted under the Share Option Schemes and do all acts and things necessary to carry such amendments and modifications (if any) into effect."

The Board of Directors of the Company comprises:

Executive Directors: *Chang Xiaobing, Shang Bing, Tong Jilu, Li Jianguo, Yang Xiaowei, Li Zhengmao, Li Gang, and Zhang Junan*

Non-executive Director: *Lu Jianguo*

Independent Non-executive Directors: *Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming*

By order of the Board

Chu Ka Yee
Company Secretary

Hong Kong,
19 April 2007

Notice of Annual General Meeting

Notes:

1. Any member entitled to attend and vote at the Meeting is entitled to appoint one or not exceeding two proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 75/F., The Center, 99 Queen's Road Central, Hong Kong at least 48 hours before the time for holding the Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3. The Directors have recommended a final dividend for the year ended 31 December 2006 of RMB0.18 per share and subject to the passing of the Resolution 2 above, the dividend is expected to be paid in Hong Kong dollars around 8 June 2007 to those shareholders whose names appear on the Company's register of shareholders on 11 May 2007.

4. The Register of the shareholders will be closed from 9 May 2007 to 11 May 2007 (both days inclusive), during which dates no transfer of shares of the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant certificates must be lodged with the Company's Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on 8 May 2007.

5. In relation to the Ordinary Resolution set out in item 5 of the Notice, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate or for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Shares, as required by the Listing Rules, will be set out in a separate letter from the Company to be enclosed with the 2006 annual report.

6. The votes to be taken at the Meeting will be taken by poll, the results of which will be announced after the Meeting. Under the Articles of Association, a poll can be demanded by: (i) the Chairman of the Meeting; or (ii) at least three shareholders of the Company (the "Shareholders") present in person (or if the Shareholder is a corporate, present by its duly authorised representative) or by proxy and entitled to vote at the Meeting; or (iii) any Shareholder or Shareholders present in person (or if the Shareholder is a corporate, present by its duly authorised representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the Meeting; or (iv) any Shareholder or Shareholders present in person (or if the Shareholder is a corporate, present by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the Meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid on all shares conferring that right.

TO THE SHAREHOLDERS OF CHINA UNICOM LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of China Unicom Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 74 to 170, which comprise the consolidated and Company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity, and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants, and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong,
29 March 2007

Consolidated Balance Sheet

As at 31 December 2006

(All amounts in Renminbi ("RMB") thousands)

		As at 31 December	
	Note	**2006**	2005
ASSETS			
Non-current assets			
Property, plant and equipment	6, 36	**111,381,505**	112,373,285
Goodwill	7	**3,143,983**	3,143,983
Other assets	8, 36	**11,176,569**	11,501,730
Deferred income tax assets	9	**309,668**	335,234
		126,011,725	127,354,232
Current assets			
Inventories	10	**2,333,902**	2,107,812
Accounts receivable, net	11	**3,419,343**	4,548,429
Prepayments and other current assets	12	**1,988,019**	2,342,467
Amounts due from related parties	33.1	**168,548**	384,531
Amounts due from Domestic Carriers	33.2	**138,521**	138,485
Short-term bank deposits	13	**195,820**	282,457
Cash and cash equivalents	14	**12,182,108**	5,471,576
		20,426,261	15,275,757
Total assets		**146,437,986**	142,629,989
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	15	**1,344,440**	1,333,621
Share premium	15	**53,222,976**	52,601,014
Reserves		**3,554,930**	2,827,331
Retained profits			
– Proposed final dividend	31	**2,282,578**	1,383,169
– Others		**19,003,893**	18,139,210
		79,408,817	76,284,345
Minority interest	22(a)	**2,841**	2,734
Total equity		**79,411,658**	76,287,079

	Note	As at 31 December 2006	2005
LIABILITIES			
Non-current liabilities			
Long-term bank loans	16	**4,139,349**	11,981,518
Convertible bonds	17	**10,324,949**	—
Obligations under finance leases	18	**10,230**	145,367
Deferred income tax liabilities	9	**5,879**	5,613
Deferred revenue		**2,243,384**	3,348,232
		16,723,791	15,480,730
Current liabilities			
Payables and accrued liabilities	19	**26,290,074**	18,526,628
Taxes payable		**1,632,195**	1,016,128
Amounts due to Unicom Group	33.1	**45,081**	38,094
Amounts due to related parties	33.1	**325,308**	116,621
Amounts due to Domestic Carriers	33.2	**850,975**	822,006
Short-term bonds	20	**7,087,217**	9,865,900
Short-term bank loans	21	**—**	7,024,358
Current portion of long-term bank loans	16	**3,984,350**	5,145,190
Current portion of obligations under finance leases	18	**99,566**	420,631
Advances from customers		**9,987,771**	7,886,624
		50,302,537	50,862,180
Total liabilities		**67,026,328**	66,342,910
Total equity and liabilities		**146,437,986**	142,629,989
Net current liabilities		**(29,876,276)**	(35,586,423)
Total assets less current liabilities		**96,135,449**	91,767,809

The notes on pages 84 to 170 are an integral part of these consolidated financial statements.

Approved by the Board of Directors on 29 March 2007 and signed on behalf of the Board by

Chang Xiaobing
Director

Tong Jilu
Director

Balance Sheet

As at 31 December 2006

(All amounts in RMB thousands)

	Note	As at 31 December 2006	2005
ASSETS			
Non-current assets			
Investment in subsidiaries	22(a)	**55,341,026**	55,341,026
Property, plant and equipment	6	**38,646**	43,660
Loans to subsidiaries	22(b)	**11,703,499**	5,649,162
		67,083,171	61,033,848
Current assets			
Prepayments and other current assets	12	**10,990**	50,366
Amounts due from Unicom Group	33.1	**22**	156
Amounts due from a subsidiary	22(c)	**169,889**	21,897
Dividend receivable		**3,200,000**	3,280,000
Short-term bank deposits	13	**187,449**	80,702
Cash and cash equivalents	14	**920,001**	299,744
		4,488,351	3,732,865
Total assets		**71,571,522**	64,766,713
EQUITY			
Capital and reserve attributable to the Company's equity holders			
Share capital	15	**1,344,440**	1,333,621
Share premium	15	**53,222,976**	52,601,014
Reserves		**264,173**	215,361
Retained profits			
– Proposed final dividend	31	**2,282,578**	1,383,169
– Others		**85,201**	1,709,952
Total equity		**57,199,368**	57,243,117

	Note	As at 31 December 2006	2005
LIABILITIES			
Non-current liabilities			
Long-term bank loans	16	**3,904,349**	4,035,116
Convertible bonds	17	**10,324,949**	–
		14,229,298	4,035,116
Current liabilities			
Payables and accrued liabilities	19	**68,071**	62,079
Amounts due to subsidiaries	22(c)	**74,785**	90,658
Short-term bank loans	21	**–**	1,721,697
Current portion of long-term bank loans	16	**–**	1,614,046
		142,856	3,488,480
Total liabilities		**14,372,154**	7,523,596
Total equity and liabilities		**71,571,522**	64,766,713

The notes on pages 84 to 170 are an integral part of this financial statement.

Approved by the Board of Directors on 29 March 2007 and signed on behalf of the Board by:

Chang Xiaobing
Director

Tong Jilu
Director

Consolidated Income Statement

For the year ended 31 December 2006

(All amounts in RMB thousands, except per share data)

	Note	Year ended 31 December 2006	2005
Revenue (Turnover)			
GSM Business	5, 23, 33	**59,290,421**	52,135,528
CDMA Business	5, 23, 33	**27,293,142**	27,576,936
Data and Internet Business	5, 23, 33	**2,375,316**	3,049,967
Long Distance Business	5, 23, 33	**1,068,422**	1,524,573
Total service revenue		**90,027,301**	84,287,004
Sales of telecommunications products	5, 23, 33	**4,267,192**	2,761,827
Total revenue	5, 23	**94,294,493**	87,048,831
Leased lines and network capacities	24, 33	**(8,763,865)**	(8,747,317)
Interconnection charges	33	**(9,595,622)**	(8,372,370)
Depreciation and amortisation	24	**(22,422,812)**	(20,368,181)
Employee benefit expenses	25, 26, 27	**(6,648,699)**	(5,616,312)
Selling and marketing	24, 33	**(19,251,704)**	(20,557,878)
General, administrative and other expenses	24, 33	**(13,415,568)**	(11,741,560)
Cost of telecommunications products sold	24, 33	**(4,929,988)**	(3,575,316)
Finance costs	24	**(654,220)**	(1,099,321)
Interest income		**259,040**	96,196
Other gains – net		**21,353**	34,925
		8,892,408	7,101,697
Unrealised loss on changes in fair value of derivative component of convertible bonds	17	**(2,396,592)**	–
Profit before income tax		**6,495,816**	7,101,697
Income tax expenses	9	**(2,763,885)**	(2,170,411)
Profit for the year		**3,731,931**	4,931,286
Attributable to:			
Equity holders of the Company		**3,731,824**	4,931,052
Minority interest		**107**	234
		3,731,931	4,931,286
Proposed final dividend	31	**2,282,578**	1,383,169
Dividend paid during the year	31	**1,384,146**	1,256,924

	Note	Year ended 31 December 2006	2005
Earnings per share for profit attributable to the equity holders of the Company during the year			
Basic earnings per share (RMB)	30	**0.296**	0.392
Diluted earnings per share (RMB)	30	**0.295**	0.391
Number of shares outstanding for basic earnings (in thousands)	30	**12,599,018**	12,570,398
Number of shares outstanding for diluted earnings (in thousands)	30	**12,649,306**	12,607,476
Basic earnings per ADS (RMB)	30	**2.962**	3.923
Diluted earnings per ADS (RMB)	30	**2.950**	3.911
Number of ADS outstanding for basic earnings (in thousands)	30	**1,259,902**	1,257,040
Number of ADS outstanding for diluted earnings (in thousands)	30	**1,264,931**	1,260,748

The notes on pages 84 to 170 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2006

(All amounts in RMB thousands)

	The Group								
	Share capital	Share premium	Employee share-based compensation reserve	Revaluation reserve	Statutory reserve	Retained profits	Total	Minority interest	Total equity
Balance at 1 January 2005	1,332,487	52,546,294	110,664	176,853	1,971,778	16,311,590	72,449,666	–	72,449,666
Profit for the year	–	–	–	–	–	4,931,052	4,931,052	234	4,931,286
Subscription of shares of a subsidiary by minority shareholder (Note 22(a))	–	–	–	–	–	–	–	2,500	2,500
Employee share option scheme:									
– Value of employee services	–	–	108,417	–	–	–	108,417	–	108,417
– Recognition of shares issued on exercise of options (Note 29)	1,134	54,720	(3,720)	–	–	–	52,134	–	52,134
Appropriation to statutory reserve (Note 28)	–	–	–	–	463,339	(463,339)	–	–	–
Dividends relating to 2004 (Note 31)	–	–	–	–	–	(1,256,924)	(1,256,924)	–	(1,256,924)
Balance at 31 December 2005	1,333,621	52,601,014	215,361	176,853	2,435,117	19,522,379	76,284,345	2,734	76,287,079
Profit for the year	–	–	–	–	–	3,731,824	3,731,824	107	3,731,931
Revaluation of buildings – gross (Note 6)	–	–	–	200,330	–	–	200,330	–	200,330
Revaluation of buildings – tax (Note 6)	–	–	–	(105,129)	–	–	(105,129)	–	(105,129)
Employee share option scheme:									
– Value of employee services	–	–	146,294	–	–	–	146,294	–	146,294
– Recognition of shares issued on exercise of options (Note 29)	10,819	621,962	(97,482)	–	–	–	535,299	–	535,299
Appropriation to statutory reserve (Note 28)	–	–	–	–	583,586	(583,586)	–	–	–
Dividends relating to 2005 (Note 31)	–	–	–	–	–	(1,384,146)	(1,384,146)	–	(1,384,146)
Balance at 31 December 2006	1,344,440	53,222,976	264,173	272,054	3,018,703	21,286,471	79,408,817	2,841	79,411,658

	The Company				
	Share capital	Share premium	Employee share-based compensation reserve	Retained profits	Total equity
Balance at 1 January 2005	1,332,487	52,546,294	110,664	1,219,763	55,209,208
Profit for the year	–	–	–	3,130,282	3,130,282
Employee share option scheme:					
– Value of employee services	–	–	108,417	–	108,417
– Recognition of shares issued on exercise of options (Note 29)	1,134	54,720	(3,720)	–	52,134
Dividends relating to 2004 (Note 31)	–	–	–	(1,256,924)	(1,256,924)
Balance at 31 December 2005	1,333,621	52,601,014	215,361	3,093,121	57,243,117
Profit for the year	–	–	–	658,804	658,804
Employee share option scheme:					
– Value of employee services	–	–	146,294	–	146,294
– Recognition of shares issued on exercise of options (Note 29)	10,819	621,962	(97,482)	–	535,299
Dividends relating to 2005 (Note 31)	–	–	–	(1,384,146)	(1,384,146)
Balance at 31 December 2006	1,344,440	53,222,976	264,173	2,367,779	57,199,368

The notes on pages 84 to 170 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2006

(All amounts in RMB thousands)

	Note	Year ended 31 December 2006	2005
Cash flows from operating activities			
Cash generated from operations	(a)	**38,522,310**	33,974,778
Interest received		**248,924**	95,731
Interest paid		**(1,206,933)**	(1,792,398)
Tax paid		**(2,113,144)**	(1,474,423)
Net cash generated from operating activities		**35,451,157**	30,803,688
Cash flows from investing activities			
Purchase of property, plant and equipment		**(16,744,789)**	(16,643,005)
Proceeds from sale of property, plant and equipment		**59,341**	91,851
Decrease in short-term bank deposits		**86,637**	379,568
Purchase of other assets		**(738,500)**	(576,755)
Net cash used in investing activities		**(17,337,311)**	(16,748,341)
Cash flows from financing activities			
Proceeds from exercise of share options		**535,299**	52,134
Proceeds from minority interest of a subsidiary in respect of share capital contribution		**–**	2,500
Proceeds from short-term bonds		**6,949,700**	9,690,800
Proceeds from short-term bank loans		**2,143,000**	12,532,071
Proceeds from long-term bank loans		**1,345,050**	5,798,657
Proceeds from issuance of convertible bonds		**7,993,500**	–
Repayment of short-term bonds		**(9,731,800)**	–
Repayment of short-term bank loans		**(8,905,858)**	(20,104,146)
Repayment of long-term bank loans		**(10,348,059)**	(19,928,416)
Dividends paid	31	**(1,384,146)**	(1,256,924)
Net cash used in financing activities		**(11,403,314)**	(13,213,324)
Net increase in cash and cash equivalents		**6,710,532**	842,023
Cash and cash equivalents, beginning of year		**5,471,576**	4,629,553
Cash and cash equivalents, end of year	14	**12,182,108**	5,471,576
Analysis of the balances of cash and cash equivalents:			
Cash balances		**4,458**	9,319
Bank balances		**12,177,650**	5,462,257
		12,182,108	5,471,576

(a) The reconciliation of profit before income tax to cash generated from operations was as follows:

	Year ended 31 December	
	2006	2005
Profit before income tax	**6,495,816**	7,101,697
Adjustments for:		
Depreciation and amortisation	**22,422,812**	20,368,181
Amortisation of customer acquisition costs of contractual CDMA subscribers	**4,205,253**	5,947,631
Interest income	**(259,040)**	(96,196)
Interest expense	**454,742**	1,060,271
Loss on disposal of property, plant and equipment	**144,644**	25,134
Share-based compensation costs	**146,294**	108,417
Provision for doubtful debts	**1,741,765**	1,498,510
Unrealised loss on changes in fair value of derivative component of convertible bonds	**2,396,592**	—
Changes in working capital:		
Increase in accounts receivable	**(612,679)**	(816,959)
(Increase)/decrease in inventories	**(226,090)**	1,006,820
Increase in other assets	**(1,748,235)**	(2,738,580)
Increase in prepayments and other current assets	**(451,215)**	(477,665)
(Increase)/decrease in amounts due from Domestic Carriers	**(36)**	131,434
Decrease in amounts due from Unicom Group	**—**	61,401
Decrease/(increase) in amounts due from related parties	**215,983**	(191,483)
Increase in payables and accrued liabilities	**2,354,762**	604,410
Increase in advances from customers	**2,101,147**	851,629
Decrease in deferred revenue	**(1,104,848)**	(492,261)
Increase/(decrease) in amounts due to Domestic Carriers	**28,969**	(126,568)
Increase in amounts due to Unicom Group	**6,987**	38,094
Increase in amounts due to related parties	**208,687**	110,861
Cash generated from operations	**38,522,310**	33,974,778

(b) Supplemental information:

Payables to equipment suppliers for construction-in-progress during 2006 increased by approximately RMB5.0 billion (2005: increased by approximately RMB633 million).

The notes on pages 84 to 170 are an integral part of these consolidated financial statements.

(All amounts in RMB thousands unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom Limited (the "Company") was incorporated as a limited liability company in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 8 February 2000. The principal activities of the Company are investment holding and the Company's subsidiaries are principally engaged in the provision of GSM and CDMA cellular, long distance, data and Internet services in the PRC. The GSM and CDMA business hereinafter collectively refer to as the "Cellular Business". The Company and its subsidiaries are hereinafter referred to as the "Group". The address of its registered office is 75th Floor, The Center, 99 Queen's Road Central, Hong Kong.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited ("SEHK") on 22 June 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 21 June 2000.

The immediate holding company of the Company is China Unicom (BVI) Limited ("Unicom BVI"). The majority of the equity interests in Unicom BVI is owned by China United Telecommunications Corporation Limited ("A Share Company", a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Telecommunications Corporation (a state-owned enterprise established in the PRC, hereinafter referred to as "Unicom Group"). The directors of the Company consider Unicom Group to be the ultimate holding company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of buildings, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss. They have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). These accounting standards differ from that used in the preparation of statutory financial statements for PRC statutory reporting purposes, which are based on the accounting principles and financial regulations applicable to enterprises established in the PRC ("PRC GAAP").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1 Basis of Preparation (continued)

The principal adjustments made to conform to HKFRS include the following:

- reversal of revaluation surplus and related depreciation and amortisation charges arising from the revaluation of assets performed by independent valuers for the purpose of reporting to relevant PRC government authorities;
- additional capitalisation of borrowing costs;
- capitalisation of the direct costs associated with the acquisition of subsidiaries;
- recognition of employee share-based compensation costs;
- reversal of goodwill amortisation and recognition of negative goodwill in opening retained earnings;
- separation of the conversion option of convertible bonds from the host debt contract and accounting for as a derivative component at fair value through profit or loss;
- capitalisation and amortisation of upfront non-refundable revenue and the related direct incremental costs for activating cellular subscribers; and
- provision for deferred taxation on HKFRS adjustments.

As at 31 December 2006, the current liabilities of the Group had exceeded the current assets by approximately RMB29.9 billion (2005: RMB35.6 billion). Taking into account of available sources of financing and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2006 have been prepared under the going concern basis.

The preparation of the consolidated financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1 Basis of Preparation (continued)

(a) Amendments, new standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

- HKFRS 7, Financial instruments: Disclosures (effective for annual periods beginning on or after 1 January 2007). HKFRS 7 introduces new disclosures relating to financial instruments. This standard does not have any impact on the classification and valuation of the Group's financial instruments;

- HKFRS 8, Operating segments (effective for annual periods beginning on or after 1 January 2009). HKFRS 8 sets out requirements for disclosure of information about an entity's operating segments and also about the entity's products and services, the geographical areas in which it operates and its major customers. This standard does not have any impact on the classification and presentation of the Group's consolidated financial statements;

- Amendment to HKAS 1, Presentation of financial statements - Capital Disclosure (effective for annual periods beginning on or after 1 January 2007). The amendment introduces new disclosures for managing capital. This amendment does not have any impact on the classification and presentation of the Group's consolidated financial statements;

- HK(IFRIC)-Int 8, Scope of HKFRS 2 (effective for annual periods beginning on or after 1 May 2006). HK(IFRIC)-Int 8 requires consideration of transactions involving the issuance of equity instruments - where the identifiable consideration received is less than the fair value of the equity instruments issued - to establish whether or not they fall within the scope of HKFRS 2. HK(IFRIC)-Int 8 does not have any impact on the Group's consolidated financial statements;

- HK(IFRIC)-Int 9, Reassessment of embedded derivatives (effective for annual periods beginning on or after 1 June 2006). HK(IFRIC)-Int 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As the Group's entities have not changed the terms of their contracts, HK(IFRIC)-Int 9 does not have any impact on the Group's consolidated financial statements;

- HK(IFRIC)-Int 10, Interim financial reporting and impairment (effective for annual periods beginning on or after 1 November 2006). HK(IFRIC)-Int 10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply HK(IFRIC)-Int 10 from 1 January 2007, but it is not expected to have any significant impact on the Group's consolidated financial statements; and

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1 Basis of Preparation (continued)

(a) Amendments, new standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group (continued)

- HK(IFRIC)-Int 11, Group and treasury share transactions (effective for annual periods beginning on or after 1 March 2007). HK(IFRIC)-Int 11 requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity-instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments needed are obtained. HK(IFRIC)-Int 11 also provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the entity's parent, should be accounted for as cash-settled or equity-settled in the entity's financial statements. HK(IFRIC)-Int 11 is not expected to have a material impact on the Group's consolidated financial statements.

(b) Interpretations to existing standards that are not yet effective and not relevant for the Group's operations

- HK(IFRIC)-Int 7, Applying the restatement approach under HKAS 29, Financial reporting in hyperinflationary economies (effective from 1 March 2006). HK(IFRIC)-Int 7 provides guidance on how to apply requirements of HKAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As none of the group entities have a currency of a hyperinflationary economy as its functional currency, HK(IFRIC)-Int 7 is not relevant to the Group's operations; and

- HK(IFRIC)-Int 12, Service concession arrangements (effective for annual periods beginning on or after 1 January 2008). HK(IFRIC)-Int 12 provides guidance on the accounting by operators for public-to-private service concession arrangements. As the Group does not have any public-to-private service concession arrangements, HK(IFRIC)-Int 12 is not relevant to the Group's operations.

2.2 Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December.

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2 Consolidation (continued)

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries would be changed when necessary to ensure consistency with the policies adopted by the Group.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheets and statements of changes in equity within equity, separately from equity attributable to the equity holders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statements as an allocation of the total profit or loss for the year between minority interests and the equity holders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3 Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. The Group has not presented geographical segments as the Group operates primarily in one geographical segment. This is also consistent with the Group's internal financial reporting.

Unallocated costs primarily represent corporate expenses, income tax expense and unrealised loss on changes in fair value of derivative component of convertible bonds, whilst unallocated income represents interest income that cannot be identified to different operating segments. Segment assets consist primarily of property, plant and equipment, other assets, prepayments, inventories, receivables and operating cash. Segment liabilities primarily comprise operating liabilities. Capital expenditure mainly comprises additions to property, plant and equipment.

2.4 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entities operate ('the functional currency"). The consolidated financial statements are presented in Renminbi ("RMB"), which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5 Property, Plant and Equipment

Buildings are stated at valuation. Independent valuations are performed periodically with the last valuation being performed on values as of 31 August 2006. In the intervening years, the directors review the carrying value of buildings and adjustment is made where in the directors' opinion there has been a material change in value. Any increase in the values of the buildings is credited to the revaluation reserve; any decrease is first offset against the increase on earlier valuations recorded in the revaluation reserve, in respect of the same asset and is thereafter charged to the income statement. Upon the disposal of revalued buildings, the realised portion of the revaluation reserve is transferred from the revaluation reserve to retained earnings.

Other property, plant and equipment, comprising leasehold improvements, plant, telecommunications equipment, office furniture, fixtures and others are stated at historical cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable at the time they incurred that future economic benefits associated with the item will flow to the Group, and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs or revalued amounts to their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual rate
Buildings	10 – 40 years	3%
Telecommunications equipment	3 – 15 years	3%
Office furniture, fixtures and others	5 – 15 years	3%

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5 Property, Plant and Equipment (continued)

Leasehold improvements are depreciated over the shorter of their estimated useful lives and the lease periods.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Construction-in-progress ("CIP") represents buildings, plant and equipment under construction and pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period. No provision for depreciation is made on construction-in-progress until such time as the assets are completed and ready for use.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.8).

The gain or loss on disposal of a property, plant or equipment is the differences between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the income statement. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

2.6 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gain or loss on the disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The Group has allocated goodwill to the GSM Business and the CDMA Business which it operates (Note 2.8).

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7 Other Assets

Other assets mainly represent (i) capitalised direct incremental costs for activating GSM and CDMA subscribers; (ii) customer acquisition costs under contractual CDMA subscriber packages; (iii) computer software; (iv) prepaid rentals for premises and leased lines; and (v) prepayment for lease of land.

Capitalised direct incremental costs for activating GSM and CDMA subscribers, including costs of SIM/UIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of cellular services, are amortised over the expected customer service periods. The expected customer service periods are estimated based on the expected stabilised churn rates of subscribers.

Customer acquisition costs under contractual CDMA subscriber packages represent the cost of CDMA handsets given to contractual subscribers under special promotional packages. Such customer acquisition costs, to the extent recoverable, are amortised over the contractual period (not exceeding 2 years) during which the minimum contract revenue is expected to flow to the Group. Customer acquisition costs of contractual CDMA subscribers are included in "prepayment and other current assets" when the customer contract is within 1 year of expiry, whereas they are recorded as "other assets" when the unexpired contract period is over 1 year.

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives.

Long-term prepaid rental for premises and leased lines are amortised using a straight-line method over the lease period.

Long-term prepayments for lease of land are amortised over the period of the lease on a straight-line basis.

2.8 Impairment of Assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested for impairment at each balance sheet date. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered from impairment are reviewed for possible reversal of the impairment at each reporting date.

2.9 Inventories

Inventories, which principally comprise handsets, SIM cards, UIM cards and accessories, are stated at the lower of cost and net realisable value. Cost is based on the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.10 Accounts Receivable and Other Receivables

Accounts receivable and other receivables are recognised at fair value, less provision for impairment. A provision for impairment of accounts receivable and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the assets' carrying amount and the present value of estimated future cash flows. The carrying amount of the assets is reduced through the use of a provision account, and the amount of the loss is recognised in the income statement. When a receivable is uncollectible, it is written off against the provision account for receivables. Subsequent recoveries of amounts previously written off are credited to the income statement.

2.11 Short-term Bank Deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to 1 year.

2.12 Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.13 Convertible Bonds

As the functional currency of the Group is RMB, the conversion of the convertible bonds denominated in Hong Kong Dollars will not result in settlement by the exchange of a fixed amount of cash in RMB, the functional currency of the Group, for a fixed number of the Company's shares. In accordance with the requirements of HKAS 39, Financial Instruments – Recognition and Measurement, the convertible bond contract must be separated into two component elements: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bonds.

On the issue of the convertible bonds, the fair value of the embedded conversion option was calculated using the Binomial model. The derivative component, the embedded conversion option, is carried at fair value on the balance sheet with any changes in fair value being charged or credited to the income statement in the period when the change occurs. The remainder of the proceeds is allocated to debt element of the bonds, net of transaction costs, and is recorded as the liability component. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. Interest expense is calculated using the effective interest method by applying the effective interest rate to the liability component through the maturity date.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the income statement.

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.14 Deferred Revenue and Advances from Customers

(a) Deferred revenue

Deferred revenue represents upfront non-refundable revenue, including connection fee and receipts from activation of SIM/UIM cards relating to GSM and CDMA businesses, which are deferred and recognised over the expected service period.

(b) Advances from customers

Advances from customers are amounts paid by customers for GSM and CDMA prepaid cards, GSM and CDMA prepaid service fees, Internet protocol ("IP") telephone cards and other calling cards which cover future telecommunications services (over a period of one to twelve months). Advances from customers are stated at the amount of proceeds received less the amount already recognised as revenues upon the rendering of services.

2.15 Employee Benefits

(a) Retirement benefits

For defined contribution plan, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a reduction in the future payments is available.

(b) Housing benefits

The Group's contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred.

(c) Share-based compensation costs

The Group operates an equity-settled share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted excluding the impact of any non-market vesting conditions (for example, revenue and profit targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the Group revises its estimates of the number of share options that are expected to become exercisable. The Group recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the share options are exercised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.16 Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the pre-tax amount of expenditures expected to be required to settle the obligation that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2.17 Revenue Recognition

(a) Revenue comprises the fair value of the consideration received or receivable for the services and sales of telecommunications products in the ordinary course of the Group's activities. Revenue is shown net of business tax, government surcharges, returns and discounts and after eliminating sales within the Group.

Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the Group and when the revenue and cost can be measured reliably, on the following basis:

- usage fees are recognised when the service is rendered;
- monthly fees are recognised as revenue in the month during which the services are rendered;
- revenue from telephone cards, which represent service fees received from customers for telephone services, is recognised when the related service is rendered upon actual usage of the telephone cards by customers;
- leased lines and indefeasible rights of use ("IRU") are treated as operating leases with rental income recognised on a straight-line basis over the lease term, except for the lease of specific and identified network assets that transfer substantially all the risks and rewards incidental to the ownership to the lessee, which is recognised as capacity sales;
- valued-added services revenue which mainly represents revenue from the provision of services such as short message, cool ringtone, CDMA1X wireless data services and secretarial services to subscribers are recognised when service is rendered; and
- sales of telecommunications products, which mainly represent handsets and accessories, are recognised when title has been passed to the buyers.

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17 Revenue Recognition (continued)

(b) Interest income

Interest income from deposits in banks or other financial institutions is recognised on a time proportion basis, using the effective interest method.

(c) Dividend income

Dividend income is recognised when the rights to receive payment is established.

2.18 Leases (as the lessee)

(a) Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statement on a straight-line basis over the period of the lease.

(b) Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the liability balance outstanding. The corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. The interest element implicits in the lease payment is recognised in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.19 Costs under Subscriber Point Reward Program

The estimated costs of providing telecommunications services or providing non-cash gifts under the subscriber point reward program are calculated based on the value of bonus points awarded to subscribers and are recognised as selling and marketing expenses when subscribers accumulate bonus points. The value of a bonus point and the criteria for awarding bonus points are established by the Group at the inception of the program.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.20 Borrowing Costs

Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised up to the date when the project is completed and ready for its intended use.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined at the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recognised as expenses when incurred.

The capitalised borrowing rate represents the cost of capital for raising the related borrowings externally and varies from 3.60% to 5.83% for the year ended 31 December 2006 (2005: 3.60% to 5.58%).

2.21 Taxation

(a) Income tax

Income tax is provided on the basis of income for statutory financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for tax purposes.

(b) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.22 Dividend Distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.23 Related Parties

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control or common significant influence.

2.24 Contingent Liabilities and Contingent Assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, the liability will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognised.

2.25 Earnings per Share and per American Depositary Share ("ADS")

Basic earnings per share have been computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share have been computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares, after adjusting for the effects of the dilutive potential ordinary shares.

Basic and diluted earnings per ADS have been computed by multiplying earnings per share by 10, which is the number of shares represented by each ADS.

3. FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, cash flow interest rate risk and fair value interest rate risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

Financial risk management is carried out by the Group's finance department in headquarter, following the overall directions determined by the Board of Directors. The Group's finance department identifies and evaluates financial risks in close co-operation with the Group's operating units.

(a) Market risk

(i) Foreign exchange risk

The Group's businesses are mainly conducted in RMB, except for certain subsidiaries located in Hong Kong, Macau and United States of America ("USA"). Dividends to equity holders are declared in RMB and paid in HK dollars. The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollars and HK dollars. As at 31 December 2006, the Group had approximately USD1.0 billion bank loans and a USD1.3 billion convertible bond recorded in the financial statements. The Group also had cash and cash equivalents and short-term bank deposits of USD501 million and HKD664 million in total. The Group has not used any forward contracts or foreign currency swap arrangements to hedge its exposure to currency risk. However, the Group's finance department in headquarter continuously monitors the foreign exchange risk regarding loans and deposits denominated in foreign currency.

(ii) Cash flow and fair value interest rate risk

The Group's interest-bearing assets are mainly represented by bank deposits. Apart from this, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

The Group's interest rate risk arises from long-term bank loans and liability component of convertible bonds. Bank loans issued at floating rates expose the Group to cash flow interest-rate risk. Bank loans, short-term bonds and liability component of convertible bonds issued at fixed rates expose the Group to fair value interest rate risk. As at 31 December 2006, RMB315 million (2005: RMB7,442 million) of long-term bank loans and RMB7,087 million (2005: RMB9,866 million) of short-term bonds and RMB7,117 million of liability component of convertible bonds (2005: Nil) were at fixed rates, while RMB7,809 million (2005: RMB9,684 million) of long-term bank loans were at floating rates.

The Group does not expect any significant changes in interest rates which might materially affect the Group's results of operations.

(All amounts in RMB thousands unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (continued)

3.1 Financial risk factors (continued)

(b) Credit risk

The Group has no significant concentrations of credit risk. The extent of the Group's credit exposure is mainly represented by the aggregate balance of accounts receivable for services and amounts due from related parties and other operators.

The Group has policies that limit the amount of credit exposure to accounts receivable for services and amounts due from related parties and other operators. The normal credit period granted by the Group is on average 30 days from the date of invoice. The utilisation of credit limits is regularly monitored by the Group.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of available financing, including short-term bank loans and issuance of bonds. Due to the dynamic nature of the underlying businesses, the Group's finance department in headquarter maintains adequate amount of cash and cash equivalents and flexibility in funding through having available sources of financing.

3.2 Fair value estimation

The estimate of the fair value of the conversion option of the convertible bonds, that is separated from the host debt contract and accounted for as a derivative liability, is determined by using valuation techniques. The Group selects an appropriate valuation method and makes assumptions with reference to market conditions existing at each balance sheet date. Please refer to Note 17 for details.

The carrying value of trade receivables (net of impairment provision) and payable are a reasonable approximation of their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, may not equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Depreciation on property, plant and equipment

Depreciation on the Group's property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to residual values over the estimated useful lives. The Group reviews the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realisation of economic benefits from property, plant and equipment. The Group estimates the useful lives of property, plant and equipment based on historical experience, taking into account of anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change. The cost or revalued amount and accumulated depreciation of property, plant and equipment as at 31 December 2006 amounted to RMB205.8 billion (2005: RMB186.7 billion) and RMB94.4 billion (2005: RMB74.3 billion), respectively.

(b) Impairment of non-current assets

The Group tests whether non-current assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.8. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is a significant change in management's assumptions and the estimated recoverable amounts of the non-current assets, the Group's future results would be affected.

(All amounts in RMB thousands unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

4.1 Critical accounting estimates and assumptions (continued)

(c) Provision for doubtful debts

Accounts receivables are stated at costs, less provision for doubtful debts. The Group evaluates specific accounts receivable where there are indications that the receivable may be doubtful or is not collectible. The Group records a provision based on its best estimates to reduce the receivable balance to the amount that is expected to be collected. For the remaining receivable balances at each reporting date, the Group makes a provision based on observable data indicating that there is a measurable decrease in the estimated future cash flows from the remaining balances. The Group makes such estimates based on its past experience, historical collection patterns, subscribers' credibility and collection trends. For general subscribers of Cellular, Long Distance, Data and Internet businesses, the Group makes a full provision for receivables aged over 3 months, which is consistent with its credit policy with respect to relevant subscribers.

The Group's estimates described above are based on past experience, subscribers' credibility and collection trends. If circumstances change (e.g. due to factors including developments in the Group's business and the external market environment), the Group may need to re-evaluate its policies on doubtful debts, and make additional provisions in the future.

(d) Provision for subscriber point reward program

The Group has implemented a subscriber point reward program, which is a bonus point based scheme that rewards subscribers according to their service consumption, loyalty and payment history. The cost of the subscriber point reward program is charged to the income statement as "selling and marketing" expenses, instead of a reduction of revenue. The estimated liability is recognised based on (i) the value of each bonus point awarded to subscribers, and (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date. If subscribers redeem rewards or their entitlements expire, the provision is adjusted accordingly. The Group has recognised a liability for this program amounting to RMB556 million as at 31 December 2006 (2005: RMB337 million). As the Group has not had much historical incentive redemption experience in the past, the Group may need to re-assess the method for accruing for the potential bonus point liability when there is a more stabilised and reliable historical redemption statistics in future.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

4.1 Critical accounting estimates and assumptions (continued)

(e) Income tax and deferred taxation

The Group estimates its income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

For the evaluation of temporary differences, the Group has assessed the likelihood that the deferred taxes could be recovered. Major deferred tax components relate to interest on loans from China-China-Foreign ("CCF") joint ventures, loss arising from terminations of CCF arrangements (Note 9(g)), provisions for doubtful debts and write-down of inventory to net realisable value and additional depreciation deductible for tax purposes. Due to the effects of these temporary differences on income tax, the Group has recorded deferred tax assets amounting to RMB0.31 billion as at 31 December 2006 (2005: RMB0.34 billion). Deferred tax assets are recognised based on the Group's estimates and assumptions that they will be recovered from taxable income arising from the continuing operations in the foreseeable future.

The Group believes it has recorded adequate current tax provision and deferred taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary.

(f) Fair value of conversion option

On 5 July 2006, the Company issued a zero coupon convertible bonds with an aggregate principal amount of USD1 billion. The three-year convertible bonds was issued with a conversion price of HKD8.63 and will mature on 5 July 2009. The embedded conversion option has been separated from the host debt contract and accounted for as a derivative liability carried at fair value through profit or loss (Note 17). The fair value of this conversion option which is not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select an appropriate valuation method and makes assumptions that are mainly based on market conditions existing at each balance sheet date. The valuation model requires the input of subjective assumptions, including the volatility of share price, stock closing price, dividend yield, risk free rate, and expected option life. Changes in subjective input assumptions can materially affect the fair value estimate. For the year ended 31 December 2006, the unrealised loss resulting from changes in fair value of the conversion option of the convertible bonds was approximately RMB2.4 billion.

(All amounts in RMB thousands unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

4.2 Critical judgments in applying the entity's accounting policies

(a) Capitalisation of CDMA customer acquisition costs

The Group has been operating the CDMA business since the beginning of 2002. In order to accelerate the development of the CDMA business and subscriber growth, the Group offers certain promotional packages. As part of the contractual arrangements with certain CDMA contractual subscribers under these special promotional packages, CDMA handsets were provided to the subscribers for their use at no additional charge during the specified contract period ranging from 6 months to 2 years. In return, the subscribers are required to incur a minimum amount of service fees during the contract period. If the contractual subscribers can fulfill the minimum contract spending amounts by the end of the contract period, they will not be obliged to repay the remaining costs of the CDMA handsets given for their use. In addition, to secure contract performance, these subscribers are required under their contracts to (1) prepay certain amounts of service fees or deposits, (2) maintain a bank deposit in one of the designated commercial banks to secure their minimum contract amounts, or (3) provide a guarantor who will compensate the Group for any loss in the event of the subscriber's non-performance of related contractual obligations.

The Group considers the costs of the CDMA handsets provided to contractual subscribers under these promotional packages as customer acquisition costs for the development of these new CDMA contractual subscribers. Such customer acquisition costs are deferred to the extent expected to be recoverable, and amortised over the contractual periods (not exceeding two years), over which future economic benefits are expected to flow to the Group in the form of minimum contract revenue.

The Group determined its accounting policy for capitalisation of customer acquisition costs of contractual CDMA subscribers after a careful evaluation of specific facts and circumstances, and believes that the capitalisation of such costs is appropriate because future economic benefits are expected to flow to the Group in the form of future contractual revenues, taking into consideration (1) the historically high ARPUs and low churn rate, default or bad debt rates of these subscribers; (2) the Group's established procedures in and the relative low cost of enforcement of contracts in default; and (3) the existence of specified contract periods with minimum contract spending amounts and built-in contractual safeguarding measures such as non-refundable prepayments, bank deposits, and guarantees received, as well as penalty clauses imposed on subscribers.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

4.2 Critical judgments in applying the entity's accounting policies (continued)

(a) Capitalisation of CDMA customer acquisition costs (continued)

Therefore, the Group believes that the customer acquisition costs are recoverable from future revenue to be derived from these promotional packages, and the capitalisation and amortisation of these customer acquisition costs is an appropriate accounting policy. Furthermore, the Group continuously assesses and evaluates the recoverability of these customer acquisition costs, based on detailed review of historical subscriber churn rates and estimated default rate. Based on the Group's current assessment and evaluation, the Group believes that there is no significant problem in recovering the carrying amounts of the customer acquisition costs as at the balance sheet date.

The Group has made the above recoverability assessments based on the current legal and operating environment relating to the subscribers' contract performance and other information currently available. Actual results may differ significantly from the current situation and the Group's current estimates. If the situation changes significantly in the future, the Group may need to accelerate the amortisation of customer acquisition costs based on conditions at that time.

(b) Recognition of upfront non-refundable revenue and direct incremental costs

The Group capitalises and amortises upfront non-refundable revenue, including connection fees and activation fees of SIM cards or UIM cards from cellular subscribers over the expected customer service period. Accordingly, the related direct incremental costs of acquiring and activating GSM and CDMA subscribers, including costs of SIM or UIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of cellular services, are also capitalised and amortised over the same expected customer service period. The Group only capitalises costs to the extent that they will generate future economic benefits. The excess of the direct incremental costs over the corresponding upfront non-refundable revenue, if any, are expensed to the income statement immediately.

The expected customer service period for the cellular business is estimated based on the expected stabilised churn rates of subscribers after taking into consideration factors such as customer retention experience, the expected level of competition, the risk of technological or functional obsolescence of our services and the current regulatory environment. If the estimate of the expected stabilised churn rate changes for future periods as a result of unexpected changes in competition environment, telecommunications technology or regulatory environment, the amount and timing of recognition of these direct incremental costs and our deferred revenue would also change.

(All amounts in RMB thousands unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

4.2 Critical judgments in applying the entity's accounting policies (continued)

(c) Lease of CDMA network capacity

Pursuant to a CDMA lease agreement signed by the Group and Unicom Group's wholly-owned subsidiary, Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon") in 2002 ("Original CDMA Lease Agreement"), Unicom New Horizon agreed to lease the capacity of the CDMA network to the Group.

Unicom New Horizon has the legal ownership of the CDMA network, is directly responsible for the planning, financing and construction of the CDMA network, and directly enters into all contracts with suppliers and constructors. The Group believes it only bears the risks associated with the operation of the CDMA business during the relevant leasing periods and is free from any ownership risks of the CDMA network and the risks and rewards of ownership of the leased assets rest substantially with the lessor.

At the inception of the Original CDMA Lease Agreement, there was a high degree of uncertainty related to the market condition and operating results of the CDMA business. It was highly uncertain whether the Group would continue to lease the network in the future or to estimate the future network capacity to be leased. The Group was also unable to determine whether or not they would exercise the purchase option in future. Given these uncertainties and due to the fact that the risks associated with the ownership of the CDMA assets substantially remained with Unicom Group and Unicom New Horizon, the Group accounted for the leasing of the CDMA network as operating leases for the initial three-year lease period, so as to reflect the respective rights and obligations of the relevant parties to the Original CDMA Lease Agreement.

On 24 March 2005, the Group entered into another CDMA Lease Agreement ("2005 CDMA Lease Agreement") with Unicom Group and Unicom New Horizon to replace the Original CDMA Lease Agreement. Key terms of the 2005 CDMA Lease Agreement, including exclusive operating rights and purchase option, are substantially similar to those contained in the Original CDMA Lease Agreement except that the CDMA lease has an initial term of two years and the lease fee of the CDMA Network is to be determined on the basis of the audited CDMA business income. Given that the uncertainties continued, the Group considered the risks associated with the ownership of the CDMA assets still substantially remain with Unicom Group and Unicom New Horizon, and has concluded the leasing of the CDMA network continues to be an operating lease.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

4.2 Critical judgments in applying the entity's accounting policies (continued)

(c) Lease of CDMA network capacity (continued)

On 26 October 2006, the Group entered into a new CDMA Lease Agreement (the "2006 CDMA Lease Agreement") with Unicom Group and Unicom New Horizon to renew the 2005 CDMA Lease Agreement effective from 1 January 2007. Pursuant to the 2006 CDMA Lease Agreement, the initial lease period is for one year, renewable for an additional one-year term at the Group's option. The lease fee of the CDMA network for 2007 and 2008 is as follows:

- 31% of the audited CDMA business income of the lessee for each of the years 2007 and 2008; or
- 30% of the audited CDMA business income of the lessee for the year 2007 or 2008, where the audited CDMA business profit before taxation of the lessee for the relevant year is less than the audited CDMA business profit before taxation of the lessee for the year 2006 as set out in the relevant annual audited financial statements of the lessee.

Under the 2006 CDMA Lease Agreement, the annual lease fee of the CDMA network shall not be less than a certain minimum level (the "Minimum Lease Fee") regardless of the amount of CDMA business income for that year. The Minimum Lease Fee for 2007 shall be 90% of the total amount of lease fee paid by the Group to Unicom New Horizon for 2006 pursuant to the 2005 CDMA Lease Agreement. The Minimum Lease Fee for 2008 shall be 90% of the total amount of lease fee paid by the Group to Unicom New Horizon for 2007 pursuant to the 2006 CDMA Lease Agreement. The level of lease fee under the 2006 CDMA Lease Agreement has been set by reference to the Group's view of the industry trends, including factors such as CDMA subscribers and average revenue per user per month levels.

Under the 2006 CDMA Lease Agreement, the Group believes the uncertainties of the CDMA business continue to exist, particularly due to the fact that (i) the service revenue of CDMA business was stagnant in 2006; (ii) the uncertainty of the future success of CDMA business arising from keen market competition; and (iii) the uncertainty in the future changes in technology, technological standards and government regulatory environment. Moreover, at the inception of the 2006 CDMA Lease Agreement, the Group was still unable to determine whether it would renew the lease after the initial one-year lease term or whether it would exercise the purchase option. As a result, the Group considered the risks associated with the ownership of the CDMA assets still substantially remain with Unicom Group and Unicom New Horizon, and has concluded the leasing of the CDMA network will still be accounted for as an operating lease.

At the beginning of each lease term, the Group will reassess the appropriate classification based on the relevant factors and circumstances at that time. Based on the above accounting judgment made, the operating lease expense has been recorded in the income statement, and the carrying value of the CDMA assets and the related liabilities have not been reflected in the balance sheets. For the year ended 31 December 2006, the lease expense of approximately RMB8.08 billion (2005: RMB7.92 billion) was recorded under leased lines and network capacities in the income statement.

(All amounts in RMB thousands unless otherwise stated)

5. SEGMENT INFORMATION

The Group comprises four business segments based on the various types of telecommunications services mainly provided to customers in Mainland China. The major business segments operated by the Group are classified as below:

- GSM Business — the provision of GSM telephone and related services;
- CDMA Business — the provision of CDMA telephone and related services, through a leasing arrangement for CDMA network capacity from Unicom New Horizon;
- Data and Internet Business — the provision of domestic and international data, Internet and other related services; and
- Long Distance Business — the provision of domestic and international long distance and other related services.

The Group's primary measure of segment results is based on segment profit or loss before income tax. Unallocated costs primarily represent corporate expenses, income tax expense and unrealised loss on changes in fair value of derivative component of convertible bonds, whilst unallocated income represents interest income that cannot be identified to different operating segments.

5. SEGMENT INFORMATION (continued)

5.1 Business Segments

	2006						
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amounts	Elimination	Total
Revenue (Turnover)							
Usage fee	33,609,094	14,695,758	1,770,321	64,337	–		50,139,510
Monthly fee	7,370,440	5,025,422	–	–	–		12,395,862
Interconnection revenue	4,914,964	1,732,360	92,140	424,792	–		7,164,256
Leased lines rental	–	–	473,708	574,728	–		1,048,436
Value-added service revenue	11,543,343	5,314,118	–	–	–		16,857,461
Other revenue	1,852,580	525,484	39,147	4,565	–		2,421,776
Total service revenue	59,290,421	27,293,142	2,375,316	1,068,422	–		90,027,301
Sales of telecommunications products	8,174	4,257,118	1,900	–	–		4,267,192
Total revenue from external customers	59,298,595	31,550,260	2,377,216	1,068,422	–		94,294,493
Intersegment revenue	–	–	2,978,468	1,783,015	–	(4,761,483)	–
Total revenue	59,298,595	31,550,260	5,355,684	2,851,437	–	(4,761,483)	94,294,493
Leased lines and network capacities	(235,033)	(8,160,189)	(303,858)	(64,785)	–		(8,763,865)
Interconnection charges	(9,498,433)	(3,449,676)	(481,528)	(927,468)	–	4,761,483	(9,595,622)
Depreciation and amortisation	(18,614,663)	(717,828)	(2,419,598)	(670,191)	(532)		(22,422,812)
Employee benefit expenses	(4,136,669)	(1,529,543)	(527,358)	(272,653)	(182,476)		(6,648,699)
Selling and marketing	(9,336,325)	(9,007,838)	(683,402)	(224,078)	(61)		(19,251,704)
General, administrative and other expenses	(9,481,491)	(2,849,754)	(797,130)	(259,900)	(27,293)		(13,415,568)
Cost of telecommunications products sold	(188,239)	(4,735,533)	(6,197)	(19)	–		(4,929,988)
Finance costs	(475,456)	(46,359)	(35,512)	(54,229)	(467,026)	424,362	(654,220)
Interest income	122,601	6,846	12,483	2,323	539,149	(424,362)	259,040
Other gains (loss) – net	23,474	1,027	246	(3,409)	15		21,353
	7,478,361	1,061,413	113,830	377,028	(138,224)		8,892,408

(All amounts in RMB thousands unless otherwise stated)

5. SEGMENT INFORMATION

5.1 Business Segments (continued)

	2006						
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amounts	Elimination	Total
Unrealised loss on changes in fair value of derivative component of convertible bonds							(2,396,592)
Segment profit (loss) before income tax	7,478,361	1,061,413	113,830	377,028	(138,224)		6,495,816
Income tax expenses							(2,763,885)
Profit for the year							3,731,931
Attributable to:							
Equity holders of the Company							3,731,824
Minority interest							107
							3,731,931
Other information:							
Provision for doubtful debts	1,124,113	457,942	106,883	52,827	–		1,741,765
Capital expenditures for segment assets (a)	10,577,010	–	2,500,814	2,640,789	5,827,151		21,545,764

	31 December 2006						
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amounts	Elimination	Total
Total segment assets	107,288,975	7,722,626	8,300,155	16,810,768	56,477,257	(50,161,795)	146,437,986
Total segment liabilities	38,594,177	7,666,939	2,801,914	3,673,741	14,289,557		67,026,328

5. SEGMENT INFORMATION (continued)

5.1 Business Segments (continued)

	2005						
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amounts	Elimination	Total
Revenue (Turnover)							
Usage fee	32,077,305	16,726,678	2,540,574	599,251	–		51,943,808
Monthly fee	6,840,720	4,905,538	–	–	–		11,746,258
Interconnection revenue	3,466,067	1,398,577	102,989	434,577	–		5,402,210
Leased lines rental	–	–	393,659	489,969	–		883,628
Value-added service revenue	7,966,629	4,115,542	–	–	–		12,082,171
Other revenue	1,784,807	430,601	12,745	776	–		2,228,929
Total service revenue	52,135,528	27,576,936	3,049,967	1,524,573	–		84,287,004
Sales of telecommunications products	3,174	2,743,337	7,226	8,090	–		2,761,827
Total revenue from external customers	52,138,702	30,320,273	3,057,193	1,532,663	–		87,048,831
Intersegment revenue	–	–	2,553,242	1,189,531	–	(3,742,773)	–
Total revenue	52,138,702	30,320,273	5,610,435	2,722,194	–	(3,742,773)	87,048,831
Leased lines and network capacities	(253,790)	(8,035,534)	(369,644)	(88,349)	–		(8,747,317)
Interconnection charges	(7,207,123)	(3,345,180)	(600,462)	(962,378)	–	3,742,773	(8,372,370)
Depreciation and amortisation	(17,315,209)	(614,297)	(1,886,178)	(551,045)	(1,452)		(20,368,181)
Employee benefit expenses	(3,550,780)	(1,176,502)	(492,376)	(297,160)	(99,494)		(5,616,312)
Selling and marketing	(7,546,848)	(11,308,449)	(1,386,790)	(315,791)	–		(20,557,878)
General, administrative and other expenses	(8,054,364)	(2,537,950)	(867,670)	(259,705)	(21,871)		(11,741,560)
Cost of telecommunications products sold	(80,674)	(3,477,893)	(16,315)	(434)	–		(3,575,316)
Finance costs	(943,214)	(42,368)	(37,043)	(66,787)	(223,682)	213,773	(1,099,321)
Interest income	64,626	8,958	2,915	3,807	229,663	(213,773)	96,196
Other gains (loss) – net	25,591	9,043	65	229	(3)		34,925
	7,276,917	(199,899)	(43,063)	184,581	(116,839)		7,101,697

(All amounts in RMB thousands unless otherwise stated)

5. SEGMENT INFORMATION (continued)

5.1 Business Segments (continued)

	2005						
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amounts	Elimination	Total
Unrealised loss on changes in fair value of derivative component of convertible bonds							–
Segment profit (loss) before income tax	7,276,917	(199,899)	(43,063)	184,581	(116,839)		7,101,697
Income tax expenses							(2,170,411)
Profit for the year							4,931,286
Attributable to:							
Equity holders of the Company							4,931,052
Minority interest							234
							4,931,286
Other information:							
Provision for doubtful debts	867,154	458,161	139,327	33,868	–		1,498,510
Capital expenditures for segment assets (a)	7,333,030	–	1,962,796	2,162,637	6,154,335		17,612,798

	31 December 2005						
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amounts	Elimination	Total
Total segment assets	107,723,037	4,087,906	7,518,912	17,794,349	55,667,580	(50,161,795)	142,629,989
Total segment liabilities	45,706,440	5,620,722	2,519,018	4,973,134	7,523,596		66,342,910

(a) Capital expenditures classified under "Unallocated amounts" represent capital expenditures on common facilities, which benefit all business segments.

5. SEGMENT INFORMATION (continued)

5.2 Geographical Segments

The customers of the Group's services are mainly in mainland China. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total revenue.

In addition, although the Group has its corporate headquarter in Hong Kong, a substantial portion of the Group's non-current assets (including property, plant and equipment and other assets) are situated in mainland China, as the Group's principal activities are conducted in mainland China. For 2006 and 2005, substantially all capital expenditures were incurred to acquire assets located in mainland China and less than 10% of the Group's assets and operations are located outside mainland China. Accordingly, no geographical segment information is presented.

(All amounts in RMB thousands unless otherwise stated)

5. PROPERTY, PLANT AND EQUIPMENT

	The Group						
	2006						2005
	Buildings	Tele-communications equipment	Office furniture, fixtures and others	Leasehold improvements	Construction-in-progress	Total	Total
Cost or valuation:							
Beginning of year	13,614,937	144,752,704	8,370,669	1,120,171	18,826,688	186,685,169	173,835,655
Revaluation surplus	200,330	–	–	–	–	200,330	–
Additions	566,212	348,077	139,036	–	20,492,439	21,545,764	17,612,798
Transfer from CIP	737,505	23,240,505	1,532,868	477,166	(25,988,044)	–	–
Reclassification to other assets	(528,428)	–	–	–	–	(528,428)	(4,194,413)
Disposals	(22,296)	(1,478,238)	(425,924)	(214,304)	–	(2,140,762)	(568,871)
End of year	14,568,260	166,863,048	9,616,649	1,383,033	13,331,083	205,762,073	186,685,169
Representing:							
At cost	2,036,229	166,863,048	9,616,649	1,383,033	13,331,083	193,230,042	184,314,396
At valuation	12,532,031	–	–	–	–	12,532,031	2,370,773
	14,568,260	166,863,048	9,616,649	1,383,033	13,331,083	205,762,073	186,685,169
Accumulated depreciation:							
Beginning of year	3,110,261	66,942,910	3,502,469	741,937	14,307	74,311,884	55,343,535
Charge for the year	454,958	19,524,750	1,753,763	271,990	–	22,005,461	19,931,501
Reclassification to other assets	–	–	–	–	–	–	(511,266)
Disposals	(16,473)	(1,418,541)	(287,459)	(214,304)	–	(1,936,777)	(451,886)
End of year	3,548,746	85,049,119	4,968,773	799,623	14,307	94,380,568	74,311,884
Net book value:							
End of year	11,019,514	81,813,929	4,647,876	583,410	13,316,776	111,381,505	112,373,285
Beginning of year	10,504,676	77,809,794	4,868,200	378,234	18,812,381	112,373,285	118,492,120

8. PROPERTY, PLANT AND EQUIPMENT

	The Company			
	2006			2005
	Tele-communications equipment	Office furniture, fixtures and others	Total	Total
Cost :				
Beginning of year	52,404	8,531	60,935	62,189
Additions	–	388	388	238
Disposals	(1,612)	(859)	(2,471)	(1,492)
End of year	50,792	8,060	58,852	60,935
Accumulated depreciation:				
Beginning of year	9,557	7,718	17,275	12,742
Charge for the year	3,453	532	3,985	4,914
Disposals	(256)	(798)	(1,054)	(381)
End of year	12,754	7,452	20,206	17,275
Net book value:				
End of year	38,038	608	38,646	43,660
Beginning of year	42,847	813	43,660	49,447

For the year ended 31 December 2006, interest expense of approximately RMB423 million (2005: RMB683 million) was capitalised to construction-in-progress.

During 2006, the Group engaged an independent property valuation firm to undertake a valuation of the buildings of the Group as at 31 August 2006 ("2006 Revaluation"), using the replacement cost or open market value approach, as appropriate. Based on the 2006 Revaluation, an additional revaluation surplus of approximately RMB200 million was recognised. The revaluation surplus net of the related deferred income tax of approximately RMB105 million (Note 9) was credited to revaluation reserve in shareholders' equity. The accumulated revaluation surplus on the buildings resulting from all previous and current valuations of the buildings as of 31 December 2006 was RMB272 million. As of 31 December 2006, the carrying value of buildings would have been approximately RMB10,701 million (2005: RMB10,379 million) had they been stated at historical cost less accumulated depreciation. The directors considered the fair values of these buildings were not materially different from their carrying values as of 31 December 2006. The additional depreciation attributable to the revaluation surplus amounted to approximately RMB8.80 million for 2006 (2005: RMB8.80 million).

Telecommunications equipment held under finance leases represents wireless public phone equipment. As at 31 December 2006, net book value of wireless public phone equipment under finance leases amounted to approximately RMB231 million (2005: RMB354 million) (Note 18).

(All amounts in RMB thousands unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (continued)

For the year ended 31 December 2006, the Group recognised loss on disposal of property, plant and equipment of approximately RMB145 million (2005: RMB25 million).

For comparative purposes, the carrying value of land use rights underlying the buildings acquired from third parties amounting to approximately RMB3.7 billion was reclassified from "Property, plant and equipment" to "Other assets" in the 2005 comparative consolidated balance sheet.

7. GOODWILL – GROUP

	The Group	
	2006	2005
Cost:		
Goodwill arising from acquisitions	**3,143,983**	3,143,983

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. in 2002 and 2003 respectively represented the excess of the purchase consideration over the Group's share of the fair values of the separately identifiable net assets acquired.

Goodwill is allocated to the Group's cash-generating units ("CGU") identified according to business segments. The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management, including expected profit margins, growth rates and the applicable discount rates. Management determined budgeted profit margins based on past performance and its expectations in relation to market developments. The expected growth rates used are consistent with the forecasts of the business segments. The discount rates used are pre-tax and reflect specific risks relating to the business. Based on management's assessment results, there was no impairment of goodwill as at 31 December 2006 and 2005.

8. OTHER ASSETS – GROUP

	Note	The Group	
		2006	2005
Direct incremental costs for activating cellular subscribers	(a)	**2,243,384**	3,191,853
Customer acquisition costs of contractual CDMA subscribers	4.2(a), (b)	**1,643,623**	2,416,224
Long-term prepayment for lease of land	(c), 6	**4,867,840**	4,189,326
Purchased software	(d)	**677,187**	276,803
Prepaid rental for premises and leased lines		**1,005,514**	858,661
Others	(d)	**739,021**	568,863
		11,176,569	11,501,730

(a) For the year ended 31 December 2006, amortisation of direct incremental costs for activating GSM and CDMA subscribers amounted to RMB1,817 million (2005: RMB1,582 million) (Note 24), which has been included in "selling and marketing" expenses.

(b) For the year ended 31 December 2006, amortisation of the customer acquisition costs of contractual CDMA subscribers amounted to approximately RMB4,205 million (2005: RMB5,948 million) (Note 24) which was recorded in "selling and marketing" expenses. As at 31 December 2006, the carrying amount of unamortised customer acquisition costs of contractual CDMA subscribers totaled approximately RMB2,102 million (2005: RMB2,944 million), with approximately RMB1,644 million (2005: RMB2,416 million) recorded in "other assets" (for contracts expiring over 1 year) and approximately RMB458 million (2005: RMB528 million) recorded in "prepayments and other current assets" (for contracts expiring within 1 year) (Note 12).

(c) The Group's long-term prepayment for lease of land represents prepaid operating lease payments for land use rights in Mainland China and their net book value is analysed as follows:

	The Group	
	2006	2005
Held on:		
Leases of between 10 to 50 years	**4,833,011**	4,174,864
Leases of less than 10 years	**34,829**	14,462
	4,867,840	4,189,326

For comparative purposes, the carrying value of land use rights underlying the buildings acquired from third parties was reclassified from "Property, plant and equipment" to "Other assets" in the 2005 comparative consolidated balance sheet. Please refer to Note 6 for details.

For the year ended 31 December 2006, the long-term prepayment for lease of land expensed in the income statement amounted to RMB171.0 million (2005: RMB28.4 million), which was recorded in "General, administrative and other expenses".

(All amounts in RMB thousands unless otherwise stated)

8. OTHER ASSETS - GROUP (Cont'd)

(d) For the year ended 31 December 2006, the amortisation of purchased software and others of other assets amounted to approximately RMB417 million (2005: RMB437 million) (Note 24).

9. TAXATION - GROUP

Provision for taxation represents:

	The Group	
	2006	2005
Provision for income tax on the estimated taxable profits for the year		
- Hong Kong	**4,817**	1,063
- Outside Hong Kong	**2,838,365**	2,033,457
	2,843,182	2,034,520
Deferred taxation	**(79,297)**	135,891
	2,763,885	2,170,411

(a) The Company did not have any assessable income sourced from Hong Kong for the years ended 31 December 2006 and 2005.

(b) China Unicom International Limited ("Unicom International", a subsidiary of the Company) assessed its income tax liability in Hong Kong using the tax rate of 17.5% (2005: 17.5%). The income tax liability of Unicom International amounted to approximately RMB4.82 million for the year ended 31 December 2006 (2005: RMB1.06 million).

(c) China Unicom (Macau) Company Limited ("Unicom Macau", a subsidiary of the Company) assessed its income tax liability in Macau, using progressive tax rates from 3% to 12%. There is no Macau income tax liability of Unicom Macau for the years ended 31 December 2006 and 2005 as there were no assessable profits in both years.

(d) For the year ended 31 December 2006, Unicom Huasheng Telecommunications Technology Company Limited ("Unicom Huasheng", a subsidiary of the Company) and its branches are subject to income tax at the statutory enterprise income tax rate of 33% in Mainland China. The income tax liabilities of Unicom Huasheng and its branches were assessed separately by relevant local tax authorities.

(e) Various provincial/municipal branches of China Unicom Corporation Limited ("CUCL", a subsidiary of the Company) were granted preferential tax treatment by relevant tax authorities to assess their enterprise income tax at the rates of 13% or 18% in mainland China for the years ended 31 December 2006 and 2005. The remaining provincial branches were assessed at the standard tax rate of 33%.

Reconciliation between applicable statutory tax rate and the effective tax rate:

		The Group	
	Note	**2006**	2005
Mainland China statutory tax rate of 33%		**33.0%**	33.0%
Non-deductible expenses		**1.7%**	1.9%
Unrealised loss on changes in fair value of derivative component of convertible bonds		**12.2%**	–
Non-taxable income			
- Connection fee		**(1.3%)**	(1.2%)
- Interest income		**(0.6%)**	(0.1%)
- Line leasing income		**–**	(0.1%)
Impact of PRC preferential tax rates		**(2.3%)**	(2.2%)
Investment tax credits for domestic equipment	(f)	**(0.2%)**	(0.7%)
Effective tax rate		**42.5%**	30.6%

Tax effect of preferential tax rate is as follows:

	2006	2005
Aggregate amount (RMB in millions)	**150**	155
Per share effect (RMB)	**0.012**	0.012

(f) For 2006 and 2005, tax credits represented investment tax credits relating to the additions of certain domestic equipment that were deductible against current income tax.

(All amounts in RMB thousands unless otherwise stated)

9. TAXATION – GROUP (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets against tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	The Group	
	2006	2005
Deferred tax assets:		
- Deferred tax asset to be recovered after 12 months	**787,991**	1,004,323
- Deferred tax asset to be recovered within 12 months	**887,636**	737,740
	1,675,627	1,742,063
Deferred tax liabilities:		
- Deferred tax liabilities to be settled after 12 months	**(1,051,774)**	(1,278,531)
- Deferred tax liabilities to be settled within 12 months	**(314,185)**	(128,298)
	(1,365,959)	(1,406,829)
Net deferred tax assets after offsetting	**309,668**	335,234
Deferred tax liabilities that cannot be offset	**(5,879)**	(5,613)

There were no material unrecognised deferred tax assets as at 31 December 2006 and 2005.

The movement of the net deferred tax assets/liabilities is as follows:

	The Group	
	2006	2005
Net deferred tax assets after offsetting :		
- Beginning of year	**335,234**	468,774
- Deferred tax credited/(charged) to the income statement	**79,563**	(133,540)
- Deferred tax charged to equity (Note 6)	**(105,129)**	—
- End of year	**309,668**	335,234
The deferred tax liabilities that can not be offset:		
- Beginning of year	**(5,613)**	(3,262)
- Deferred tax charged to the income statement	**(266)**	(2,351)
- End of year	**(5,879)**	(5,613)

9. TAXATION – GROUP (continued)

Deferred taxation as of year-end represents the taxation effect of the following temporary differences:

	Note	The Group 2006	2005
Mainland China Enterprises			
Deferred tax assets:			
Interest on loans from CCF joint ventures	(g)	**45,463**	96,012
Loss arising from terminations of CCF Arrangements	(g)	**20,636**	111,003
Provision for doubtful debts		**492,920**	399,590
Write-down of inventories to net realisable value		**32,858**	43,780
Accruals of retirement benefits		**18,137**	4,670
Additional depreciation deductible for tax in future years		**6,315**	12,361
Monetary housing benefits		**12,607**	11,784
Differences on tax basis for the residual value of property, plant and equipment		**–**	10,045
Net amount of deferral and amortisation of upfront non-refundable revenue		**740,429**	891,467
Accruals of expenses not yet deductible for tax purpose		**232,863**	137,279
Others		**73,399**	24,072
		1,675,627	1,742,063
Deferred tax liabilities:			
Net amount of capitalisation and amortisation of direct incremental costs		**(740,429)**	(925,462)
Capitalised interest already deducted for tax purpose		**(520,401)**	(481,367)
Revaluation of buildings (Note 6)		**(105,129)**	–
		(1,365,959)	(1,406,829)
		309,668	335,234
Hong Kong Enterprises			
Deferred tax liabilities:			
Accelerated depreciation for tax purpose		**(5,879)**	(5,613)

(All amounts in RMB thousands unless otherwise stated)

9. TAXATION – GROUP (continued)

(g) Prior to 2000, in the process of developing its cellular networks, the GSM Business has entered into cooperation agreements with certain contractual joint ventures (the "CJVs") established in Mainland China. Each CJV was established by one or more Chinese enterprises and one or more foreign parties. The aforementioned cooperation arrangements are referred to as the China-China-Foreign Arrangement (the "CCF Arrangements"). Pursuant to the CCF Arrangements, the CJVs extended funding to the GSM Business for the construction of telecommunications systems and network equipment in Mainland China. Based on the terms of the cooperation agreements, the CCF Arrangements had been accounted for as secured financing arrangements to the GSM Business, and interest had been accrued by the GSM Business based on the funds provided by the CJVs at the then prevailing market borrowing rates. All CCF Arrangements had been terminated in 1999 and 2000, the related loss on the termination of CCF Arrangements was charged to the income statement as incurred. Pursuant to the approval of relevant tax authorities, all the interest costs and the loss on termination of these CCF Arrangements are to be deducted against current taxable income over 7 years. The resulting deferred tax assets were recognised accordingly.

10. INVENTORIES – GROUP

	The Group	
	2006	2005
Handsets	**1,462,210**	1,121,288
Telephone cards	**522,161**	592,490
Others	**349,531**	394,034
	2,333,902	2,107,812

The cost of inventories recognised as expense and included in cost of telecommunications products sold amounted to approximately RMB4,930 million (2005: RMB3,575 million).

For the year ended 31 December 2006, the write-down of inventories to net realisable value amounted to RMB43 million (2005: RMB20 million), which was mainly due to the decline of market values of certain handsets.

11. ACCOUNTS RECEIVABLE, NET – GROUP

	The Group	
	2006	2005
Accounts receivable for GSM services	**3,416,679**	4,021,887
Accounts receivable for CDMA services	**2,264,188**	2,648,504
Accounts receivable for Data and Internet services	**323,369**	522,579
Accounts receivable for Long Distance services	**458,402**	444,010
Sub-total	**6,462,638**	7,636,980
Less: Provision for doubtful debts for GSM services	**(1,841,212)**	(1,821,057)
Provision for doubtful debts for CDMA services	**(905,094)**	(954,185)
Provision for doubtful debts for Data and Internet services	**(77,006)**	(83,711)
Provision for doubtful debts for Long Distance services	**(219,983)**	(229,598)
	3,419,343	4,548,429

The aging analysis of accounts receivable is as follows:

	The Group	
	2006	2005
Within one month	**2,349,963**	2,884,068
More than one month to three months	**906,221**	1,062,895
More than three months to one year	**1,709,954**	1,636,529
More than one year	**1,496,500**	2,053,488
	6,462,638	7,636,980

The normal credit period granted by the Group is on average 30 days from the date of invoice.

There is no significant concentration of credit risk with respect to individual customers' receivables, as the Group has a large number of customers.

Provision for doubtful debts is analysed as follows:

	The Group	
	2006	2005
Balance, beginning of year	**3,088,551**	3,933,507
Provision for the year	**1,741,765**	1,498,510
Written-off during the year	**(1,787,021)**	(2,343,466)
Balance, end of year	**3,043,295**	3,088,551

(All amounts in RMB thousands unless otherwise stated)

12. PREPAYMENTS AND OTHER CURRENT ASSETS

		The Group		The Company	
	Note	**2006**	2005	**2006**	2005
Prepaid rental		**364,622**	322,243	**153**	–
Deposits and prepayments		**732,774**	973,698	**5,284**	3,357
Advances to employees		**154,866**	163,838	**11**	–
Customer acquisition costs of contractual CDMA subscribers	8(b)	**458,095**	527,577	**–**	–
Others		**277,662**	355,111	**5,542**	47,009
		1,988,019	2,342,467	**10,990**	50,366

The aging analysis of prepayments and other current assets is as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
Within one year	**1,892,558**	2,249,097	**9,174**	49,419
More than one year	**95,461**	93,370	**1,816**	947
	1,988,019	2,342,467	**10,990**	50,366

13. SHORT-TERM BANK DEPOSITS

	The Group		The Company	
	2006	2005	**2006**	2005
Bank deposits matured over three months	**187,449**	282,457	**187,449**	80,702
Restricted bank deposit	**8,371**	–	**–**	–
	195,820	282,457	**187,449**	80,702

As at 31 December 2006, restricted bank deposit represented deposits that were subject to externally imposed restriction relating to construction payable as requested by a contractor.

14. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2006	2005	**2006**	2005
Cash at bank and in hand	**11,180,476**	5,110,716	**12,725**	12,886
Bank deposits with original maturities of three months or less	**1,001,632**	360,860	**907,276**	286,858
	12,182,108	5,471,576	**920,001**	299,744

The effective interest rate on bank deposits at 31 December 2006 ranged from 3.20% to 5.49% (31 December 2005: 3.98% to 4.50%). The bank deposits have a weighted average maturity of 76 days.

15. SHARE CAPITAL - COMPANY

	The Company	
	2006 HKD'000	2005 HKD'000
Authorised:		
30,000,000,000 ordinary shares of HKD0.1 each	**3,000,000**	3,000,000

	Number of shares '000	Ordinary shares, par value of HKD0.1 each HKD'000	Share capital	Share premium	Total
At 1 January 2005	12,563,492	1,256,349	1,332,487	52,546,294	53,878,781
Employee share option scheme – Recognition of shares issued on exercise of options (Note 29)	10,773	1,077	1,134	54,720	55,854
At 31 December 2005	12,574,265	1,257,426	1,333,621	52,601,014	53,934,635
Employee share option scheme – Recognition of shares issued on exercise of options (Note 29)	**106,724**	**10,672**	**10,819**	**621,962**	**632,781**
At 31 December 2006	**12,680,989**	**1,268,098**	**1,344,440**	**53,222,976**	**54,567,416**

The total authorised number of ordinary shares is 30 billion shares (2005: 30 billion shares) with a par value of HKD0.1 per share (2005: HKD0.1 per share). All issued shares are fully paid.

Increase of 106,724,000 ordinary shares in 2006 (2005: 10,773,200) represented the ordinary shares issued on exercise of share options under the Company's share option scheme (Note 29(h)).

(All amounts in RMB thousands unless otherwise stated)

16. LONG-TERM BANK LOANS

	Interest rates and final maturity	The Group 2006	The Group 2005	The Company 2006	The Company 2005
RMB denominated bank loans	Fixed interest rates ranging from 3.60% to 5.58% (2005: 3.60% to 5.58%) per annum with maturity through 2010 (2005: maturity through 2010) (a)				
– secured		**–**	755,000	**–**	–
– unsecured		**315,000**	6,687,468	**–**	–
		315,000	7,442,468	**–**	–
USD denominated bank loans	Floating interest rates of USD LIBOR plus interest margin of 0.35% to 0.44% (2005: 0.28% to 0.44%) per annum with maturity through 2010 (2005: maturity through 2010) (b)	**7,808,699**	9,684,240	**3,904,349**	5,649,162
Sub-total		**8,123,699**	17,126,708	**3,904,349**	5,649,162
Less: Current portion		**(3,984,350)**	(5,145,190)	**–**	(1,614,046)
		4,139,349	11,981,518	**3,904,349**	4,035,116

The repayment schedule of the long-term bank loans is as follows:

	The Group 2006	The Group 2005	The Company 2006	The Company 2005
Balances due:				
– not later than one year	**3,984,350**	5,145,190	**–**	1,614,046
– later than one year and not later than two years	**2,377,609**	9,639,408	**2,342,610**	–
– later than two years and not later than five years	**1,761,740**	2,342,110	**1,561,739**	4,035,116
	8,123,699	17,126,708	**3,904,349**	5,649,162
Less: Portion classified as current liabilities	**(3,984,350)**	(5,145,190)	**–**	(1,614,046)
	4,139,349	11,981,518	**3,904,349**	4,035,116

16. LONG-TERM BANK LOANS (continued)

(a) As at 31 December 2006, no long-term bank loans (2005: RMB755 million) were secured by the future service fee revenue to be generated by the cellular operations of the relevant branches who borrowed the long-term bank loans.

(b) On 26 September 2003, the Company signed an agreement with 13 financial institutions for a long-term syndicated loan of USD0.7 billion. This facility was split into 3 tranches (i) USD0.2 billion 3-year loan; (ii) USD0.3 billion 5-year loan; and (iii) USD0.2 billion 7-year loan and carried an interest rate of 0.28%, 0.35% and 0.44% over US dollar LIBOR per annum for each tranche, respectively. In October 2003, the Company and CUCL entered into an agreement to re-lend such funds to CUCL with similar terms to finance the network construction of CUCL. During 2006, the Company has fully repaid the USD0.2 billion 3-year loan.

In addition, on 25 February 2004, CUCL signed an agreement with various financial institutions for a long-term syndicated loan of USD0.5 billion to finance its working capital and network construction expenditure. This facility is repayable in 3 years and carries an interest rate of 0.40% over US dollar LIBOR per annum. In February 2007, CUCL has fully repaid the USD0.5 billion loan.

(c) The effective interest rate of long-term bank loans denominated in RMB at 31 December 2006 was 4.22% (31 December 2005: 5.25%), and the effective interest rates of long-term bank loans denominated in USD at 31 December 2006 ranged from 5.72% to 5.81% (31 December 2005: from 4.94% to 5.14%).

(d) The carrying amount of long-term bank loans approximated their fair value.

17. CONVERTIBLE BONDS

The carrying values of the derivative component and liability component of the convertible bonds as at 31 December 2006 are as follows:

	The Group and the Company
Liability component	7,117,035
Derivative component	3,207,914
Carrying value of convertible bonds	10,324,949
Number of conversion shares at the issuance date (shares)	899,745,075

No conversion of the convertible bonds has occurred up to 31 December 2006.

(All amounts in RMB thousands unless otherwise stated)

17. CONVERTIBLE BONDS (continued)

On 5 July 2006, the Company issued a zero coupon convertible bonds with an aggregate principal amount of USD1 billion (the "Convertible Bonds") to SK Telecom Co., Ltd., ("SK Telecom"), an overseas telecommunications service operator in Korea. The bondholder has the option to convert the Convertible Bonds into shares of the Company with a par value of HKD0.10 each at a conversion price of HKD8.63 (an equivalent of approximately USD1.11) per share subject to adjustment for, among other matters, consolidation, subdivision or reclassification of shares, capitalisation of profits or reserves, rights issues and other events, which have diluting effects on the issued share capital of the Company at any time from and including the first anniversary after the date of issuance up to the close of business in Hong Kong on the day falling seven days prior to 5 July 2009, the maturity date of the Convertible Bonds. Unless previously redeemed, converted, or purchased and cancelled, the Convertible Bonds will be redeemed at 104.26% of its principal amount on 5 July 2009.

At any time after 5 July 2007 or on the occurrence of a relevant event as defined in the Convertible Bonds agreement, a bondholder may freely assign or transfer any of the Convertible Bonds registered in its name to any third party provided that no assignment or transfer may be made to a person who is (i) a fixed line or mobile telecommunications operator in the PRC (a competitor operator), or (ii) directly or indirectly an affiliate of a competitor operator.

On 5 July 2008 (the Put Option Date), each bondholder will have the right at such holder's option, to require the Company to redeem all or some of the Convertible Bonds held by such holder on the Put Option Date at 102.82% of the principal amount. To exercise such right, the holder of the relevant Convertible Bonds must deliver its notice of redemption together with the Certificate evidencing the Convertible Bonds to be redeemed not later than 40 days prior to the Put Option Date.

As the functional currency of the Group is RMB, the conversion of the Convertible Bonds denominated in Hong Kong Dollars will not result in settlement by the exchange of a fixed amount of cash in RMB, the functional currency of the Group, for a fixed number of the Company's shares. In accordance with the requirements of HKAS 39, Financial Instruments – Recognition and Measurement, the bond contract must be separated into two components: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bonds. The conversion option is carried at fair value on the balance sheet with any changes in fair value being charged or credited to the income statement in the period when the change occurs.

17. CONVERTIBLE BONDS (continued)

The fair value of the derivative component of the Convertible Bonds was calculated using the Binomial model with the major inputs used in the model as at 5 July 2006 and 31 December 2006 as follows:

	5 July 2006	**31 December 2006**
Stock price	HKD6.95	**HKD11.40**
Exercise price	HKD8.63	**HKD8.63**
Volatility	31%	**31%**
Dividend yield	2%	**2%**
Risk free rate	4.57-4.63%	**3.51-3.55%**
Expected life	2.25-3 years	**1.76-2.51 years**
Option value	HKD0.96	**HKD3.56**

Any changes in the major inputs into the model will result in changes in the fair value of the derivative component. The change in the fair value of the conversion option from 5 July 2006 to 31 December 2006 resulted in a fair value loss of RMB2.397 billion, which has been recorded as the "Unrealised loss on changes in fair value of derivative component of Convertible Bonds" in the income statement for the year ended 31 December 2006.

The initial carrying amount of the liability component is the residual amount after deducting the issuance cost of the Convertible Bonds and the fair value of the derivative component as at 5 July 2006, and is subsequently carried at amortised cost. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.53% to the adjusted liability component. Should the aforesaid derivative component not be separated out and the entire Convertible Bonds is considered as the liability component, the effective interest rate would have been 1.46%.

(All amounts in RMB thousands unless otherwise stated)

18. OBLIGATIONS UNDER FINANCE LEASES – GROUP

Obligations under finance leases are analysed as follows:

	The Group	
	2006	2005
Total minimum lease payments under finance leases:		
– not later than one year	**104,663**	443,400
– later than one year and not later than two years	**8,059**	152,058
– later than two years and not later than five years	**2,639**	875
– later than five years	**58**	–
	115,419	596,333
Less: Future finance charges	**(5,623)**	(30,335)
Present value of minimum obligations	**109,796**	565,998
Representing obligations under finance leases:		
– current liabilities	**99,566**	420,631
– non-current liabilities	**10,230**	145,367
The present value of obligations under finance leases:		
– not later than one year	**99,566**	420,631
– later than one year and not later than two years	**7,666**	144,541
– later than two years and not later than five years	**2,510**	826
– later than five years	**54**	–
	109,796	565,998
Less: Portion classified as current liabilities	**(99,566)**	(420,631)
	10,230	145,367

Obligations under finance leases were mainly related to the leasing of wireless public phone equipment (Note 6).

For the year ended 31 December 2006, interest rates of obligations under finance leases ranged from 4% to 5% (2005: 4% to 6%) per annum.

The carrying amounts of obligations under finance leases approximated their fair value.

19. PAYABLES AND ACCRUED LIABILITIES

		The Group		The Company	
	Note	**2006**	2005	**2006**	2005
Payables to contractors and equipment suppliers		**16,184,898**	11,156,462	**–**	–
Accrued expenses		**2,236,137**	1,835,353	**33,292**	49,057
Payables to telecommunications product suppliers		**1,875,356**	1,372,853	**–**	–
Customer deposits		**1,857,849**	1,456,601	**–**	–
Maintenance expense payables		**1,208,902**	542,540	**–**	–
Salary and welfare payables		**601,270**	464,372	**–**	–
Amounts due to services providers/ content providers		**797,586**	716,180	**–**	–
Provision for subscriber bonus point expenses	4.1(d)	**555,586**	337,414	**–**	–
Others	(a)	**972,490**	644,853	**34,779**	13,022
		26,290,074	18,526,628	**68,071**	62,079

(a) Others included miscellaneous accruals for housing fund and other government surcharges.

The aging analysis of payables and accrued liabilities is as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
Less than six months	**20,162,555**	11,260,366	**68,071**	62,079
Six months to one year	**3,981,712**	4,766,400	**–**	–
More than one year	**2,145,807**	2,499,862	**–**	–
	26,290,074	18,526,628	**68,071**	62,079

(All amounts in RMB thousands unless otherwise stated)

20. SHORT-TERM BONDS – GROUP

On 19 July 2005, CUCL completed an offering of short-term bonds, consisting of two tranches, in the PRC interbank debenture market. The first tranche of the bonds was issued in an aggregate amount of RMB9.0 billion with a maturity period of 365 days and was repaid in July 2006. The second tranche of the bonds was issued in an aggregate amount of RMB1.0 billion with a maturity period of 180 days and was repaid in January 2006.

In March 2006, CUCL completed an offering of short-term bonds of RMB1.0 billion with a maturity period of 365 days. In July 2006, CUCL completed another offering of short-term bonds in an aggregate amount of RMB6.0 billion, consisting of three tranches of RMB2.0 billion each, with a maturity period of 180 days, 270 days and 365 days, respectively. The weighted average effective interest rate of these short-term bonds as at 31 December 2006 was 3.19% (2005: 2.89%).

21. SHORT-TERM BANK LOANS

Supplemental information with respect to short-term bank loans is as follows:

	The Group				
	Balance at year end	Weighted average interest rate at year end Per annum	Maximum amount outstanding during the year	Average amount outstanding during the year*	Weighted average interest rate during the year Per annum**
31 December 2006					
RMB denominated bank loans					
– secured	–				
– unsecured	–				
	–	–	5,302,661	2,651,331	4.34%
HKD denominated bank loans					
– unsecured	–	–	1,721,697	860,849	1.55%
	–				
31 December 2005					
RMB denominated bank loans					
– secured	1,000,000				
– unsecured	4,302,661				
	5,302,661	4.86%	10,046,495	6,767,046	4.86%
HKD denominated bank loans (Note (a))					
- unsecured	1,721,697	3.10%	1,761,748	1,209,342	2.00%
	7,024,358				

21. SHORT-TERM BANK LOANS (continued)

	The Company				
	Balance at year end	**Weighted average interest rate at year end Per annum**	**Maximum amount outstanding during the year**	**Average amount outstanding during the year***	**Weighted average interest rate during the year Per annum****
31 December 2006					
HKD denominated bank loans					
– unsecured	**–**	**–**	**1,721,697**	**860,849**	**1.55%**
31 December 2005					
HKD denominated bank loans (Note (a))					
– unsecured	1,721,697	3.10%	1,761,748	1,209,342	2.00%

Notes:

(a) As at 31 December 2005, HKD denominated short-term bank loans of approximately HK$1,665 million (equivalent to approximately RMB1,722 million) were borrowed by the Company to finance the working capital of the Group. The bank loans were repayable in 1 year and carried at interest rates from 0.22% to 0.25% over HIBOR per annum. The loan has been fully repaid in 2006.

(b) The carrying amounts of short-term loans approximated their fair value.

* The average amount outstanding is computed by dividing the total of outstanding principal balances as at 1 January and 31 December, as applicable, by 2.

** The weighted average interest rate is computed by dividing the total of weighted average interest rates as at 1 January and 31 December, as applicable, by 2.

(All amounts in RMB thousands unless otherwise stated)

22. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES – COMPANY

(a) Investments in subsidiaries

	The Company	
	2006	2005
Unlisted equity investments, at cost	**55,341,026**	55,341,026

As at 31 December 2006, the details of the Company's subsidiaries are as follows:

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held		Particular of issued share capital	Principal activities and place of operation
		Direct	Indirect		
China Unicom Corporation Limited	The PRC, 21 April 2000, limited liability company	100%	–	47,425,763	Telecommunications operation in the PRC
Unicom New World (BVI) Limited	British Virgin Islands, 5 November 2003, limited liability company	100%	–	11,000 shares, HKD1 each	Investment holding in BVI
China Unicom International Limited	Hong Kong, 24 May 2000, limited liability company	100%	–	100,000 shares, HKD1 each	Telecommunications service in Hong Kong
China Unicom USA Co.	USA, 24 May 2002, corporation	–	100%	USD10,000	Telecommunications service in USA
China Unicom (Macau) Company Limited	Macau, 15 October 2004, limited liability company	99%	1%	MOP 60,000,000	Telecommunications operation in Macau
Unicom Huasheng Telecommunications Technology Company Limited (i)	The PRC, 1 July 2005, limited liability company	–	99.5%	500,000	Sales of telecommunication products in the PRC

(i) On 1 July 2005, CUCL together with Unicom Xingye Science and Technology Trade Co. ("Unicom Xingye", a subsidiary of Unicom Group) set up Unicom Huasheng. The paid-in capital of Unicom Huasheng as of 31 December 2005 was RMB50 million, CUCL had contributed capital of RMB47.5 million, whereas the minority shareholder Unicom Xingye contributed the remaining capital of RMB2.5 million, thus CUCL effectively held 95% in the entire issued capital of Unicom Huasheng. In August 2006, CUCL increased its investment in Unicom Huasheng by RMB450 million, and the paid-in capital of Unicom Huasheng was then increased to RMB500 million. As at 31 December 2006, CUCL held 99.5% in the entire issued capital of Unicom Huasheng whereas Unicom Xingye held the remaining 0.5%.

22. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES – COMPANY

(continued)

(b) Loans to subsidiaries

(i) In October 2003, the Company and CUCL signed an agreement for a long-term unsecured loan of USD0.7 billion with terms similar to the long-term syndicated bank loan to finance the network construction of CUCL (Note 16(b)). The loan was split into 3 tranches (i) USD0.2 billion 3-year loan; (ii) USD0.3 billion 5-year loan and (iii) USD0.2 billion 7-year loan and carried an interest rate of 0.4%, 0.47% and 0.55% over US dollar LIBOR per annum, respectively. During 2006, CUCL has fully repaid the USD0.2 billion 3-year loan.

(ii) In September 2006, the Company and CUCL signed an agreement for a long-term unsecured loan of USD995 million. The loan is interest bearing at 5.67% per annum and wholly repayable in 2009.

(iii) In July 2006, the Company and Unicom Macau signed an agreement for a long-term loan facility of HKD60 million. The loan is unsecured, interest-free and repayable in 2008. As at 31 December 2006, Unicom Macau has utilised HKD29.3 million (equivalent to approximately RMB29.5 million).

(iv) The carrying amounts of loans to subsidiaries approximated their fair value.

(c) Amounts due to/from subsidiaries

The amounts due to/from subsidiaries, other than loans to subsidiaries as disclosed above, are unsecured, interest-free and repayable on demand.

(All amounts in RMB thousands unless otherwise stated)

23. REVENUE (TURNOVER) – GROUP

Revenue primarily comprises usage fees, monthly fees, interconnection revenue, leased line rental income, value-added services revenue and sales of telecommunications products earned by the Group. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry ("MII") and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to RMB2,285 million for the year ended 31 December 2006 (2005: RMB 2,166 million).

The major components of revenue are as follows:

	Note	**2006**	2005
GSM Business			
Usage fee	(a) (i)	**33,609,094**	32,077,305
Monthly fee	(b)	**7,370,440**	6,840,720
Interconnection revenue	(c)	**4,914,964**	3,466,067
Valued-added service revenue	(e)	**11,543,343**	7,966,629
Other revenue		**1,852,580**	1,784,807
Total GSM service revenue		**59,290,421**	52,135,528
CDMA Business			
Usage fee	(a) (i)	**14,695,758**	16,726,678
Monthly fee	(b)	**5,025,422**	4,905,538
Interconnection revenue	(c)	**1,732,360**	1,398,577
Valued-added service revenue	(e)	**5,314,118**	4,115,542
Other revenue		**525,484**	430,601
Total CDMA service revenue		**27,293,142**	27,576,936
Data and Internet Business			
Usage fee	(a) (ii)	**1,770,321**	2,540,574
Interconnection revenue	(c)	**92,140**	102,989
Leased lines rental	(d)	**473,708**	393,659
Other revenue		**39,147**	12,745
Total Data and Internet service revenue		**2,375,316**	3,049,967
Long Distance Business			
Usage fee	(a) (ii)	**64,337**	599,251
Interconnection revenue	(c)	**424,792**	434,577
Leased lines rental	(d)	**574,728**	489,969
Other revenue		**4,565**	776
Total Long Distance service revenue		**1,068,422**	1,524,573
Total service revenue		**90,027,301**	84,287,004
Sales of telecommunications products		**4,267,192**	2,761,827
Total revenue		**94,294,493**	87,048,831

23. REVENUE (TURNOVER) – GROUP (continued)

(a) Usage fees comprise:

(i) charges for incoming and outgoing calls made by cellular subscribers including charges for local calls, domestic direct dial ("DDD") and international direct dial ("IDD") as well as roaming fees for calls made by cellular subscribers outside their local service areas; and

(ii) charges for IP telephone calls, data and Internet services and fixed line long distance calls.

(b) Monthly fees represent fixed amounts charged to cellular subscribers on a monthly basis for maintaining their access to the related services.

(c) Interconnection revenue represents amounts received from other operators, including Unicom Group, for calls from their networks to the Group's networks. It also includes roaming-in fees received from other operators, including Unicom Group, for calls made by their subscribers using the Group's cellular networks (Notes 33.1(a) and 33.2(a)).

(d) Rental income represents rentals received for leasing of transmission lines and IRU to Unicom Group, business customers and other major telecommunications service operators in Mainland China. Other major telecommunications service operators include China Telecommunications Corporation and its subsidiaries, China Mobile Communications Corporation and its subsidiaries and China Network Communication Group Corporation and its subsidiaries. These entities are collectively referred to as "Domestic Carriers".

(e) Valued-added services revenue mainly represents revenue from the provision of services such as short message, cool ringtone, CDMA1X wireless data services and secretarial services to subscribers.

(All amounts in RMB thousands unless otherwise stated)

24. EXPENSES BY NATURE – GROUP

The following expenses are analysed by nature:

	Note	2006	2005
Depreciation on property, plant and equipment	6	**22,005,461**	19,931,501
Amortisation of other assets	8(d)	**417,351**	436,680
Total depreciation and amortisation		**22,422,812**	20,368,181
Amortisation of direct incremental costs for activating cellular subscribers	8(a)	**1,817,220**	1,582,282
Amortisation of customer acquisition costs of contractual CDMA subscribers	8(b)	**4,205,253**	5,947,631
Provision for doubtful debts:			
– GSM Business		**1,124,113**	867,154
– CDMA Business		**457,942**	458,161
– Data and Internet Business		**106,883**	139,327
– Long Distance Business		**52,827**	33,868
Total provision for doubtful debts	11	**1,741,765**	1,498,510
Write-down of inventories to net realisable value	10	**42,886**	20,392
Cost of inventories	10	**4,929,988**	3,575,316
Auditors' remuneration		**120,323**	59,884
Operating lease charges:			
– Leased lines		**685,093**	822,673
– CDMA network capacities	4.2(c)	**8,078,772**	7,924,644
– Others		**1,476,406**	1,157,518
Total operating lease expenses		**10,240,271**	9,904,835
Other expenses:			
– Repair and maintenance		**2,925,717**	2,397,501
– Travelling, entertainment and meeting		**779,220**	663,774
– Power and water charges		**2,652,960**	2,219,480
– Office expenses		**1,120,756**	986,502

24. EXPENSES BY NATURE – GROUP (continued)

	Note	2006	2005
Finance costs:			
– Interest on bank loans repayable over 5 years		**956**	18,033
– Interest on bank loans and bonds repayable within 5 years		**1,162,582**	1,955,231
– Interest element of finance lease		**28,633**	42,697
– Interest expense on convertible bonds	17	**193,123**	–
– Less: Amounts capitalised in construction-in-progress		**(422,797)**	(682,590)
Total interest expense		**962,497**	1,333,371
– Exchange gain, net		**(372,691)**	(273,647)
– Bank charges		**64,414**	39,597
Total finance costs		**654,220**	1,099,321

25. EMPLOYEE BENEFIT EXPENSES – GROUP

	Note	2006	2005
Employee benefit expenses:			
– Salaries and wages		**5,158,789**	4,268,004
– Contributions to defined contribution pension schemes	26	**474,831**	412,825
– Contributions to supplementary defined contribution pension schemes	26	**54,037**	58,222
– Monetary housing benefits	27	**35,528**	41,136
– Contributions to other housing fund	27	**286,253**	280,393
– Other housing benefits	27	**492,967**	447,315
– Share-based compensation	29	**146,294**	108,417
Total		**6,648,699**	5,616,312

(All amounts in RMB thousands unless otherwise stated)

25. EMPLOYEE BENEFIT EXPENSES – GROUP (continued)

25.1 Directors' and senior management's emoluments

The remuneration of every Directors for the year ended 31 December 2006 is set out below:

Name of Director	Note	Fees	Salaries and allowances	Bonuses paid and payable	Other benefits (a)	Contributions to pension schemes	Total
Chang Xiaobing		—	2,460	2,092	—	19	4,571
Shang Bing		—	2,152	1,632	968	19	4,771
Tong Jilu		—	1,742	1,291	968	19	4,020
Li Jianguo	(c)	—	1,038	738	965	15	2,756
Yang Xiaowei	(c)	—	1,038	738	895	15	2,686
Li Zhengmao	(c)	—	1,038	738	466	15	2,257
Li Gang	(c)	—	1,038	738	—	15	1,791
Zhang Junan	(c)	—	1,038	738	—	15	1,791
Lu Jianguo	(c)	247	—	—	1,278	—	1,525
Wu Jinglian		420	—	—	—	—	420
Shan Weijian		379	—	—	—	—	379
Cheung Wing Lam, Linus		400	—	—	—	—	400
Wong Wai Ming	(b)	390	—	—	—	—	390
Li Qiuhong	(d)	—	346	235	—	3	584
Lo Wing Yan, William	(e)	—	608	—	—	3	611
Ye Fengping	(e)	—	346	—	—	3	349
Liu Yunjie	(e)	81	—	—	—	—	81
Total		1,917	12,844	8,940	5,540	141	29,382

25. EMPLOYEE BENEFIT EXPENSES – GROUP (continued)

25.1 Directors' and senior management's emoluments (continued)

The remuneration of every Directors for the year ended 31 December 2005 is set out below:

Name of Director	Note	Fees	Salaries and allowances	Bonuses paid and payable	Other benefits (a)	Contributions to pension schemes	Total
Chang Xiaobing		–	2,525	1,669	–	19	4,213
Shang Bing		–	2,209	1,285	–	19	3,513
Tong Jilu		–	1,788	1,038	–	19	2,845
Li Qiuhong	(d)	–	672	335	–	6	1,013
Zhao Le	(f)	–	809	410	–	7	1,226
Lo Wing Yan, William	(e)	–	2,074	277	513	13	2,877
Ye Fengping	(e)	–	1,420	712	–	13	2,145
Liu Yunjie	(e)	316	–	–	–	–	316
Craig O. McCaw	(g)	114	–	–	–	–	114
Wu Jinglian		316	–	–	–	–	316
Shan Weijian		316	–	–	–	–	316
Cheung Wing Lam, Linus		316	–	–	–	–	316
Total		1,378	11,497	5,726	513	96	19,210

Note:

(a) Other benefits represent the difference between the amount which the directors obtain from a sale in the open market at the time of exercise of the options and the amount of the consideration paid for the shares during the year.

(b) Mr. Wong Wai Ming was appointed as independent non-executive director on 19 January 2006.

(c) Ms. Li Jianguo, Mr. Yang Xiaowei, Mr. Li Zhengmao, Mr. Li Gang and Mr. Zhang Junan were appointed as executive directors on 1 April 2006. Mr. Lu Jianguo was appointed as non-executive director on 1 April 2006.

(d) Mr. Li Qiuhong was appointed as executive director on 19 July 2005 and resigned on 1 April 2006.

(e) Mr. Lo Wing Yan, William, and Mr. Ye Fengping resigned as executive directors on 1 April 2006. Mr. Liu Yunjie resigned as non-executive director on 1 April 2006.

(f) Mr. Zhao Le resigned as executive director on 19 July 2005.

(g) Mr. Craig O. McCaw retired as independent non-executive director on 12 May 2005.

On 15 February 2006, 2,840,000 share options (2005: Nil) were granted to the then existing Directors and 3,000,000 share options (2005: Nil) were granted to management who were later appointed as Directors of the Company. No directors waived the right to receive emoluments during the year. (2005: Nil)

During 2006 and 2005, the Company did not incur any payment to any director for loss of office or as inducement to any director to join the Company.

(All amounts in RMB thousands unless otherwise stated)

25. EMPLOYEE BENEFIT EXPENSES – GROUP (continued)

25.2 Five highest paid individuals

Of the highest paid individuals in 2006, three (2005: five) are existing directors of the Company whose emoluments are included in Note 25.1. The emoluments of the remaining highest paid individuals, one is a past director and one is an employee, falls within the band from RMB2.5 million to RMB3.0 million and RMB3.5 million to RMB4.0 million, respectively. Their aggregate emoluments are set out below:

	2006	2005
Salaries and allowances	**2,076**	–
Bonuses paid and payable	**1,420**	–
Other benefits (Note 25.1(a))	**3,011**	–
Contributions to pension schemes	**24**	–
	6,531	–

26. RETIREMENT BENEFITS – GROUP

Full time employees in Mainland China are covered by a state-sponsored defined contribution pension scheme under which the employees are entitled to an annual pension equal to a fixed proportion of their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make defined contributions to the pension scheme at the rate of 19% of the employees' basic salaries for the year ended 31 December 2006 (2005: 19%). Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions.

In addition, effective from 11 August 1998, a supplementary defined contribution pension plan managed by an independent insurance company was established. Under this plan, the Group makes a monthly defined contribution of 2% to 16% (2005: 2% to 16%) of the monthly salary of the relevant employees. There were no vested benefits attributable to past services upon adoption of the plan.

Retirement benefits charged to the income statement are as follows:

	2006	2005
Contributions to defined contribution pension schemes	**474,831**	412,825
Contributions to supplementary defined contribution pension schemes	**54,037**	58,222

27. HOUSING BENEFITS – GROUP

Under housing reform schemes in accordance with government regulations at the provincial level in Mainland China, the Group provided benefits to certain qualified employees to enable them to purchase living quarters at a discount. For GSM Business, certain of these living quarters were provided by Unicom Group and the related benefits were not charged to the Group. Housing benefits which were not charged to the Group amounted to approximately RMB14.9 million for 2006 (2005: RMB14.9 million).

In addition, full time employees in Mainland China are entitled to participate in a state-sponsored housing fund. The fund can be used for the construction of living quarters or may be withdrawn upon the retirement of the employees. The Group is required to make annual contributions to the housing fund at a rate of 10% (2005: 10%) of the employees' basic salaries.

According to the central government policy on housing reform based on a State Council circular issued in 1998, monetary housing subsidies in the form of special cash payments are to be made by certain Mainland China enterprises to their employees in order to enable them to purchase living quarters. Under this general policy, enterprises are allowed to establish their own housing reform schemes taking into consideration the actual financial capability of the enterprises.

The Group finalised its monetary housing benefit scheme as a special employee incentive scheme for all qualified employees in 2001. According to the scheme, the total amount of monetary housing benefit for each employee is determined based on the working age of the employee and the property market price prevailing in the relevant location. The total monetary housing benefit is divided into three annual payments in the proportion of 40%, 30% and 30% respectively. In order to be included in the incentive scheme, employees are required to sign a service contract with a minimum service period. The employees will be entitled to the first 40% payment only when the following criteria are met:

(i) the provincial branch in which the employees are working has achieved the annual performance budget set by head office management; and

(ii) the employees continue to be under the employment of the Group at the time of the payment.

Similarly, the employees will only be entitled to the second and then the third annual payments when and only when the above two conditions are also fulfilled in subsequent years.

For the years ended 31 December 2006 and 2005, certain provinces achieved the annual performance budget and were thus approved by management to distribute and pay out such monetary housing benefits. The provision for special monetary housing benefits for qualified employees of these provinces for the years ended 31 December 2006 and 2005 amounted to approximately RMB36 million and RMB41 million, respectively, based on the aforementioned distribution plan. The remaining provinces were not entitled to the special monetary housing benefits in 2006 since they did not achieve their annual performance budget in 2006 and accordingly, no provision for such benefits was made.

The expenses incurred by the Group in relation to the housing benefits described above are as follows:

	2006	2005
Special monetary housing benefits	**35,528**	41,136
Contributions to other housing fund	**286,253**	280,393
Other housing benefits	**492,967**	447,315
	814,748	768,844

(All amounts in RMB thousands unless otherwise stated)

28. PROFITS ATTRIBUTABLE TO EQUITY HOLDERS

(a) CUCL has registered as foreign investment enterprises in the PRC. In accordance with the Articles of Association of CUCL, it is required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from profit after tax and minority interests but before dividend distribution.

CUCL is required to allocate at least 10% of its profit after tax and minority interests determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

CUCL appropriated approximately RMB584 million (2005: RMB463 million) to the general reserve fund for the year ended 31 December 2006.

Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and are not distributable as cash dividends. Under HKFRS, the appropriations to the staff bonus and welfare fund will be charged to the income statement as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended 31 December 2006 and 2005, no appropriation to staff bonus and welfare fund has been made.

(b) For the year ended 31 December 2006, profit attributable to equity holders included a profit of approximately RMB659 million (2005: profit of RMB3,130 million) which has been dealt with in the financial statements of the Company. As at 31 December 2006, the amount of distributable reserves to equity holders of the Company amounted to approximately RMB2,368 million (2005: RMB3,093 million).

29. SHARE OPTION SCHEME

The Company adopted a share option scheme (the "Share Option Scheme") and a fixed award pre-global offering share options scheme ("Pre-Global Offering Share Option Scheme") on 1 June 2000 for the granting of share options to qualified employees, with terms amended on 13 May 2002 to comply with the requirements set out in the Chapter 17 to the Rules Governing the Listing of Securities on SEHK.

All of the share options granted are governed by the amended terms of the Share Option Scheme and Pre-Global Offering Share Option Scheme as mentioned below.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	The Company			
	2006		2005	
	Average exercise price in HKD per share	**Number of share options involved**	Average exercise price in HKD per share	Number of share options involved
Balance, beginning of year	**6.51**	**257,602,000**	6.45	274,063,400
Granted	**6.35**	**167,466,000**	—	—
Forfeited	**6.92**	**(4,088,000)**	7.15	(5,688,200)
Exercised	**4.95**	**(106,724,000)**	4.60	(10,773,200)
Balance, end of year	**6.95**	**314,256,000**	6.51	257,602,000

Employee share options exercised for the year ended 31 December 2006 resulted in 106,724,000 shares being issued (2005: 10,773,200 shares), with exercise proceeds of approximately RMB535 million (2005: RMB52 million).

As at 31 December 2006, out of the 314,256,000 outstanding share options (2005: 257,602,000), 115,683,600 share options (2005: 162,981,160) were exercisable, and the weighted average exercise price was HKD8.09 (2005: HKD7.12).

(All amounts in RMB thousands unless otherwise stated)

29. SHARE OPTION SCHEME (continued)

As at 31 December 2006, information of outstanding share options is summarised as follows:

Date of options grant	The period during which an option may be exercised	The price per share to be paid on exercise of options	**Number of share options outstanding as at 31 December 2006**	Number of share options outstanding as at 31 December 2005
Share options granted under the Pre-Global Offering Share Option Scheme:				
22 June 2000 (a)	22 June 2002 to 21 June 2010	HKD15.42	**24,178,000**	24,309,600
Share options granted under the Share Option Scheme:				
30 June 2001 (b)	30 June 2001 to 22 June 2010	HKD15.42	**6,292,000**	6,508,000
10 July 2002 (c)	10 July 2003 to 9 July 2008	HKD6.18	**11,540,400**	25,012,800
21 May 2003 (d)	21 May 2004 to 20 May 2009	HKD4.30	**25,611,600**	91,381,600
30 May 2003 (d)	21 May 2004 to 20 May 2009	HKD4.66	**–**	212,000
20 July 2004 (e)	20 July 2005 to 19 July 2010	HKD5.92	**80,224,000**	109,524,000
21 December 2004 (f)	21 December 2005 to 20 December 2010	HKD6.20	**654,000**	654,000
15 February 2006 (g)	15 February 2008 to 14 February 2012	HKD6.35	**165,756,000**	–
			314,256,000	257,602,000

29. SHARE OPTION SCHEME (continued)

(a) Pursuant to the resolution passed by the Board of Directors in June 2000, a total of the 27,116,600 share options were granted on 22 June 2000 to the senior management, including directors, and certain other employees (which represent, on their full exercise, 27,116,600 shares of the Company) under the fixed award Pre-Global Offering Share Option Scheme adopted by the Company on 1 June 2000 in the following terms:

(i) the exercise price is equivalent to the share issue price of the Global Offering of HKD15.42 per share (excluding the brokerage fee and SEHK transaction levy); and

(ii) the share options are vested and exercisable after 2 years from the grant date and expire 10 years from the date of grant.

No further option can be granted under the Pre-Global Offering Option Scheme.

The Pre-Global Offering Option Scheme had been amended in conjunction with the amended terms of the Share Option Scheme on 13 May 2002. Apart from the above two terms, the principal terms are the same as the amended Share Option Scheme in all material aspects.

(b) On 1 June 2000, the Company adopted the Share Option Scheme pursuant to which the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up share options to subscribe for shares up to a maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme as described above) equal to 10% of the total issued share capital of the Company. Pursuant to the Share Option Scheme, the nominal consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

(i) the nominal value of a share; and

(ii) 80% of the average of the closing prices of shares on the SEHK on the five trading days immediately preceding the date of grant of the option on which there were dealings in the shares on the SEHK.

The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than 10 years from 22 June 2000. According to a resolution of the Board of Directors in June 2001, the Company has granted 6,724,000 share options under the Share Option Scheme which represent, on their full exercise, 6,724,000 shares to certain employees of the Group in the following terms:

(i) the price of a share payable by a participant upon the exercise of an option shall be HKD15.42 (excluding the brokerage fee and SEHK transaction levy); and

(ii) the share options are vested on the date of grant and exercisable from the date of grant to 22 June 2010.

(All amounts in RMB thousands unless otherwise stated)

29. SHARE OPTION SCHEME (continued)

The terms of the Share Option Scheme were amended on 13 May 2002 to comply with the requirements set out in the Chapter 17 of the Listing Rules which came into effect on 1 September 2001 with the following major amendments:

(i) share option may be granted to employees including executive directors of the Group or any of the non-executive directors;

(ii) the option period commences on a day after the date on which an option is offered but not later than 10 years from the offer date; and

(iii) minimum subscription price shall not be less than the higher of:

- the nominal value of the shares;
- the closing price of the shares of the stock exchange as stated in the stock exchange's quotation sheets on the offer date in respect of the share options; and
- the average closing price of the shares on the stock exchange's quotation sheets for the five trading days immediately preceding the offer date.

(c) Pursuant to the resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 10 July 2002, a total of 36,028,000 share options were granted to eligible individuals including directors, independent non-executive directors, and the non-executive directors of the Company under the amended Share Option Scheme in the following terms:

(i) aggregate of 2,802,000 share options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii) the exercise price per share option is HKD6.18; and

(iii) the vesting dates and exercisable periods of the share options are as follows:

Vesting dates	Exercisable periods	Portions
10 July 2003	10 July 2003 to 9 July 2008	40%
10 July 2004	10 July 2004 to 9 July 2008	30%
10 July 2005	10 July 2005 to 9 July 2008	30%

28. SHARE OPTION SCHEME (continued)

(d) Pursuant to the resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 21 May 2003 and 30 May 2003, a total of 105,590,000 share options and 366,000 share options were granted to eligible individuals (including directors, independent non-executive directors, non-executive directors, middle to senior management of the Group) respectively, under the amended Share Option Scheme in the following terms:

(i) an aggregate of 2,772,000 share options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii) the exercise prices per share option are HKD4.30 and HKD4.66, respectively; and

(iii) the vesting dates and exercisable periods of the share options are as follows:

Vesting dates	Exercisable periods	Portions
21 May 2004	21 May 2004 to 20 May 2009	40%
21 May 2005	21 May 2005 to 20 May 2009	30%
21 May 2006	21 May 2006 to 20 May 2009	30%

(e) Pursuant to the resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 20 July 2004, a total of 112,668,000 share options were granted to eligible individuals (including directors, independent non-executive directors, non-executive directors, middle to senior management of the Group, under the amended Share Option Scheme in the following terms:

(i) an aggregate of 3,366,000 share options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii) the exercise price per share option is HKD5.92; and

(iii) the vesting dates and exercisable periods of the share options are as follows:

Vesting dates	Exercisable periods	Portions
20 July 2005	20 July 2005 to 19 July 2010	40%
20 July 2006	20 July 2006 to 19 July 2010	30%
20 July 2007	20 July 2007 to 19 July 2010	30%

(All amounts in RMB thousands unless otherwise stated)

29. SHARE OPTION SCHEME (continued)

(f) Pursuant to the resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 21 December 2004, a total of 654,000 share options were granted to the executive directors of the Company, under the amended Share Option Scheme in the following terms:

(i) the exercise price per share option is HKD6.20; and

(ii) the vesting dates and exercisable periods of the share options are as follows:

Vesting dates	Exercisable periods	Portions
21 December 2005	21 December 2005 to 20 December 2010	40%
21 December 2006	21 December 2006 to 20 December 2010	30%
21 December 2007	21 December 2007 to 20 December 2010	30%

(g) Pursuant to the resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 15 February 2006, a total of 167,466,000 share options were granted to eligible individuals (including directors and middle to senior management of the Group) under the amended Share Option Scheme in the following terms:

(i) this grant comprises basic and conditional portions. The criterion for the exercise of the conditional portion of share options are based on the achievement of revenue and profit targets of the 2006 budget of the Company and respective provincial branches. Under this scheme, out of the total of 167,446,000 share options granted, 37,762,000 share options were granted with performance conditions;

(ii) an aggregate of 2,840,000 share options were granted to the then executive directors of the Company;

(iii) the exercise price per share option is HKD6.35; and

(iv) the vesting dates and exercisable periods of the share options are as follows:

Vesting dates	Exercisable periods	Portions
15 February 2008	15 February 2008 to 14 February 2012	50%
15 February 2009	15 February 2009 to 14 February 2012	50%

29. SHARE OPTION SCHEME (continued)

The Group recognised share-based employee compensation costs based on the estimated fair value of share options at the grant date by using the Black-Scholes valuation model. Because the Black-Scholes valuation model requires the input of subjective assumptions, including the volatility of share price, change in subjective input assumptions can materially affect the fair value estimate. Accordingly, the fair value of share options granted under the above scheme in 2006 was HKD2.10 per option. The significant assumptions used was the closing price of HKD6.35 at the grant date, exercise price of HKD6.35 per share, volatility of 39%, expected life of share options of 5 years, expected dividend payout rate of 2% and annual risk-free interest rate of 4%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last 5 years.

For the year ended 31 December 2006, employee share-based compensation costs amortised over the vesting periods of the share options amounted to approximately RMB146 million (2005: RMB108 million).

(h) Details of share options exercised during 2006 and 2005 are as follows:

For the year ended 31 December 2006:

Grant date	Exercise price HKD	Weighted average closing price per share at respective days immediately before the exercise of options HKD	Proceeds received HKD	Number of shares involved
10 July 2002	6.18	8.82	81,180,480	13,136,000
21 May 2003	4.30	8.35	282,742,200	65,754,000
30 May 2003	4.66	8.51	986,860	212,000
20 July 2004	5.92	8.80	163,522,240	27,622,000
			528,431,780	106,724,000

(All amounts in RMB thousands unless otherwise stated)

29. SHARE OPTION SCHEME (continued)

For the year ended 31 December 2005:

Grant date	Exercise price HKD	Weighted average closing price per share at respective days immediately before the exercise of options HKD	Proceeds received HKD	Number of shares involved
10 July 2002	6.18	7.69	5,821,560	942,000
21 May 2003	4.30	7.76	37,793,560	8,789,200
30 May 2003	4.66	7.80	716,870	154,000
20 July 2004	5.92	6.90	5,256,960	888,000
			49,588,950	10,773,200

30. EARNINGS PER SHARE

Earnings per Share and ADS:

Basic earnings per share for the years ended 31 December 2006 and 2005 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended 31 December 2006 and 2005 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue during the years, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme and (iii) the Convertible Bonds. The potential ordinary shares which are not dilutive mainly arose from share options granted under the amended Pre-Global Offering Share Option Scheme and the Convertible Bonds and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.

	2006			2005		
	Profit attributable to equity holders RMB'000	**Shares In thousands**	**Per share amount RMB**	Profit attributable to equity holders RMB'000	Shares In thousands	Per share amount RMB
Basic earnings	**3,731,824**	**12,599,018**	**0.296**	4,931,052	12,570,398	0.392
Effect of conversion of share options	**–**	**50,288**		–	37,078	
Diluted earnings	**3,731,824**	**12,649,306**	**0.295**	4,931,052	12,607,476	0.391

Basic and diluted earnings per ADS have been computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

30. EARNINGS PER SHARE (continued)

To enable an investor to better understand the Group's results, below is a table reconciling earnings per share to adjusted earnings per share, excluding the unrealised loss on changes in fair value of derivative component of Convertible Bonds that is not considered to be an indicator of the Group's operating performance in 2006.

	2006	2005
Profit attributable to equity holders	**3,731,824**	4,931,052
Adjustments for:		
Unrealised loss on changes in fair value of derivative component of Convertible Bonds	**2,396,592**	–
Profit attributable to equity holders (excluding unrealised loss on changes in fair value of derivative component of Convertible Bonds)	**6,128,416**	4,931,052
Adjusted basic earnings per share (excluding unrealised loss on changes in fair value of derivative component of Convertible Bonds) (RMB)	**0.486**	0.392
Adjusted diluted earning per share (excluding unrealised loss on changes in fair value of derivative component of Convertible Bonds) (RMB)	**0.484**	0.391

(All amounts in RMB thousands unless otherwise stated)

31. DIVIDENDS

At the annual general meeting held on 12 May 2006, the shareholders of the Company approved the payment of a final dividend of RMB0.11 per ordinary share for the year ended 31 December 2005 totaling approximately RMB1.4 billion which has been reflected as an appropriation of retained profits for 2006. As at 31 December 2006, such dividends have been fully paid by the Company.

At a meeting held on 29 March 2007, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.18 per ordinary share to the shareholders for the year ended 31 December 2006 totaling approximately RMB2.3 billion. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2006, but will be reflected as an appropriation of retained profits in the financial statements for the year ending 31 December 2007.

	2006	2005
Proposed final dividend of RMB0.18 (2005: RMB0.11) per ordinary share	**2,282,578**	1,383,169

32. FAIR VALUE OF FINANCIAL INSTRUMENTS – GROUP

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits, accounts receivable, amounts due from related parties and Domestic Carriers. Financial liabilities of the Group mainly include payables and accrued liabilities, bank loans, convertible bonds, short-term bonds, lease payables and amounts due to related parties and Domestic Carriers.

Cash and cash equivalents and short-term bank deposits denominated in foreign currencies, as summarised below, have been translated to RMB at the applicable rates quoted by the People's Bank of China as at 31 December 2006.

	The Group					
	2006			2005		
	Original currency '000	**Exchange rate**	**RMB equivalent RMB'000**	Original currency '000	Exchange rate	RMB equivalent RMB'000
Cash and cash equivalents:						
– denominated in HK dollars	**651,551**	**1.00**	**654,613**	45,791	1.04	47,636
– denominated in US dollars	**478,397**	**7.81**	**3,735,659**	83,023	8.07	670,010
– denominated in MOP	**–**	**0.98**	**–**	92	1.01	93
– denominated in EURO	**1,700**	**10.27**	**17,457**	87	9.90	861
Sub-total			**4,407,729**			718,600
Short-term bank deposits:						
– denominated in HK dollars	**13,000**	**1.00**	**13,060**	–	1.04	–
– denominated in US dollars	**22,333**	**7.81**	**174,389**	35,000	8.07	282,457
Sub-total			**187,449**			282,457
Total			**4,595,178**			1,001,057

(All amounts in RMB thousands unless otherwise stated)

32. FAIR VALUE OF FINANCIAL INSTRUMENTS – GROUP (continued)

	The Company					
	2006			2005		
	Original currency '000	**Exchange rate**	**RMB equivalent RMB'000**	Original currency '000	Exchange rate	RMB equivalent RMB'000
Cash and cash equivalents:						
– denominated in HK dollars	**624,847**	**1.00**	**627,765**	36,695	1.04	38,163
– denominated in US dollars	**37,424**	**7.81**	**292,236**	32,412	8.07	261,581
Sub-total			**920,001**			299,744
Short-term bank deposits:						
– denominated in HK dollars	**13,000**	**1.00**	**13,060**	–	1.04	–
– denominated in US dollars	**22,333**	**7.81**	**174,389**	10,000	8.07	80,702
Sub-total			**187,449**			80,702
Total			**1,107,450**			380,446

The Group did not have and does not believe it will have any difficulty in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People's Bank of China. The carrying amounts of the Group's cash and cash equivalents, short-term bank deposits, other current financial assets and liabilities approximated their fair values as at 31 December 2006 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payables which are all subject to normal trade credit terms approximated their fair values.

The derivative component of the convertible bonds is carried at fair value with any changes in fair value reflected through profit or loss in the period when such changes occur. The liability component of convertible bonds is carried at amortised cost, which approximates their fair values (Note 17).

The carrying amounts of long-term bank loans approximated their fair values based on prevailing market borrowing rates available for comparable bank loans with similar terms and maturities.

33. RELATED PARTY TRANSACTIONS – GROUP

Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. State-owned enterprises and their subsidiaries, in addition to Unicom Group, directly or indirectly controlled by the PRC government are also considered to be related parties of the Group. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The PRC government also controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers. Management considers other state-owned enterprises that have other material transactions with the Group include other telecommunications service operators, equipment vendors, construction vendors, and state-owned banks in the PRC. Management believes that meaningful information relative to related party transactions has been adequately disclosed below.

The Group's telecommunications networks depend, in large part, on interconnection with the public switched telephone network and on transmission lines leased from other Domestic Carriers.

33.1 Unicom Group and its subsidiaries

The table set forth below summarises the names of significant related parties (excluding Domestic Carriers and other major state-owned enterprises which are summarised in Note 33.2 and 33.3 respectively) and nature of relationship with the Group as at 31 December 2006:

Name of related parties	Nature of relationship with the Company
China United Telecommunications Corporation ("Unicom Group")	Ultimate holding company
Unicom NewSpace Co., Ltd. ("Unicom NewSpace")	A subsidiary of Unicom Group
Unicom Xingye Science and Technology Trade Co., Ltd. ("Unicom Xingye")	A subsidiary of Unicom Group
Beijing Unicom Xingye Science and Technology Company Limited ("Beijing Xingye")	A subsidiary of Unicom Group
Unicom Import and Export Company Limited (" Unicom I/E Co")	A subsidiary of Unicom Group
Unicom New Horizon Mobile Telecommunications Corporation Limited ("New Horizon")	A subsidiary of Unicom Group
Unicom New Guoxin Telecommunications Corporation Limited ("New Guoxin")	A subsidiary of Unicom Group
China Information Technology Designing & Consulting Institute ("CITDCI")(Newly became a wholly-owned subsidiary of Unicom Group in December 2006)	A subsidiary of Unicom Group
UNISK (Beijing) Information Technology Co., Ltd. ("UNISK")	A joint venture company of Unicom Group

(All amounts in RMB thousands unless otherwise stated)

33. RELATED PARTY TRANSACTIONS – GROUP (continued)

33.1 Unicom Group and its subsidiaries (continued)

(a) Transactions with Unicom Group and its subsidiaries

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors' opinion, these transactions were carried out in the ordinary course of business.

	Note	2006	2005
Transactions with Unicom Group and its subsidiaries:			
Interconnection and roaming revenues	(i), (iii)	**212,178**	207,526
Interconnection and roaming charges	(ii), (iii)	**59,125**	57,902
Rental income for premises and facilities	(iv)	**16,257**	18,662
Charge for operator-based value-added services by New Guoxin	(v)	**365,076**	412,549
Charge for customer services by New Guoxin	(vi)	**675,373**	562,003
Agency fee incurred for subscriber development services by New Guoxin	(vii)	**58,982**	15,312
CDMA network capacity lease rental	(viii)	**8,078,772**	7,924,644
Constructed capacity related cost of CDMA network	(ix)	**167,367**	176,130
Sales of CDMA handsets	(x)	**84,190**	2,921
Charges for cellular subscriber value-added services by UNISK and Unicom NewSpace	(xi)	**45,618**	28,418
Rental charges for premises, equipment and facilities	(xii)	**27,931**	21,059
Charges for the international gateway services	(xiii)	**17,143**	19,797
Charges for leasing of satellite transmission capacity	(xiv)	**–**	11,794
Revenue for leasing of transmission line capacity	(xv)	**17,682**	25,841
Purchase of telephone cards	(xvi)	**702,409**	671,715
Agency fee incurred for procurement of telecommunications equipment	(xvii)	**13,148**	15,791

33. RELATED PARTY TRANSACTIONS – GROUP (continued)

33.1 Unicom Group and its subsidiaries (continued)

(a) Transactions with Unicom Group and its subsidiaries (continued)

(i) Interconnection revenues represent the amounts received or receivable from Unicom Group for calls from its networks to the Group's networks. Roaming revenues represent revenue from calls made by Unicom Group's subscribers using the Group's networks.

(ii) Interconnection charges are for calls made from the Group's networks to Unicom Group's networks. Roaming expenses represent expenses for calls made by the Group's subscribers using Unicom Group's networks.

(iii) Interconnection settlement between Unicom Group's network and the Group's network is based on standards established from time to time by the MII. In the case of calls between cellular subscribers in different provinces, settlement is based on either the standards established by the MII or an internal settlement arrangement applied by Unicom Group based on their respective internal costs of providing this service. Also, charges for roaming services between the Group and Unicom Group are based on the respective internal costs of providing these services.

(iv) Pursuant to the premises leasing agreement signed between the Group and New Guoxin in 2005 (the "2005 Guoxin Premises Leasing Agreement"), the Group agreed to provide premises to New Guoxin. The rental amount is based on the higher of depreciation costs and market price for similar premises in that locality.

(v) Pursuant to the agreement signed between the Group and New Guoxin in 2005 (the "2005 Comprehensive Operator Services Agreement"), the Group shall retain 40% of the actually received revenue generated from the value-added services provided by New Guoxin to the Group's subscribers and allocate 60% of such revenue to New Guoxin. The settlement should be made among branches of the Group and New Guoxin respectively.

(vi) Pursuant to the 2005 Comprehensive Operator Services Agreement, New Guoxin provides business inquiries, tariff inquiries, account maintenance, complaints handling, and customer interview and subscriber retention services to the Group's customers. The service fee payable by the Group shall be calculated on the basis of the customer service costs plus a profit margin, which shall not exceed 10%. The customer service costs were determined by the actual cost per operator seat and the number of effective operator seats.

(All amounts in RMB thousands unless otherwise stated)

33. RELATED PARTY TRANSACTIONS – GROUP (continued)

33.1 Unicom Group and its subsidiaries (continued)

(a) Transactions with Unicom Group and its subsidiaries (continued)

(vii) Pursuant to the 2005 Comprehensive Operator Services Agreement, New Guoxin provides subscriber development services to the Group through telephone or other channels by utilising its own network, equipment and operators. The agency fee chargeable to the Group does not exceed the average of agency fees chargeable by any independent third party agent in the same region.

(viii) Pursuant to the 2005 CDMA Lease Agreement entered among CUCL, Unicom Group and Unicom New Horizon, Unicom New Horizon agreed to lease the capacity of CDMA network to CUCL. Details please refer to Note 4.2(c).

(ix) Pursuant to the 2005 CDMA Lease Agreement, the constructed capacity related costs in connection with the CDMA network capacity used by the Group, including the rentals for the exchange centers and the base stations, water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as the maintenance costs of a non-capital nature, are charged to the Group as part of the 2005 CDMA Lease Agreement. The proportion of the constructed capacity related costs to be borne by the Group shall be calculated on a monthly basis by reference to the actual number of cumulative CDMA subscribers of the Group at the end of the month prior to the occurrence of the costs divided by 90%, as a percentage of the total capacity available on the CDMA network.

(x) Pursuant to the framework agreement for the procurement of CDMA mobile handsets entered between the Guizhou branch of Unicom Huasheng and the Guizhou branch of Unicom Group on 19 December 2006, the Guizhou branch of Unicom Huasheng agreed to sell CDMA mobile handsets to the Guizhou branch of Unicom Group from 1 January 2006 to 31 December 2008. The selling price of the CDMA mobile handsets are determined based on the factors including without limitation on the cost of handsets acquired by the Guizhou branch of Unicom Huasheng for sale and the cost in distributing those handsets to recipients designated by the Guizhou branch of Unicom Group.

(xi) Pursuant to the Cellular Subscriber Value-Added Services Agreements (the "Agreements") entered among CUCL, UNISK and Unicom NewSpace respectively in March 2004, CUCL agreed to provide its telecommunications channel and network subscriber resources to UNISK and Unicom NewSpace, enable them to provide value-added services to subscribers through CUCL's cellular telecommunications network and data platform. The Agreements also stipulate that the content service fees paid by subscribers for using UNISK's or Unicom NewSpace's value-added services are shared between CUCL and UNISK, or CUCL and Unicom NewSpace based on an agreed proportion. The content service fees are collected from subscribers by CUCL and the relevant portion is paid to UNISK and Unicom NewSpace on a regular basis.

33. RELATED PARTY TRANSACTIONS – GROUP (continued)

33.1 Unicom Group and its subsidiaries (continued)

(a) Transactions with Unicom Group and its subsidiaries (continued)

(xii) CUCL signed service agreements with Unicom Group to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of depreciation costs and market rates.

(xiii) Charges for international gateway services represent the amounts paid or payable to Unicom Group for international gateway services provided for the Group's international long distance networks. The charge for this service is based on the cost of operation and maintenance of the international gateway facilities incurred by Unicom Group, including depreciation, together with a margin of 10% over cost.

(xiv) Satellite transmission capacity leasing fees represented the amounts paid or payable to Unicom NewSpace for the use of satellite transmission capacity. The charges were based on the MII regulations then in effect less the applicable discount up to 10% as agreed with Unicom NewSpace. The leasing agreement was terminated at the end of year 2005.

(xv) Unicom Group leases transmission line capacity from the Group in accordance with the relevant provision of the services agreement. Revenue for leasing of transmission line capacity is based on tariffs stipulated by MII from time to time less a discount of up to 10%.

(xvi) The Group signed a service agreement with Unicom Group to purchase telephone cards from Unicom Group (to be imported by Unicom Xingye) at cost plus a margin to be agreed from time to time, but not to exceed 20%, and subject to appropriate volume discounts.

(xvii) The Group signed a service agreement with Unicom I/E Co., in which Unicom I/E Co. agreed to provide equipment procurement services to the Group. Unicom I/E Co. charges the Group 0.55% (for contract up to an amount of USD30 million (inclusive)) and 0.35% (for contract with an amount of more than USD30 million) of the value of imported equipment, and 0.25% (for contract up to an amount of RMB200 million (inclusive)) and 0.I5% (for contract with an amount of more than RMB200 million) of the value of domestic equipment for such services.

(All amounts in RMB thousands unless otherwise stated)

33. RELATED PARTY TRANSACTIONS – GROUP (continued)

33.1 Unicom Group and its subsidiaries (continued)

(a) Transactions with Unicom Group and its subsidiaries (continued)

(xviii) In 2006, State-owned Assets Supervision and Administration Commission of the State Council ("SASAC") transferred 100% equity interest in CITDCI to Unicom Group, CITDCI became a wholly-owned subsidiary of Unicom Group effective from 28 December 2006 upon obtaining relevant approvals from the government authorities. Accordingly, CUCL entered into a new agreement, "2006 Comprehensive Services Agreement" with Unicom Group and CITDCI on 26 October 2006, in which CITDCI agreed to provide engineering design and technical services to the Group based on the pricing terms agreed among CUCL, Unicom Group and CITDCI. The service fee standards for the engineering design and technical services are determined based on standards promulgated by the relevant government authorities. In addition, such prices shall not be higher than those adopted by an independent third party providing services in the same industry.

(xix) Unicom Group is the registered proprietor of the "Unicom" trademark in English and the trademark bearing the "Unicom" logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement entered into between Unicom Group and CUCL, CUCL and its affiliates are granted the right to use these trademarks on a royalty free basis for an initial period of 5 years, renewable at CUCL's option.

33. RELATED PARTY TRANSACTIONS – GROUP (continued)

33.1 Unicom Group and its subsidiaries (continued)

(b) Amounts due from and to related parties/Unicom Group

Amounts due from and to related parties or Unicom Group and its subsidiaries are unsecured, interest free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group or its subsidiaries as described in (a) above.

(c) Amount due to/ (from) Unicom Group

	The Group	
	2006	2005
Due to/(from) Unicom Group, beginning of year	**38,094**	(61,401)
Interconnection and roaming revenues	**(212,178)**	(207,526)
Interconnection and roaming charges	**59,125**	57,902
Revenue for leasing of transmission line capacity, premises and facilities	**(17,682)**	(25,841)
Rental charges for premises, equipment and facilities	**27,931**	21,059
Charges for the international gateway services	**17,143**	19,797
Leasing of satellite transmission capacity	**—**	11,794
Net receipt during the year	**132,648**	222,310
Due to Unicom Group, end of year	**45,081**	38,094

(All amounts in RMB thousands unless otherwise stated)

33. RELATED PARTY TRANSACTIONS – GROUP (continued)

33.1 Unicom Group and its subsidiaries (continued)

(d) Renewal of continuing connected transactions in 2006 year-end

The significant related party transactions disclosed in (a) above between the Group and Unicom Group and its subsidiaries had expired by 31 December 2006. On 26 October 2006, CUCL entered into the new agreements, "2006 Comprehensive Services Agreement" and "2006 CDMA Lease Agreement", with Unicom Group and Unicom New Horizon to continue to carry out the related party transactions. The new agreements have been approved by the minority shareholders of the Company on 1 December 2006, and become effective from 1 January 2007. Major changes of the key terms between the new agreements and the previous agreements are set out as follows:

- 2006 CDMA Lease Agreement

  Pursuant to 2006 CDMA Lease Agreement, the CDMA lease has an initial term of one year. The lease fee has been determined based on the same pricing mechanism as under the 2005 CDMA Lease Agreement, but with a conditional increase in the lease fee of 1% from 30% to 31% if the audited CDMA profit before taxation of CUCL for the relevant year is not less than the audited CDMA profit before taxation of CUCL for the year 2006 as set out in the relevant annual audited financial statements. The key terms of 2006 CDMA Lease Agreement are disclosed in Note 4.2(c).

- 2006 Comprehensive Services Agreement

  Pursuant to 2006 Comprehensive Services Agreement, the customer service fees payable shall be calculated on the same basis as under previous agreements, except Guangdong has been added as one of the economically developed metropolises in determining the cost per operator seat.

Details of the new agreements have already been set forth in the shareholders circular "Continuing Connected Transactions" of the Company issued on 10 November 2006.

33. RELATED PARTY TRANSACTIONS – GROUP (continued)

33.2 Domestic Carriers

(a) Transactions with Domestic Carriers

The following is a summary of significant transactions with Domestic Carriers in the ordinary course of business:

		The Group	
	Note	**2006**	2005
Interconnection revenue	(i)	**5,460,211**	3,964,977
Interconnection charges	(i)	**9,118,314**	7,886,395
Leased line revenue	(ii)	**54,912**	62,865
Leased line charges	(ii)	**328,701**	548,481

(i) The interconnection revenue and charges mainly represent the amounts due from or to Domestic Carriers for telephone calls made between the Group's networks and the public switched telephone network of Domestic Carriers. The interconnection settlements are calculated in accordance with interconnection agreements reached between the branches of the Group and Domestic Carriers on a provincial basis. The terms of these agreements are set in accordance with the standard settlement arrangement stipulated by the MII.

(ii) Leased line charges are paid or payable to Domestic Carriers by the Group for the provision of transmission lines. At the same time, the Group leases transmission lines to Domestic Carriers in return for leased line rental income. The charges are calculated at a fixed charge per line, depending on the number of lines being used by the Group and Domestic Carriers.

(All amounts in RMB thousands unless otherwise stated)

33. RELATED PARTY TRANSACTIONS – GROUP (continued)

33.2 Domestic Carriers (continued)

(b) Amounts due from and to Domestic Carriers

	The Group	
	2006	2005
Amounts due from Domestic Carriers		
– Receivables for interconnection revenue and leased line revenue	**158,894**	139,099
– Less: Provision for doubtful debts	**(20,373)**	(614)
	138,521	138,485
Amounts due to Domestic Carriers		
– Payables for interconnection charges and leased lines charges	**850,975**	822,006

All amounts due from and to Domestic Carriers were unsecured, non-interest bearing and repayable within one year.

33.3 Other major state-owned enterprises

(a) Transactions with other major state-owned enterprises

The following is a summary of significant transactions with other major state-owned enterprises in the ordinary course of business:

	The Group	
	2006	2005
Purchase of CDMA handsets	**1,144,181**	1,795,009
Construction and installation fee	**218,904**	290,170
Purchase of equipment	**1,654,891**	3,588,153
Line leasing revenue	**166,559**	153,837
Finance income/costs, include:		
– Interest income	**226,065**	96,196
– Interest expense	**832,681**	1,587,260
Short-term bank loan received	**2,070,000**	11,946,716
Long-term bank loan received	**1,315,000**	5,772,746
Short-term bank loan repaid	**7,372,661**	14,363,131
Long-term bank loan repaid	**8,442,468**	25,869,531

33. RELATED PARTY TRANSACTIONS – GROUP (continued)

33.3 Other major state-owned enterprises (continued)

(b) Amounts due from and to other major state-owned enterprises

The balances with other major state-owned enterprises in various line items of the consolidated balance sheet are listed as follows:

	The Group	
	2006	2005
Current assets		
Prepayment and other current assets	**288,930**	160,681
Short-term bank deposit	**21,432**	282,457
Cash and cash equivalents	**11,994,563**	5,191,067
Non-current liabilities		
Long-term bank loans	**235,000**	7,946,418
Current liabilities		
Payables and accrued liabilities	**661,403**	341,446
Short-term bank loans	**–**	6,431,208
Current portion of long-term bank loans	**80,000**	5,145,190

(All amounts in RMB thousands unless otherwise stated)

34. CONTINGENCIES AND COMMITMENTS

34.1 Capital commitments

As at 31 December 2006 and 2005, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	The Group			
	2006			2005
	Land and buildings	**Equipment**	**Total**	Total
Authorised and contracted for	**499,280**	**2,199,345**	**2,698,625**	3,879,666
Authorised but not contracted for	**63,993**	**879,287**	**943,280**	329,258
Total	**563,273**	**3,078,632**	**3,641,905**	4,208,924

As at 31 December 2006, approximately RMB203 million (2005: RMB218 million) of capital commitment outstanding was denominated in US dollars, equivalent to USD26 million (2005: USD27 million).

34.2 Operating lease commitments

As at 31 December 2006 and 2005, the Group had total future aggregate minimum operating lease payments under operating leases as follows:

	The Group				
	2006				2005
	Land and buildings	**Equipment**	**CDMA network capacity (a)**	**Total**	Total
Leases expiring:					
– not later than one year	**935,718**	**129,951**	**7,270,895**	**8,336,564**	7,873,407
– later than one year and not later than five years	**1,889,947**	**77,808**	**–**	**1,967,755**	1,990,679
– later than five years	**1,082,987**	**24,804**	**–**	**1,107,791**	1,168,106
Total	**3,908,652**	**232,563**	**7,270,895**	**11,412,110**	11,032,192

34. CONTINGENCIES AND COMMITMENTS (continued)

34.2 Operating lease commitments (continued)

(a) In relation to the above CDMA network capacity commitment, it is estimated based on 90% of the total amount of lease fee paid by the Group to Unicom New Horizon in 2006 pursuant to 2006 CDMA Lease Agreement (See Note 4.2(c) for details).

As at 31 December 2006 and 2005, the Company had total future aggregate minimum operating lease payments under operating leases as follows:

	The Company	
	2006	2005
Office premise lease expiring:		
– not later than one year	**10,971**	2,853
– later than one year and not later than five years	**15,542**	–
Total	**26,513**	2,853

34.3 Commitment to purchase CDMA handsets

As of 31 December 2006, the Group committed to purchase CDMA handsets from third party vendors amounting to approximately RMB1,237 million (2005: RMB1,232 million).

(All amounts in RMB thousands unless otherwise stated)

35. EVENTS AFTER BALANCE SHEET

35.1 Non-adjusting post balance sheet event

Pursuant to the PRC enterprise income tax law passed by the Tenth National People's Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% and will be effective from 1 January 2008. The impact of this change in enterprise income tax rates on the Group's consolidated financial statements will depend on detailed implementation pronouncements that are to be issued subsequently. The Group is currently assessing the impact on the Group's results of operations and financial position of this change in enterprise income tax rates.

35.2 Proposed final dividend

After the balance sheet date, the Board of Directors proposed a final dividend. For details, see Note 31.

36. COMPARATIVE FIGURES

For comparative purposes, the carrying value of land use rights underlying the buildings acquired from third parties was reclassified from "Property, plant and equipment" to "Other assets" on the 2005 comparative consolidated balance sheet. Please refer to Note 6 for details.

37. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 29 March 2007.

Financial Summary

For the five-year ended 31 December 2006

(All amounts in RMB millions, except per share data and per ADS information)

Selected financial summary, including selected consolidated income statement data and consolidated balance sheet data for relevant years presented below, were prepared in accordance with HKFRS.

RESULTS

Selected Income Statement Data

	2006	2005	2004	2003	2002
Revenue (Turnover)					
GSM Business	**59,290**	52,135	47,509	41,153	27,890
CDMA Business	**27,293**	27,577	24,377	16,666	3,222
Data and Internet Business	**2,376**	3,050	3,663	3,437	2,793
Long Distance Business	**1,068**	1,525	1,848	2,273	2,766
Paging Business	**–**	–	–	1,403	2,161
Total service revenue	**90,027**	84,287	77,397	64,932	38,832
Sales of telecommunications products	**4,267**	2,762	1,690	2,221	1,411
Total revenue	**94,294**	87,049	79,087	67,153	40,243
Leased lines and network capacities	**(8,764)**	(8,748)	(7,398)	(4,320)	(1,583)
Interconnection charges	**(9,596)**	(8,372)	(7,517)	(5,921)	(3,230)
Depreciation and amortisation	**(22,422)**	(20,368)	(19,011)	(16,359)	(11,256)
Employee benefit expenses	**(6,649)**	(5,616)	(4,615)	(4,596)	(3,335)
Selling and marketing	**(19,252)**	(20,558)	(19,523)	(15,264)	(5,986)
General, administrative and other expenses	**(13,415)**	(11,742)	(10,500)	(9,139)	(5,632)
Cost of telecommunications products sold	**(4,930)**	(3,575)	(2,563)	(2,939)	(1,890)
Loss on sale of discontinued operating (New Guoxin)	**–**	–	–	(663)	–
Interest income	**259**	96	103	173	470
Finance costs	**(654)**	(1,099)	(1,696)	(1,946)	(1,474)
Other gains – net	**21**	35	103	18	(16)
	8,892	7,102	6,470	6,197	6,311
Unrealised loss on changes in fair value of derivative component of convertible bonds	**(2,396)**	–	–	–	–
Profit before income tax	**6,496**	7,102	6,470	6,197	6,311
Income tax expenses	**(2,764)**	(2,171)	(1,977)	(1,929)	(1,662)
Profit for the year	**3,732**	4,931	4,493	4,268	4,649

Financial Summary

For the five-year ended 31 December 2006
(All amounts in RMB millions, except per share data and per ADS information)

RESULTS (continued)

Selected Income Statement Data (continued)

	2006	2005	2004	2003	2002
Attributable to:					
Equity holders of the Company	**3,732**	4,931	4,493	4,278	4,634
Minority interest	**–**	–	–	(10)	15
	3,732	4,931	4,493	4,268	4,649
Basic earnings per share (RMB)	**0.296**	0.392	0.358	0.341	0.369
Diluted earnings per share (RMB)	**0.295**	0.391	0.357	0.341	0.369
Basic earnings per ADS (RMB)	**2.962**	3.923	3.577	3.408	3.691
Diluted earnings per ADS (RMB)	**2.950**	3.911	3.568	3.407	3.691

Selected Balance Sheet Data

	2006	2005	2004	2003	2002
Property, plant and equipment	**111,382**	112,373	118,492	117,863	107,216
Current assets	**20,426**	15,276	17,246	21,370	30,912
Accounts receivable, net	**3,419**	4,548	5,230	5,472	4,327
Cash and cash equivalents	**12,182**	5,472	4,655	9,220	14,433
Total assets	**146,438**	142,630	149,038	152,870	152,095
Current liabilities	**50,303**	50,862	46,124	43,907	44,611
Payable and accrued liabilities	**26,290**	18,527	16,786	17,098	19,812
Short-term loans	**3,984**	12,170	20,014	18,173	14,607
Long-term loans	**4,139**	11,982	26,137	36,213	37,686
Convertible bonds	**10,325**	–	–	–	–
Total liabilities	**67,026**	66,343	76,596	83,818	85,523
Total equity	**79,412**	76,287	72,442	69,052	66,572

Glossary

This glossary contains certain definitions and other terms as they are used in the Annual Report. These definitions may, or may not, correspond to standard industry definitions.

"ASP"	Application Service Provider, which refers to a company which provides various Internet application services
"ATM"	Asynchronous Transfer Mode, a broadband packet switching and multiplexing technology, which can be used in core networks, and used as an access technology as well
"CDMA"	Code Division Multiple Access, which uses different pseudo-random code sequence to mix and separate speech and data signals in wireless communication, is a wireless digital multiple address access technology that suits higher information amount
"CDMA 1X"	A mobile communication technology that can provide medium-speed packet data service
"CDMA 2000"	One of main standards for 3G cellular technology, including 1X and 3X standards. It is IS-95-based multi-carrier CDMA technology, a mobile communication system that supports circuit switching and packet switching
"FR"	Frame Relay, which is a fast open protocol, can provide network access and conduct data transmission over the network. This protocol is applicable to customers with a large amount of data traffic
"GPRS"	General Packet Radio Service, which is a GSM-based packet data service
"GSM"	TDMA-based 2G Global System for Mobile Communications, which operates at bands of 900MHz and 1800MHz
"ICP"	Internet Content Provider, which refers to a company that provides the content to be browsed over the Internet
"IP"	Internet Protocol, open protocol for Internet and LAN/WAN use

Glossary

"IP Phone"	Voice service with certain QoS transported over IP network
"ISP"	Internet Service Provider, refers to operator who provides Internet access
"LAN"	Local Area Network. Refers to a network composed by linking PCs and electronic office equipment. Subscribers can communicate with each other and share resources and get access to remote computers or other networks
"Mbps"	1 million bits per second
"MHz"	Million Hertz, a frequency unit, equal to 1 million cycles per second
"PSTN"	Public Switched Telephone Network
"QoS"	Quality of Service
"TD-SCDMA"	Time Division-Synchronous Code Division Multiple Access. This standard especially applies to wireless Internet access
"VPN"	A service provided by public network operator by utilizing public network resources and its specific functions, namely, providing customers with a network with private network characteristics and function
"WAN"	Wide Area Network, referring to a computer network that covers a wide geographical area (e.g., a whole city)
"WAP"	Wireless Application Protocol
"W-CDMA"	Wideband CDMA, one of main standards for 3G Local network: refers to a telephone network with same long-distance area code
"2G"	Digital mobile communication system that mainly adopts TDMA GSM and narrow band CDMA systems and is widely commercialized
"3G"	Mobile communication system that is further evolved on the basis of 2G and mainly adopts W-CDMA and can simultaneously provide voice and data services

"Circuit Switching"	A technique to provide any one communication subscribers a private physical channel (or circuit) which is composed by completing channel connection in space (wiring connection) or time (timeslot switch) by nodes of the channel
"Call-drop Rate"	One of standards reflecting telephone communication quality
"Packet Switching"	Divides customer-transferred data into packets of a certain length, with each packet prefixed with a mark. Address mark indicates which place this packet is sent to. Then the packets are retransmitted to their destination by the packet switch according to the address mark of each packet, and returned to original data packets
"Interconnection"	Refers to setting up effective communication connection between telecom networks to enable a telecom service operator's customers to communication with another telecom service operator's customers or to use another telecom service operator's various telecom services
"Base Station"	Transmitting/receiving point of a cellular communication system
"Base Station Controller"	Centralized control system of transmitting/receiving point of a cellular communication system
"Connection Rate"	one of standards reflecting the operating quality of a communication network, usually the percentage of successful calls in the total calls
"Router"	Special device for network interconnection use. It operates at the network layer of the open systems' interconnection reference model. Its basic function is to seek a route for the IP message through it, then transfer it to the host at the designated destination. And the router must complete conversion of various types of protocols in connecting two different types of networks
"Roaming"	A service provided by telecom operators, which enables subscribers to continue to use this service when leaving their home service area and entering other service areas

Glossary

"Spectrum"	Usable frequency range
"Dual-mode, dual-standby handset"	The handset that can offer both CDMA and GSM services simultaneously in areas that are covered by both CDMA and GSM networks, and there is no need to switch between CDMA and GSM networks.
"Gateway"	A device connecting two network sections that use different protocols, which mainly used to translate and convert data that use different transmission protocols in two network sections
"Network Capacity"	Total communication capacity of network
"Intelligent Network"	A system that provides services with computers and database at the core, This network system can be used to provide customers with all kinds of fast, convenient, economic and flexible new services

FORWARD LOOKING STATEMENT

The Company would like to caution investors and readers about the forward-looking nature of some of the statements contained in this report. Such forward-looking statements are by their nature subject to significant risks and uncertainties, some of which are beyond our control. Such risks and uncertainties include: the uncertainties in the development of telecommunication industry and technology in the PRC, future growth of the market demand for telecommunication services, changes in the competitive environment, regulatory environment and the PRC government's regulatory and/or industry policy, the PRC government's decisions in relation to the technology standards and licenses of 3G mobile telecommunications, and other factors that will affect the execution of our business plans and strategies as well as our business condition and financial results.

www.chinaunicom.com.hk

China Unicom Limited

END